As filed with the Securities and Exchange Commission on October 28, 2026

Registration Nos. 333-299105 and 333-299105-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WHEELING POWER COMPANY	WHEELING CONSUMER RATE RELIEF FUNDING LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

West Virginia	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

0000106617	0002145887
(Central Index Key Number)	(Central Index Key Number)

55-0309620	39-4026685
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

1 Riverside Plaza Columbus, OH 43215-2373 (614) 716-1000	201 Jacob Street, Wheeling, West Virginia, 26003 (614) 716-1523
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Ryan F. Aguiar, Senior Counsel

Jack J. Gravelle, Associate General Counsel

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215-2373

(614) 716-2931

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Robert G. Stephens George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4500	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Registration Statement Nos. 333-299105
and 333-299105-01

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 28, 2026

PRELIMINARY PROSPECTUS

$1,073,300,000 Series 2026-A Senior Secured CRR Bonds

Wheeling Power Company

Sponsor, Depositor and Initial Servicer

Central Index Key Number: 0000106617

Wheeling Consumer Rate Relief Funding LLC

Issuing Entity

Central Index Key Number: 0002145887

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered(1)	Scheduled Final Payment Date	Final Maturity Date	Interest Rate(2)		Initial Price to Public	Underwriting Discounts and Commissions	Proceeds to issuing entity (Before Expenses)	CUSIP	ISIN
A-1		$317,800,000				%			$
A-2		$222,500,000				%			$
A-3		$533,000,000				%			$

(1)	Preliminary subject to change.
(2)	Interest on the CRR bonds will accrue from , 20 . If the CRR bonds are delivered after that date, the purchaser will pay accrued interest.

The total initial price to the public is $   . The total amount of the underwriting discounts and commissions is $   . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $   ) is $   . The distribution frequency is semi-annually. The first expected payment date is  , 20 .

Investing in the Series 2026-A Senior Secured CRR bonds involves risks. Please read “Risk Factors” beginning on page 28 to read about factors you should consider before buying the CRR bonds.

Wheeling Power Company, as “depositor”, is offering up to $1,073,300,000 aggregate principal amount of Series 2026-A Senior Secured Consumer Rate Relief Bonds (referred to herein as the “CRR bonds”) in  tranches to be issued by Wheeling Consumer Rate Relief Funding LLC, a Delaware limited liability company (the “issuing entity”) and wholly owned subsidiary of Wheeling Power Company. Wheeling Power Company is the “seller,” the “initial servicer” and the “sponsor” with regard to the CRR bonds. Appalachian Power Company is the “subservicer” with regard to the CRR bonds. The CRR bonds are senior secured obligations of the issuing entity only and will be secured by assets of the issuing entity (including the CRR property, which includes the right to impose, charge and collect an irrevocable, binding, nonbypassable charge, known as the “CRR charge,” paid by all existing and future Public Service Commission of the State of West Virginia jurisdictional area customers of Wheeling Power Company and Appalachian Power Company, respectively, in amounts sufficient to make timely payments on the CRR bonds, as described further in this prospectus). “West Virginia Commission-jurisdictional area” refers to Wheeling Power Company’s and Appalachian Power Company’s collective customer base in West Virginia that will be subject to the CRR charges. The initial servicer will bill and collect the CRR charges in Wheeling Power Company’s service area and the subservicer will bill and collect the CRR charges in Appalachian Power Company’s service area. Customers are divided into “CRR Revenue Groups” (residential, commercial or industrial) which are further divided into various “customer classes” (that represent rate classes on tariff schedules) within the CRR Revenue Group. CRR charges are required to be adjusted at least annually, with semi-annual (and, beginning 12 months prior to the scheduled final payment date of the latest maturing tranche of the CRR bonds, quarterly) or interim adjustments, as necessary, to ensure the projected recovery of amounts sufficient to provide full and timely payment of the scheduled principal, interest and other required amounts in connection with the CRR bonds during the current or next succeeding set of collection periods and nonstandard true-ups to adjust the allocation percentages among the CRR Revenue Groups to reflect significant changes from historical conditions of operation. Credit enhancement for the CRR bonds will be provided by the true-up mechanism, as well as by funds in the general, excess funds and capital subaccounts held under the indenture governing the CRR bonds.

Each CRR bond will be entitled to interest on    and    of each year, beginning on    , 20 . The first scheduled payment date is  , 20 . Interest will accrue from the date of issuance and must be paid by the purchaser of the CRR bonds if the CRR bonds are delivered after that date. On each payment date, scheduled principal payments shall be paid sequentially in accordance with the expected sinking fund schedule in this prospectus, but only to the extent funds are available in the payment account after payment of certain fees and expenses and after payment of interest.

The CRR bonds represent obligations only of the issuing entity, Wheeling Consumer Rate Relief Funding LLC, and are secured only by the assets of the issuing entity, consisting principally of the CRR property and related assets to support its obligations under the CRR bonds. Please read “Description of the CRR Bonds—Security for the CRR Bonds,” and “Description of the CRR Property” in this prospectus. Wheeling Power Company, Appalachian Power Company and their affiliates, other than the issuing entity, are not liable for any payments on the CRR bonds. The CRR bonds do not obligate the State of West Virginia or any of its political subdivisions, agencies, or instrumentalities to levy any tax or make any appropriation for payment of the CRR bonds nor are they special obligations or indebtedness of the State of West Virginia or any of its political subdivisions, agencies or instrumentalities.

All matters relating to the structuring and pricing of the CRR bonds have been considered by Wheeling Power Company and the Public Service Commission of the State of West Virginia (the “West Virginia Commission”), acting through its financial advisor.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the CRR bonds through the book-entry facilities of The Depository Trust Company for the accounts of its participants including Clearstream Banking S.A. (“Clearstream”) and Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) against payment on or about  , 20 . There currently is no secondary market for the CRR bonds, and we cannot assure you that one will develop.

The State of West Virginia, pursuant to § 24-2-4h of the West Virginia Code (the “Securitization Law”), has pledged to and agreed with holders of CRR bonds, assignees and financing parties that the State of West Virginia will not take or permit any action that impairs the value of CRR property or revises the consumer rate relief costs for which recovery is authorized under the financing order or, except as permitted pursuant to the true-up adjustment mechanism authorized under § 24-2-4h(k) of the Securitization Law, reduce, alter, or impair the CRR charges that are imposed, charged, collected, or remitted for the benefit of the CRR bondholders, assignees and financing parties, until any principal, interest, and redemption premium in respect to the CRR bonds, all financing costs, and all amounts to be paid to an assignee or financing party under an ancillary agreement have been paid or performed in full.

Pursuant to the financing order, the West Virginia Commission has pledged not to impair, postpone, terminate or otherwise adjust the CRR charges approved in the financing order or impair the CRR property or the collection of CRR charges or the recovery of consumer rate relief costs for which recovery is authorized (including financing costs). The West Virginia Commission has guaranteed that it will act pursuant to the financing order to ensure that expected CRR charges are sufficient to provide for the timely payment of scheduled principal and interest on the CRR bonds and financing costs. The West Virginia Commission’s obligations relating to the CRR bonds, including the true-up adjustment mechanism, are irrevocable upon issuance of the CRR bonds, and are legally enforceable against the State of West Virginia and the West Virginia Commission, which is a United States public sector entity, in accordance with West Virginia law.

Joint Book-Running Managers

RBC Capital Markets	Citigroup	Morgan Stanley

The date of this prospectus is   , 20 .

i

ii

iii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the U.S. Securities and Exchange Commission or the “SEC”. This prospectus provides information about us, the CRR bonds, Wheeling Power Company, as depositor, sponsor and initial servicer, and Appalachian Power Company, as subservicer. This prospectus describes the terms of the CRR bonds offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”

References in this prospectus to the terms “we,” “us,” “our” or “the issuing entity” mean Wheeling Consumer Rate Relief Funding LLC. References to “WPCo,” “the sponsor,” “the initial servicer,” “the depositor” or “the seller” mean Wheeling Power Company. References to “APCo” or the “the initial subservicer” mean Appalachian Power Company. References to “the servicers” refer to WPCo as the initial servicer and Appalachian Power Company as the initial subservicer, and any successor servicers under the servicing agreement referred to in this prospectus. References to the “Securitization Law” means § 24-2-4h of the Code of West Virginia, 1931, providing for a financing mechanism through which electric utilities can use securitization financing for consumer rate relief costs, by issuing “CRR bonds.” We also refer to the Public Service Commission of the State of West Virginia as the “West Virginia Commission.” Unless the context otherwise requires, the terms “West Virginia Commission-jurisdictional area customer,” “customer” or “retail customer” means all existing and future West Virginia Commission-jurisdictional area retail customers that receive electric service within WPCo’s and APCo’s, or any successors’, collective geographic service territory in the State of West Virginia notwithstanding any change in West Virginia law regarding the ability of any such customer to choose a provider of generation or transmission service from a party other than WPCo or APCo (or their respective successor) in the future, including all existing and future West Virginia electric retail customers who are obligated to pay CRR charges pursuant to the financing order or any tariff. You can find a glossary of some of the other defined terms we use in this prospectus on page 162 of this prospectus.

We have included cross-references to sections in this prospectus where you can find further related discussions. You can also find references to key topics in the table of contents on the preceding pages.

We have not, and the underwriters have not, authorized anyone to give you any information other than in this prospectus and the information incorporated by reference herein. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. Neither we nor any underwriter, agent, dealer, salesperson, the West Virginia Commission or WPCo has authorized anyone else to provide you with any different information. Neither we nor any underwriter, agent, dealer, salesperson, the West Virginia Commission or WPCo take any responsibility for, and can provide any assurance as to the reliability of, any different information that others may give you. We are not offering to sell the CRR bonds in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

We expect to deliver the CRR bonds against payment for the CRR bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the sixth business day following the date of pricing of the CRR bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade CRR bonds on the date of pricing or the succeeding four business days will be required, by virtue of the fact that the CRR bonds initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements included in this prospectus may be “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “should,” “expects,” “intends,” “projects,” “plans,” “believes,” “estimates,” “targets,” “anticipates” and similar expressions are used to identify these forward-looking statements. Forward-looking statements are based upon assumptions about future events that may not be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we and WPCo undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Specific factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, those set forth below:

•

state and federal legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, restructuring of the electric utility industry and changes in, or changes in application of, laws or regulations applicable to various aspects of WPCo’s and APCo’s businesses;

•	the accuracy of either servicer’s estimates of market demand and prices for energy;

•	the accuracy of either servicer’s estimates of industrial, commercial and residential growth in WPCo’s and APCo’s collective customer base;

•	the accuracy of either servicer’s forecast of electrical consumption or the payment of CRR charges;

•	the ability of WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers to continue paying their electric utility bills;

•	economic conditions in WPCo’s and APCo’s West Virginia service territories, including the economy’s effects on customer demand for electric utility services;

•	mechanical breakdowns or other incidents that could impair assets and disrupt operations of any of WPCo’s or APCo’s generation facilities, transmission and distribution systems, or other operations;

•

wholesale and retail competition, including alternative energy sources, growth in customer-owned power resource technologies that displace utility-supplied energy or that may be sold back to the utility, and alternative energy suppliers and delivery arrangements;

•

prolonged or recurring U.S. federal government shutdowns that could adversely affect WPCo’s or APCo’s operations, regulatory approvals, and financial performance and could cause volatility in the capital markets which may interrupt WPCo’s or APCo’s access to capital;

•	blackouts or disruptions of interconnected transmission systems (the regional power grid);

•	economic, regulatory, or workforce impacts related to pandemics;

•	changes in climate and weather conditions, including natural disasters such as wind and ice storms, hurricanes, floods, wildfires and droughts;

•

acts of war and military conflicts, the effects of terrorism (including increased security costs), embargoes, cybersecurity threats, labor strikes impacting material supply chains, global information technology disruptions, and other catastrophic events;

•	the impact of changes in interest rates and global market conditions on financing;

•	declining energy demand related to customer energy efficiency, conservation measures, technological advancements, or increased distributed generation;

•	the unpredictability of civil unrest and its direct and indirect impact on WPCo or APCo; and

•	other factors we discuss in this prospectus.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update or revise any forward-looking statement, including unanticipated events, after the date of this prospectus. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

All subsequent written and oral forward-looking statements attributable to us and WPCo or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this prospectus are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances, except as required by law.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO PROSPECTIVE INVESTORS IN THE EEA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129, AS AMENDED (THE “PROSPECTUS REGULATION”). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF CRR BONDS IN ANY MEMBER STATE OF THE EEA WILL BE MADE ONLY TO QUALIFIED INVESTORS WITHIN THE MEANING OF THE PROSPECTUS REGULATION (EACH, AN “EEA QUALIFIED INVESTOR”). ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF CRR BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO EEA QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAVE AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF CRR BONDS IN THE EEA OTHER THAN TO EEA QUALIFIED INVESTORS.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY CRR BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR IN THE EEA. FOR THESE PURPOSES, (A) THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED (“MIFID II”); OR (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, AS AMENDED, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) AN EEA QUALIFIED INVESTOR, AND (B) THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE CRR BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE CRR BONDS.

NOTICE TO PROSPECTIVE INVESTORS IN THE UK

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF CRR BONDS IN THE UK WILL BE MADE ONLY TO QUALIFIED INVESTORS AS DEFINED IN PARAGRAPH 15 OF SCHEDULE 1 TO THE PUBLIC OFFERS AND ADMISSIONS TO TRADING REGULATIONS 2024 (EACH, A “UK QUALIFIED INVESTOR”). ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF CRR BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO UK QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAVE AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF CRR BONDS IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL, DISTRIBUTE OR OTHERWISE MAKE AVAILABLE, ANY CRR BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM. FOR THESE PURPOSES, (A) THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS EITHER ONE (OR BOTH) OF THE FOLLOWING: (a) NOT A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UK; OR (b) NOT A UK QUALIFIED INVESTOR, AND (B) THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE CRR BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO BUY OR SUBSCRIBE FOR THE CRR BONDS.

THE COMMUNICATION OF THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIALS RELATING TO THE ISSUE OF THE CRR BONDS OFFERED HEREBY IS NOT BEING MADE, AND THIS PROSPECTUS AND SUCH OTHER DOCUMENTS AND/OR MATERIALS HAVE NOT BEEN APPROVED, BY AN AUTHORIZED PERSON FOR THE PURPOSES OF SECTION 21 OF THE FSMA. ACCORDINGLY, THIS PROSPECTUS AND SUCH OTHER DOCUMENTS AND/OR MATERIALS ARE NOT BEING DISTRIBUTED TO, AND MUST NOT BE PASSED ON TO, THE GENERAL PUBLIC IN THE UNITED KINGDOM. THIS PROSPECTUS AND SUCH OTHER DOCUMENTS AND/OR MATERIALS ARE FOR DISTRIBUTION ONLY TO PERSONS WHO: (a) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO FALL WITHIN THE DEFINITION OF INVESTMENT PROFESSIONALS (AS DEFINED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”)); (b) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER; (c) ARE OUTSIDE THE UNITED KINGDOM; OR (d) ARE OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DISTRIBUTED UNDER THE ORDER (EACH SUCH PERSON, A “RELEVANT PERSON”). THIS PROSPECTUS AND ANY SUCH OTHER DOCUMENTS AND/OR MATERIALS ARE DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS AND ANY SUCH OTHER DOCUMENTS AND/OR MATERIALS RELATE WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. ANY PERSON IN THE UNITED KINGDOM THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ANY OTHER DOCUMENTS AND/OR MATERIALS RELATING TO THE ISSUE OF THE CRR BONDS OFFERED HEREBY OR ANY OF THEIR CONTENTS.

EACH OF THE UNDERWRITERS HAS REPRESENTED AND AGREED THAT (A) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE CRR BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND (B) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE CRR BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF CANADA

THE CRR BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE CRR BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

PROSPECTUS SUMMARY OF TERMS

The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the CRR bonds, carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 28 of this prospectus before you invest in the CRR bonds.

Securities Offered:	$1,073,300,000 Series 2026-A Senior Secured CRR Bonds, scheduled to pay principal semi-annually and sequentially in accordance with the expected sinking fund schedule. Only the CRR bonds are being offered through this prospectus.

Tranche	Principal Amount
A-1	$317,800,000
A-2	$222,500,000
A-3	$533,000,000

Issuing Entity and Capital Structure:	Wheeling Consumer Rate Relief Funding LLC is a special purpose limited liability company formed under Delaware law and a direct, wholly owned subsidiary of WPCo, a corporation formed under West Virginia law. We were formed solely to purchase and own the CRR property, to issue the CRR bonds and to perform activities incidental thereto. Please read “Wheeling Consumer Rate Relief Funding LLC, The Issuing Entity” in this prospectus.

In addition to the CRR property, our assets will include a capital investment by WPCo (and not from the proceeds of the sale of the CRR bonds) in an amount equal to 0.50% of the initial principal amount of the CRR bonds (to be held in the capital subaccount). We will also have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments on the CRR bonds have been timely made.

Issuing Entity’s Address:	201 Jacob Street, Wheeling, West Virginia, 26003

Issuing Entity’s Telephone Number:	(614) 716-1523

Depositor, Seller, Initial Servicer and Sponsor:

WPCo is a regulated electric utility engaged principally in the generation, transmission, distribution, and sale of electricity in West Virginia. As of December 31, 2025, WPCo owned or partially owned 1 generating plant, consisting of 2 generating units for an aggregate net generating capacity of 780 megawatts (“MW”), and served approximately 41,000 West Virginia Commission-jurisdictional area customers in West Virginia through its retail business. WPCo is a West Virginia corporation and a wholly owned subsidiary of American Electric Power Company, Inc., referred to as “AEP”, a public utility holding company based in Columbus, Ohio. AEP’s over 17,000 employees operate and maintain the nation’s largest electricity transmission system and approximately 252,000 miles of distribution lines to deliver power to nearly 5.6 million retail customers in 11 states. AEP also is one of the nation’s largest electricity producers with approximately 31,000 megawatts of diverse generating capacity. The CRR bonds do not constitute a debt, liability or other legal obligation of WPCo or AEP.

WPCo’s Address:	1 Riverside Plaza, Columbus, Ohio 43215-2373

WPCo’s Telephone Number:	(614) 716-1000

Initial Subservicer:	APCo is a regulated electric utility engaged principally in the generation, transmission, distribution, and sale of electricity in West Virginia, central and western Virginia and northeast Tennessee. As of December 31, 2025, APCo owned or partially owned 16 generating plants, consisting of 46 generating units for an aggregate net generating capacity of 6,927 megawatts (“MW”), and served approximately 418,000 West Virginia Commission-jurisdictional area customers in West Virginia through its retail business. APCo is a Virginia corporation and a wholly owned subsidiary of AEP.

APCo’s Address:	1 Riverside Plaza, Columbus, Ohio 43215-2373

APCo’s Telephone Number:	(614) 716-1000

Our Relationship With the West Virginia Commission:	The West Virginia Commission is consulting with WPCo, to the extent requested by the West Virginia Commission, with respect to the structuring and pricing of the CRR bonds. Prior to the submission of the final issuance advice letter and through the period ending with the issuance of the CRR bonds, WPCo will, to the extent requested by the West Virginia Commission, provide the West Virginia Commission or its staff with timely information so that the West Virginia Commission acting for itself, through its staff or with its financial advisor, can remain informed of all material aspects relating to the structuring and pricing of, and financing costs relating to, the CRR bonds and participate as directed.

Trustee:	U.S. Bank Trust Company, National Association. Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Purpose of Transaction:

The financing order authorizes each of WPCo and APCo to recover certain West Virginia Commission approved consumer rate relief costs through the issuance of the CRR bonds by us and a concurrent but separate transaction in which APCo will separately issue its own series of consumer rate relief bonds through the APCo issuing entity. The financing order authorizes the issuance of WPCo’s CRR bonds in an aggregate principal amount of approximately $1.035 billion (as estimated in the July 21, 2026 order) plus WPCo’s carrying charges, such aggregate amount equal to the sum of: (a) approximately $1.03 billion of eligible costs to be securitized, consisting primarily of the West Virginia Commission-jurisdictional share of the undepreciated Mitchell generation plant balance as of December 31, 2022 of approximately $558.7 million, together with the expanded net energy cost under-recovery balance of approximately $318.7 million, deferred storm expenses of approximately $2.9 million, and coal combustion residuals and effluent limitation guidelines environmental control costs of approximately $149.2 million plus WPCo’s carrying charges;

plus, (b) up-front financing costs allocable to WPCo, which were estimated at approximately $5.9 million, in each case subject to update through the issuance advice letter process. The aggregate principal amount of WPCo CRR Bonds will be $1.073 billion, which includes eligible costs plus carrying charges and upfront financing costs allocable to WPCo.

Transaction Overview:	The Securitization Law authorizes a qualifying utility to recover consumer rate relief costs approved by the West Virginia Commission, including expanded net energy costs, environmental control costs, storm recovery costs and undepreciated generation utility plant balances, through the issuance of consumer rate relief bonds pursuant to, and supported by, an irrevocable financing order of the West Virginia Commission. The Securitization Law further authorizes the West Virginia Commission to impose an irrevocable, nonbypassable consumer rate relief charge on all of an electric utility’s retail customers within the West Virginia Commission’s jurisdiction, irrespective of generation supplier. The amount, allocation among CRR Revenue Groups, and terms of collection of consumer rate relief charges are governed by a financing order issued to the utility by the West Virginia Commission and are subject to a statutory formula-based true-up mechanism designed to correct for any over- or under-collections of the consumer rate relief charges or to otherwise ensure the full and timely payment of principal, interest and all related financing costs and other required amounts and charges payable in connection with the consumer rate relief bonds.

The Securitization Law permits a qualifying utility to sell, assign or transfer all or a portion of its rights and interests under a financing order—including the right to impose, charge and collect consumer rate relief charges, and to obtain adjustments to those charges—to a special purpose entity formed by the utility, which may issue debt securities secured by, and payable from, the right to receive revenues arising from the consumer rate relief charges. As of the date of issuance of a financing order, consumer rate relief property is approved and, upon transfer of the utility’s rights and interests under the financing order to a special purpose entity, such consumer rate relief property shall be created and established in favor of the issuing entity and its successors and assignees, constituting an existing, present property right consisting of the rights and interests created under the financing order and any revenues and collections arising therefrom. Except for changes made pursuant to the true-up mechanism, the West Virginia Commission may not reduce, alter or impair the consumer rate relief charges or impair the consumer rate relief property or recovery of consumer rate relief costs until the related consumer rate relief bonds and all approved financing costs are paid in full. In addition, the State of West Virginia and the West Virginia Commission have pledged not to take or permit any action that would impair the value of the consumer rate relief property or the security for the consumer rate relief bonds, or otherwise reduce, alter or impair the consumer rate relief charges (other than as adjusted through the true-up) until the consumer rate relief bonds and all related financing costs have been paid and performed in full.

The electric bills of the qualifying utility’s retail customers must include the consumer rate relief charge as a separate line item that reflects both the rate and the amount of the charge and state that the assignee is the owner of the rights to the consumer rate relief charges and that the utility is acting as servicer for the assignee. Consumer rate relief charges are collected separate and apart from base rates.

Unless the context indicates otherwise, references in this prospectus to the “financing order” are to the financing order issued by the West Virginia Commission to Appalachian Power Company and Wheeling Power Company, in Case No. 25-0310-E-PC on March 31, 2026, as modified by the West Virginia Commission order issued on July 21, 2026, in Case No. 26-0469-E-ENEC, as further described below.

On March 13, 2025, WPCo, together with APCo, filed an application with the Public Service Commission of West Virginia under the State of West Virginia’s Securitization Law, requesting a financing order authorizing securitization of the previously discussed costs and related financing costs. Following notice and an evidentiary hearing on July 1, 2025, the West Virginia Commission issued its financing order on March 31, 2026 authorizing the issuance of CRR bonds. The original financing order became final and no longer subject to appeal on April 30, 2026. The July 21, 2026 order that modified the original financing order became final and no longer subject to appeal on August 20, 2026.

The financing order creates a single “consumer rate relief property” that is jointly owned by WPCo and APCo. Such consumer rate relief property grants each of WPCo and APCo the right to impose, charge and collect consumer rate relief charges on West Virginia Commission-jurisdictional customers in amounts necessary to recover all principal and interest on the bonds issued by the respective issuing entity plus the related ongoing financing costs incurred by or allocable to each issuing entity. In connection with CRR bonds being issued by us, WPCo will sell its interest in the above-described consumer rate relief property (i.e., the CRR property described herein) to us (and APCo will sell its interest in the consumer rate relief property to the APCo issuing entity for its separate bond issuance). Because each of WPCo and APCo is only selling its own individual interest, there will only be one sale of consumer rate relief property for each bond issuance, but WPCo, as the initial servicer of the CRR bonds, will bill and collect the CRR charges from its customers and APCo, as the initial subservicer, will bill and collect the CRR charges from its customers. Each will jointly prepare true-up adjustment filings, but WPCo will have ultimate responsibility for preparing and making true-up adjustment filings if APCo is unable to do so.

The financing order authorizes WPCo specifically, through the issuance of CRR bonds by us, to recover certain West Virginia Commission-approved consumer rate relief costs in an aggregate principal amount of approximately $1.035 billion (as estimated in the July 21, 2026 order) plus WPCo’s carrying charges, such aggregate amount equal to the sum of: (a) approximately $1.03 billion of eligible costs to be securitized, consisting primarily of the West

Virginia Commission-jurisdictional share of the undepreciated Mitchell generation plant balance as of December 31, 2022 of approximately $558.7 million, together with the expanded net energy cost under-recovery balance of approximately $318.7 million, deferred storm expenses of approximately $2.9 million, and coal combustion residuals and effluent limitation guidelines environmental control costs of approximately $149.2 million plus WPCo’s carrying charges; plus (b) up-front financing costs allocable to WPCo, which were estimated at approximately $5.9 million, in each case subject to update through the issuance advice letter process. The aggregate principal amount of WPCo CRR Bonds will be $1.073 billion, which includes eligible costs plus carrying charges and upfront financing costs allocable to WPCo.

The financing order also authorizes: (a) WPCo’s and APCo’s proposed financing structure and issuance of the CRR bonds and the separate issuance of consumer rate relief bonds by APCo’s issuing entity; (b) the creation and sale of consumer rate relief property, including the CRR property and the right to impose, charge, and collect CRR charges, and to obtain adjustments to those charges sufficient to timely pay the CRR bonds and associated financing costs; (c) the sale of the CRR property by WPCo to us; and (d) a tariff rider to implement the CRR charges.

The primary transactions underlying the issuance and sale of the CRR bonds are as follows:

•	WPCo will transfer and sell the CRR property to us in exchange for the net proceeds from the sale of the CRR bonds;

•	we will sell the CRR bonds, which will be secured primarily by the CRR property, to the underwriters named in this prospectus;

•	WPCo will act as the initial servicer of the CRR property and will be responsible for billing and collecting CRR charges from WPCo customers and remitting them to the trustee; and

•	APCo will act as the initial subservicer of the CRR property and will be responsible for billing and collecting CRR charges from APCo customers and remitting them to the trustee.

The CRR bonds are not obligations of the trustee, our managers, WPCo, APCo, AEP or of any of their affiliates other than us. The CRR bonds do not constitute a debt or a pledge of the faith and credit or taxing power of the State of West Virginia or of any county, municipality or any other political subdivision of the State of West Virginia. Holders of CRR bonds have no right to have taxes levied by the State of West Virginia or the taxing authority of any county, municipality, or any other political subdivision of this state for the payment of the principal of or interest on the bonds. The issuance of CRR bonds does not, directly, indirectly, or contingently, obligate the State of West Virginia or a county, municipality, or political subdivision of this state to levy a tax or make an appropriation for payment of the principal of or interest on the CRR bonds.

Parties to Transaction and Responsibilities:	The following chart represents a general summary of the parties to the transactions underlying the offering of the CRR bonds, their roles and their various relationships to the other parties:

Flow of Funds:	The following chart represents a general summary of the flow of funds:

Initial Subservicer:
Appalachian Power Company
(Regulated by PSC)
CRR charges ($)
CRR charges from APCo Retail Customers ($)
APCo and WPCo Retail Customers
Joint Collection Account
CRR charges from WPCo Retail Customers ($)
WPCo's proportionate allocation of funds ($)
Principal and Interest Payments ($)
Seller and Initial Servicer:
Wheeling Power Company
(Regulated by PSC)
CRR charges ($)
Trustee on behalf of Consumer Rate Relief Bonds
CRR Bondholders
Issuing Entity:
Wheeling Consumer Rate Relief Funding LLC
Bankruptcy Remote

The Security for the CRR Bonds:	The CRR bonds will be secured by the collateral pledged pursuant to the indenture. The principal asset of the CRR bond collateral will be the CRR property. Under the Securitization Law and financing order, WPCo’s right in the CRR property shall be property in the form of a contract right or chose in action to create the CRR property and to make the CRR charges irrevocable and nonbypassable. Upon the transfer of the CRR property to us, we will have all of the rights, title and interest in the CRR property including the right to impose, charge and collect CRR charges from WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers, as well as to obtain periodic adjustments to such charges as provided in the financing order. In addition, the CRR property consists of any revenues, receipts. collections, claims, rights to payments, payments, money or other proceeds arising from the aforementioned rights and interests.

The “CRR bond collateral,” will also consist of:

•	the CRR property;

•	the CRR charges related to the CRR property;

•

our rights under the sale agreement and the bill of sale delivered by WPCo pursuant to the sale agreement, our rights under the servicing agreement, the CRR property intercreditor agreement, the receivables intercreditor agreement and joinder, the administration agreement and any subservicing agency, other intercreditor, administration or collection agreements executed in connection with the servicing agreement, the intercreditor agreement and joinder, or the administration agreement;

•

our rights in the joint collection account, the payment account and all subaccounts to each of the foregoing accounts, including the general subaccount, the capital subaccount and the excess funds subaccount, and all cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•	all rights to compel the servicers to file for and obtain periodic adjustments to the CRR charges in accordance with the Securitization Law and the financing order;

•

all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute CRR property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

•	all payments on or under, and all proceeds in respect of, any or all of the foregoing.

The payment account’s subaccounts consist of a capital subaccount, which will be funded at closing in the amount of 0.50% of the initial aggregate principal amount of the CRR bonds, a general subaccount, into which the servicers will transfer from the joint collection account all CRR charge collections, and an excess funds subaccount, into which we will transfer any amounts collected and remaining on a payment date after all payments to CRR bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be available to make payments on the CRR bonds on each payment date. For a description of the CRR property, please read “Description of the CRR Property” in this prospectus.

For a description of the CRR bonds, please read “Description of the CRR Bonds” in this prospectus.

The CRR Property:	In general terms, all of the rights and interests in the consumer rate relief property that WPCo transfers to us pursuant to the sale agreement are referred to in this prospectus as the “CRR property.” The CRR property includes the irrevocable right to impose, charge, and collect CRR charges in amounts sufficient to pay the principal of and interest on the CRR bonds and the related ongoing financing costs, the right to obtain periodic adjustments to the CRR charges as provided in the financing order, and any revenues, receipts, collections, claims, rights to payment, payments, money, or other proceeds arising from the foregoing rights and interests. CRR charges are payable by both WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers.

The CRR property is the principal collateral securing the CRR bonds. CRR charges authorized in a financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the West Virginia Commission, except for the true-up adjustments to the CRR charges. Those adjustments consist of a mandatory annual true-up, mandatory interim true-ups made semi-annually (and, beginning 12 months prior to the scheduled final payment date for the latest maturing tranche of each series of CRR bonds, quarterly) if the servicers forecast that collections will be insufficient to make, on a timely basis, all scheduled payments of principal of, interest on, and other amounts in respect of the CRR bonds and ongoing financing costs during the current or next succeeding set of collection periods and/or to replenish any draws upon the capital subaccount, interim true-ups at other times, and nonstandard true-ups to adjust the percentages used to allocate the CRR charges among the CRR Revenue Groups. Please read “The Financing Order—True-Ups” in this prospectus. Any revenues and collections resulting from CRR charges are part of the CRR property.

We will purchase the CRR property from WPCo to support the issuance of the CRR bonds. WPCo, as the initial servicer, will bill and collect the CRR charges from WPCo customers. APCo, as the initial subservicer, will bill and collect the CRR charges from APCo customers. Each of WPCo and APCo will include the CRR charges in its respective bills to its customers and is required to show the CRR charges as a separate line item that is separate and apart from WPCo’s and APCo’s respective base rates. In addition, the servicers are required to provide their customers, at least annually, a plain-English explanation of the CRR charges, and to provide the ownership notification required by the financing order identifying us as the owner of the CRR property and WPCo or APCo, as the applicable servicer, as required by W. Va. Code § 24-2-4h(j)(2) and the financing order.

State and West Virginia Commission Pledges:	The State of West Virginia has pledged in the Securitization Law, for the benefit and protection of the CRR bondholders, assignees and financing parties, that it will not take or permit any action that impairs the value of the CRR property, or revise the consumer rate relief costs for which recovery is authorized under the financing order, or, except for true-up adjustments to the CRR charges as discussed in “The Financing Order—True-ups” and “The Servicing Agreement—CRR Charge Adjustment Process,” reduce, alter or impair the CRR charges to be imposed, charged, collected or remitted for the benefit of the CRR bondholders, assignees and financing parties, until any principal, interest and redemption premium in respect of the CRR bonds, all financing costs, and all amounts to be paid to an assignee or financing party under any ancillary agreement have been paid or performed in full. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “The Securitization Law—WPCo and Other Qualifying Utilities May Securitize Consumer Rate Relief Costs and Related Financing and Ongoing Costs” in this prospectus.

The West Virginia Commission is a state agency created and continued under Chapter 24 of the West Virginia Code. Under the Securitization Law, a final financing order is irrevocable, and the West Virginia Commission may not reduce, alter or impair the CRR charges authorized in the financing order or impair the CRR property or the collection or recovery of the consumer rate relief costs until the related consumer rate relief bonds and all approved financing costs are paid in full.

In the financing order, the West Virginia Commission has pledged that the financing order is irrevocable and that, except for changes made pursuant to the formula-based adjustment mechanism authorized under the financing order, it will not reduce, alter or impair the CRR charges approved in the financing order, or impair the CRR property or the collection of the CRR charges or the recovery of the aggregate costs being financed through the CRR bonds (including the upfront financing costs) and the ongoing financing costs until the related consumer rate relief bonds and all approved financing costs are paid in full; no adjustment through the adjustment mechanism will affect the irrevocability of the financing order. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “West Virginia Pledge and True-Up Mechanism” in the prospectus.

True-up Mechanism for Payment of Scheduled Principal and Interest:	CRR charges are required to be reviewed and adjusted, without any caps, pursuant to a true-up adjustment mechanism to correct any overcollections or undercollections of CRR charges and otherwise to ensure the projected recovery of amounts sufficient to provide full and timely payment of the scheduled principal of, and interest on, the CRR bonds and related ongoing financing costs.

The servicers are required to make a true-up adjustment at least annually. In addition, the servicers will make a mandatory interim true-up adjustment semi-annually (and, beginning 12 months prior to the scheduled final payment date for the latest maturing tranche of each series, quarterly), if the servicers forecast that CRR charge collections during the relevant period will be insufficient to make all scheduled payments of principal of, interest on, and other amounts in respect of the CRR bonds and ongoing financing costs on a timely basis during the current or next succeeding set of collection periods, and/or to replenish any draws upon the capital subaccount.

The servicers may also make interim true-up adjustments more frequently, at any time, if the servicers forecast that CRR charge collections will be insufficient to make, on a timely basis, all scheduled payments of, interest on, and other amounts in respect of the CRR bonds and related ongoing financing costs, and/or to replenish any draws upon the capital subaccount, in each case to ensure that CRR charge collections are sufficient to satisfy the periodic payment requirement on a timely basis.

In addition, the servicers must file a nonstandard true-up adjustment if the servicers jointly determine that, as a result of significant changes from historical conditions of operation (such as the addition or loss of significant electric load, or a merger of an applicant with another utility and a resulting expansion of its retail customer base) it is necessary to adjust the percentages used to allocate the CRR charges among the servicers’ CRR Revenue Groups. For this purpose, a significant change is deemed to have occurred if the applicants collectively experience or project an increase or decrease of ten percent or more in the billing determinants that are the basis for the allocation factor for any such customer group, calculated by comparing the revised forecasted allocator for that group against the then-applicable threshold forecasted allocator. The threshold forecasted allocator is, prior to the implementation of the first nonstandard true-up adjustment, the initial forecasted allocator for that group specified in the applicable servicing agreement and, thereafter, the revised forecasted allocator that triggered the immediately prior nonstandard true-up adjustment. A nonstandard true-up adjustment is implemented through a West Virginia Commission proceeding to determine new allocation factors, initiated by a filing that the servicers jointly make with the West Virginia Commission at least 60 days before the proposed adjustment date, and any resulting modified allocation percentages remain effective for all future standard true-up adjustment filings unless and until a subsequent nonstandard true-up adjustment filing becomes effective.

Please read “The CRR Charges,” “The Financing Order” and “The Servicing Agreement —CRR Charge Adjustment Process” in this prospectus.

Nonbypassable CRR Charges:	The nonbypassable CRR charges are separate and apart from WPCo’s and APCo’s base rates and shall be paid by all existing and future West Virginia Commission-jurisdictional area customers that receive electric delivery services from WPCo, APCo or their respective successors, irrespective of the generation supplier and notwithstanding any change in West Virginia law regarding the ability of retail customers to choose a provider of generation or transmission service from a party other than WPCo or APCo, under the West Virginia Commission-approved rate schedules as provided in the financing order.

Please read “The CRR Charges,” “The Financing Order” and “The Servicing Agreement —CRR Charge Adjustment Process” in this prospectus.

WPCo’s Prior Experience With Cost Recovery Securitizations:	While WPCo has not previously acted as a servicer in the issuance of bonds similar to the CRR bonds, its parent, AEP, through its other subsidiaries has prior experience as servicer in the issuance of bonds similar to the CRR bonds, including servicing experience by APCo (in the State of West Virginia and in the Commonwealth of Virginia) and AEP’s subsidiaries such as Southwestern Electric Power Company, Kentucky Power Company, Public Service Company of Oklahoma, AEP Texas, Inc. and Ohio Power Company. The APCo Bonds are the second issuance of bonds APCo has sponsored in West Virginia but the first issuance secured by CRR property pursuant to the Securitization Law. Please Read “Servicing Experience” in this prospectus for additional information about AEP’s experience as servicer.

Initial CRR Charge as a Percentage of Customer’s Total Electricity Bill:	As of , 20 , the initial WPCo CRR charge would represent approximately % of the total bill for a typical 1,000 kWh/month WPCo customer. The initial APCo CRR charge would represent approximately % of the total bill for a typical 1,000 kWh/month APCo customer. The average initial consumer rate relief charge for West Virginia Commission-jurisdictional customers would represent approximately % of the total bill for a typical 1,000 kWh/month West Virginia Commission-jurisdictional area customer.

Payment Dates:	Interest on the CRR bonds is payable semi-annually on and . Interest will be calculated on a 30/360 basis. The first scheduled interest and principal payment date is , 20 .

Interest Payments:	Interest is due on each payment date. Interest will accrue with respect to CRR bonds from the date we issue the CRR bonds at the interest rate specified in the table below.

Tranche	Interest Rate
A-1%
A-2%
A-3%

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day and no interest shall accrue upon such payment during the intervening period.

On each payment date, we will pay interest on the CRR bonds equal to the following amounts:

•	if there has been a payment default, any interest payable but unpaid on any prior payment dates, together with interest on such unpaid interest, if any; and

•

accrued interest on the principal balance of the CRR bonds from the close of business on the preceding payment date, or the date of the original issuance of the CRR bonds, as applicable, after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the CRR bonds before we pay the principal of the CRR bonds. Please read “Description of the CRR Bonds—Payments of Interest and Principal on the CRR Bonds” in this prospectus. We will calculate interest on the basis of a 360-day year of 12 30-day months.

Principal Payments and Record Dates and Payment Sources:	On each payment date for the CRR bonds, referred to in this prospectus as a “payment date,” we will pay amounts of principal and interest then due or scheduled to be paid on the CRR bonds from amounts available in the payment account and the related subaccounts held by the trustee. We will make these payments to the holders of record of the CRR bonds on each record date, referred to in this prospectus as a “record date.” These available amounts, which will include the applicable CRR charges collected by the servicers and remitted to us since the last payment date, are described in greater detail under “Description of the CRR Bonds—The Payment Account for the CRR Bonds.” The trustee will pay the principal of the CRR bonds in the amounts and on the payment dates specified in the expected sinking fund schedule described in this prospectus, but only to the extent CRR charge collections received from the servicers and amounts available from trust accounts held by the trustee are sufficient to make principal payments after payment of amounts having a higher priority of payment. Please read “Description of the CRR Bonds—How Funds in the Payment Account Will Be Allocated” in this prospectus.

Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of a tranche of the CRR bonds by the scheduled final payment date for that tranche will not result in a default. The failure to pay the entire outstanding principal balance of a tranche of the CRR bonds will result in a default only if such payment has not been made by the final maturity date for that tranche.

If there is a shortfall in the amounts available to make principal payments on the CRR bonds that are due and payable, on a final maturity date or upon an acceleration following an event of default, the trustee will distribute principal from the payment account based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the CRR bonds that are scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the payment account sequentially in the numerical order of such tranches.

Weighted Average Life:

Tranche	Expected Weighted Average Life (years)
A-1
A-2
A-3

Scheduled Final Payment Dates and Final Maturity Dates:	The scheduled final payment dates and the final maturity dates of the CRR bonds are as set forth in the table below:

Tranche	Scheduled Final Payment Date	Final Maturity Date
A-1
A-2
A-3

Optional Redemption:	None. Non-call for the life of the CRR bonds.

Mandatory Redemption:	None. We are not required to redeem the CRR bonds at any time prior to maturity.

Priority of Payments:	On each payment date for the CRR bonds, the trustee shall apply all amounts on deposit in the payment account, including all investment earnings thereon, to pay the following amounts for the CRR bonds in the following order of priority:

1. payment of (a) all amounts owed by us to the trustee (including legal fees, expenses and outstanding indemnity amounts) and (b) all amounts owed by us to the control agent (including legal fees, expenses and outstanding indemnity amounts); provided that the amounts in clauses (a) and (b) shall collectively not exceed $200,000 in any 12-month period; provided, however, that such cap shall be disregarded and inapplicable upon the acceleration of the CRR bonds following the occurrence of an event of default;

2. payment of the servicing fees relating to the CRR bonds with respect to such payment date, plus any unpaid servicing fees relating to the CRR bonds from prior payment dates;

3. payment of the due and unpaid administration fee, which will be a fixed amount specified in the administration agreement between us and WPCo, and the due and unpaid fees of our independent managers, which will be in an amount specified in an agreement between us and our independent managers;

4. payment of all of our other ordinary and periodic operating expenses relating to the CRR bonds for such payment date, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the servicers under the servicing agreement;

5. payment of the interest then due on the CRR bonds, including any past-due interest;

6. payment of the principal due to be paid on any tranche of the CRR bonds on a final maturity date or acceleration upon an event of default;

7 .payment of the principal then scheduled to be paid on a tranche of the CRR bonds pursuant to the expected sinking fund schedule, including any previously unpaid scheduled principal;

8. payment of any unpaid fees, expenses and indemnity amounts owed to the trustee and, to the extent allocable to the CRR bonds under the CRR property intercreditor agreement, the control agent, including any amounts owing to the trustee and the control agent but unpaid due to the limitation in clause “1.” above, shall be paid to trustee and the control agent, pro rata;

9. payment of any of our unpaid operating expenses and any remaining amounts owed pursuant to the basic documents shall be paid to the applicable parties, pro rata, to which such remaining unpaid operating expenses and remaining amounts are owed;

10. replenishment of the amount, if any, by which the required capital balance of the capital subaccount exceeds the amount in the capital subaccount as of such payment date;

11. payment of the permitted return on invested capital to WPCo then due and payable;

12. allocation of the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates; and

13. after the CRR bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, released to us free and clear of the lien of the indenture and series supplement and credited (other than an amount equal to the required capital level plus any unpaid permitted return) to customers through normal ratemaking processes consistent with the financing order.

The amount of the servicing fees referred to in clause 2 above will be 0.10% of the aggregate initial principal amount of the CRR bonds (for so long as WPCo is the servicer) on an annualized basis. In the event of the appointment of a successor servicer that is not an affiliate of WPCo or APCo, the servicing fee shall not, unless the West Virginia Commission consents, exceed 0.25% of the initial aggregate principal amount of the CRR bonds. The priority of distributions for the collected CRR charges, as well as available amounts in the subaccounts, are described in more detail under “Description of the CRR Bonds—How Funds in the Payment Account Will Be Allocated.”

Credit Enhancement:	Credit enhancement for the CRR bonds will be as follows:

•

True-Up Mechanism. The CRR charges are required to be reviewed and adjusted, without any caps, to correct any undercollections or overcollections and otherwise to ensure the full and timely payment of the CRR bonds and the related ongoing financing costs. The servicers file for these adjustments, and, for standard true-up adjustments, the West Virginia Commission’s review is limited to determining whether there is a mathematical error in the application of the adjustment mechanism. We sometimes refer to these adjustments as “true-up adjustments” or the “true-up mechanism.” The CRR charges are required to be adjusted at least annually. In addition, the servicers will make a mandatory interim true-up adjustment semi-annually (and, beginning 12 months prior to the scheduled final payment date for the latest maturing tranche of each series of CRR bonds, quarterly) if the servicers forecast that collections will be insufficient to make, on a timely basis, all scheduled payments of principal of, interest on, and other amounts in respect of the CRR bonds and ongoing financing costs during the current or next succeeding set of collection periods and/or to replenish any draws upon the capital subaccount, and may make interim true-up adjustments at other times. Please read “The Financing Order—True-Ups” in this prospectus.

•

Nonstandard True-Up. In addition to the true-up mechanisms described above, the servicers must jointly file for a nonstandard true-up adjustment if they jointly determine that, as a result of significant changes from historical conditions of operation — such as the addition or loss of significant electric load, or a merger of an applicant with another utility and a resulting expansion of its retail customer base — it is necessary to adjust the percentages used to allocate the CRR charges among the applicants’ CRR Revenue Groups. For this purpose, a significant change is deemed to have occurred if the applicants collectively experience or project an increase or decrease of ten percent or more in the billing determinants that are the basis for the allocation factor for any such customer group, calculated by comparing the revised forecasted allocator for that group against the then-applicable threshold forecasted allocator. The threshold forecasted allocator is, prior to the first nonstandard true-up adjustment, the initial forecasted allocator for that group specified in the applicable servicing agreement and, thereafter, the revised forecasted allocator that triggered the immediately prior nonstandard true-up adjustment. Please read “The Financing Order—True-Ups” in this prospectus.

•

Joint Collection Account. Under the CRR property intercreditor agreement and the indenture, the securities intermediary will hold two accounts for the CRR bonds, the joint collection account and the payment account. The joint collection account is a single account held jointly by us and the APCo issuing entity that is issuing separate consumer rate relief bonds, into which the servicers will remit estimated CRR charge collections, CRR charge collections, and all other amounts received in respect of the CRR bond collateral (and into which the APCo issuing entity will remit similar amounts under the indenture for such separate APCo Bond issuance). The securities intermediary will hold the joint collection account for the benefit of a control agent, on behalf of the trustee and the indenture trustee for the separate APCo Bond issuance. On or before each payment date, and, to the extent funds are available, at such other times as ongoing financing costs become due and payable, the servicers will transfer, or will cause the control agent to transfer, in accordance with the CRR property intercreditor agreement, our allocable share of the funds then on deposit in the joint collection account—referred to as the “WPCo transfer amount”— to the general subaccount of the payment account. Unless otherwise agreed between the servicers and the trustee, these transfers will be made on each business day, and the final transfer prior to each payment date will be made on the business day immediately preceding that payment date. The servicers may not transfer any WPCo transfer amount to the payment account unless a corresponding APCo transfer amount is transferred at the same time, and using the same calculation methodology, to the payment account for the APCo Bonds. The WPCo transfer amount consists of the funds on deposit in the joint collection account relating to our interest in that account. As of any date of determination, our interest in the joint collection account is a percentage equal to (a) the interest and scheduled principal on the CRR bonds payable on the upcoming payment date and our ongoing financing costs payable on or prior to that payment date, divided by (b) the interest and scheduled principal on all of the CRR bonds and the APCo Bonds payable on that payment date and all ongoing financing costs payable by us and the WPCo issuing entity on or prior to that payment date. If the funds on deposit in the joint collection account are insufficient to satisfy any payment required to be made directly from the joint collection account or the amounts owed in respect of both the CRR bonds and the APCo Bonds, the CRR property intercreditor agreement provides that any resulting shortfall will be borne by us and the APCo issuing entity pro rata based on the principal amount of the CRR bonds and the APCo Bonds then outstanding. Please read “Description of the CRR Bonds—The Payment Account for the CRR Bonds” in this prospectus.

The payment account is one or more segregated trust accounts established in the trustee’s name for the transfer of the WPCo transfer amount from the joint collection account, and is held for the benefit of the secured parties. The payment account is divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:

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the general subaccount-the WPCo transfer amounts transferred from the joint collection account will be deposited into the general subaccount, together with investment earnings on amounts in the payment account;

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the capital subaccount-prior to or concurrently with the issuance of the CRR bonds, WPCo will make a capital contribution to us, from its own funds and not from the proceeds of the CRR bonds, in an amount equal to the required capital level, which is 0.50%

of the initial principal amount of the CRR bonds, and that amount will be deposited into the capital subaccount; and

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the excess funds subaccount-which will hold the balance, if any, of collected CRR charges and investment earnings remaining after all payments and allocations required on a payment date have been made.

If, on any payment date, amounts in the general subaccount are insufficient to make the required payments on the CRR bonds and the other required payments, the trustee will draw first on the excess funds subaccount and then on the capital subaccount to cover the shortfall. Each of these subaccounts of the payment account, in addition to any other subaccounts that may be created under the indenture, will be available to make payments on the CRR bonds on each payment date.

Reports to CRR Bondholders	Pursuant to the indenture, the trustee shall make available electronically on its reporting website to each of the CRR bondholders a statement provided and prepared by the servicers containing information concerning, among other things, us and the collateral for the CRR bonds. Unless and until the CRR bonds are issued in definitive certificated form, the reports for the CRR bonds will be provided to The Depository Trust Company. The reports will be available to beneficial owners of the CRR bonds on the reporting website of the trustee or upon written request to the trustee or the servicers. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Furthermore, if required by the Trust Indenture Act, the trustee will be required to make available electronically on its website a brief annual report to all CRR bondholders containing information concerning the trustee. Please read “Description of the CRR Bonds—Reports to CRR Bondholders” and “—The Trustee Must Provide an Annual Report to All CRR Bondholders” in this prospectus.

Servicing Compensation:	We will pay WPCo as servicer on each payment date the servicing fee with respect to the CRR bonds. As long as WPCo or any affiliated entity acts as a servicer, this fee will be 0.10% of the initial principal amount of the CRR bonds on an annualized basis, plus reimbursement for its out-of-pocket costs for external accounting and legal services, and subject to the adjustment mechanism described in the financing order. APCo will be compensated for its role as subservicer for the CRR bonds as well as for servicing its separate issuance of the APCo Bonds under the servicing agreement for such separate issuance.

If a successor servicer that is not an affiliate of WPCo or APCo is appointed, the servicing fee will be negotiated by the successor servicer and the trustee (acting at the written direction of the holders of a majority in principal amount of the CRR bonds), but will not, unless the West Virginia Commission consents, exceed 0.25% of the initial principal amount of the CRR bonds on an annualized basis. In no event will the trustee be liable for any servicing fee in its individual capacity or its capacity as trustee.

Federal Income Tax Status:	Sidley Austin LLP expects to issue an opinion, that, for federal income tax purposes (1) we will not be treated as a taxable entity separate and apart from WPCo, our sole member, and (2) the CRR bonds will constitute indebtedness of WPCo. Each beneficial owner of a CRR bond, by acquiring a beneficial interest, agrees to treat such CRR bond as indebtedness of our sole member secured by the collateral for federal (and, to the extent applicable, state) income tax purposes unless otherwise required by appropriate taxing authorities. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

West Virginia State Income Tax Status:	Jackson Kelly PLLC, special West Virginia tax counsel to us and to WPCo, expects to issue an opinion that for West Virginia income tax purposes (a) assuming that the issuing entity is treated as an entity that is disregarded from WPCo for federal income tax purposes, we will not be treated as a taxable entity separate and apart from WPCo, our sole member; and (b) assuming that the CRR bonds are treated as indebtedness for federal income tax purposes, the CRR bonds will constitute indebtedness of WPCo, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” and “Material West Virginia Income Tax Consequences” in this prospectus.

ERISA Considerations:	Employee benefit plans, plans or other arrangements that are subject to (a) ERISA or Section 4975 of the Internal Revenue Code; or (b) any federal, state, local or other law that is similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (“applicable similar law”) and investors acting on behalf of, or using assets of, such employee benefit plans, plans or arrangements may acquire the CRR bonds subject to specified conditions. The acquisition, holding or disposition of the CRR bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code or in the case of employee benefit plans, plans or arrangements subject to applicable similar law, could be treated as a violation of such applicable similar law. Accordingly, by purchasing and holding the CRR bonds, each investor that is or is acting on behalf of, or using assets of, such an employee benefit plan, plan or arrangement subject to ERISA and/or Section 4975 of the Internal Revenue Code or applicable similar law will be deemed to certify that the purchase, holding and subsequent disposition of the CRR bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, or, in the case of an employee benefit plan, plan or arrangement subject to applicable similar law, will not constitute or result in a violation of applicable similar law. Please read “ERISA Considerations” in this prospectus.

Credit Ratings:	The CRR bonds are expected to receive credit ratings from at least two nationally recognized statistical rating organizations. See “Ratings for the CRR Bonds” in this prospectus.

Use of Proceeds:	Upon the issuance and sale of the CRR bonds, we will use the net proceeds to pay to WPCo the purchase price of WPCo’s rights under the financing order, which are CRR property. The net proceeds from the sale of the CRR property will be applied in accordance with the financing order, and shall be used to finance approximately $1.03 billion of eligible costs, plus WPCo’s carrying charges, plus up-front financing costs of issuing the CRR bonds of approximately $8.0 million. Please read “Use of Proceeds” in the prospectus.

Investment Company Act Registration:	We anticipate relying on the exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Rule 3a-7 of the Investment Company Act, although there may be additional exclusions or exemptions available to us. We are being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Risk Retention:	The CRR bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or Regulation RR. For information regarding the requirements of the EU Securitization Regulation and the UK Securitization Framework as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the CRR Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the CRR bonds” in this prospectus.

Minimum Denomination:	$2,000 or integral multiples of $1,000 in excess thereof, except for one bond of each tranche which may be of a smaller denomination.

Expected Settlement:	, 20 , settling flat. DTC, Clearstream and Euroclear.

Risk Factors:	You should consider carefully the risk factors beginning on page 28 of this prospectus before you invest in the CRR bonds.

SUMMARY OF RISK FACTORS

Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the CRR bonds. These risks can affect the timing or ultimate payment of the CRR bonds and the value of your investment in the CRR bonds.

•	You may experience material payment delays or incur a loss on your investment in the CRR bonds because the source of funds for payment is limited.

Risks associated with potential judicial, legislative or regulatory actions

•	We and WPCo are not obligated to indemnify you for changes in law.

•	Future judicial action could reduce the value of your investment in the CRR bonds.

•	Future state action could reduce the value of your investment in the CRR bonds.

•	The West Virginia Commission might attempt to take actions that could reduce the value of your investment in the CRR bonds.

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A servicer may not fulfill, or may be unsuccessful in any attempt to fulfill, its obligations to act on behalf of the CRR bondholders to protect bondholders from actions by the West Virginia Commission or the State of West Virginia.

•	A municipal entity may seek to acquire portions of WPCo’s or APCo’s electric distribution facilities and avoid payment of the CRR charges.

Servicing Risks

•	Your investment in the CRR bonds depends on WPCo, APCo or their respective successors or assignees, acting as servicers of the CRR property.

•	Inaccurate forecasting of electricity consumption or unanticipated delinquencies or write-offs might reduce scheduled payments on the CRR bonds.

•	If we have to replace WPCo or APCo as a servicer, we may experience difficulties finding and using a replacement servicer.

•	Changes to billing and collection practices might result in delays in collections which may reduce the value of your investment in the CRR bonds.

•	Limits on rights to terminate service might make it more difficult to collect the CRR charges.

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If a servicer enters bankruptcy proceedings, the remittance of CRR charges by such servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the CRR bonds.

Storm related risks

•	Storm damage to WPCo’s or APCo’s service territories could impair payment of the CRR bonds.

Risks associated with the unusual nature of the CRR property

•	Future adjustments to reallocate the CRR charges among CRR Revenue Groups might result in insufficient collection.

•	Foreclosure of the trustee’s lien on the CRR property might not be practical, and acceleration of the CRR bonds before maturity might have little practical effect.

Risks associated with potential bankruptcy proceedings of the seller or a servicer

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Each servicer will commingle the CRR charges with other revenues it collects, which might obstruct access to the CRR charges in case of such servicer’s bankruptcy and reduce the value of your investment in the CRR bonds.

•	The bankruptcy of WPCo or APCo might result in losses or delays in payments on the CRR bonds.

•	The sale of the CRR property might be construed as a financing and not a sale in a case of WPCo’s or APCo’s bankruptcy which might delay or limit payments on the CRR bonds.

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If a servicer enters bankruptcy proceedings, the remittance of certain CRR charges by such servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owed on the CRR bonds.

•	Claims against WPCo might be limited in the event of a bankruptcy of the seller.

•	The bankruptcy of WPCo or APCo might limit the remedies available to the trustee.

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Our collections will be commingled with the APCo issuing entity’s collections in a joint collection account, and you must rely on the intercreditor arrangements to allocate those funds correctly and on a timely basis.

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The CRR bonds are not cross-collateralized with the APCo Bonds. Although the financing order was issued to both WPCo and APCo and CRR charges are jointly owned, each issuing entity owns and pledges only its separately allocated portion of the consumer rate relief property, with no recourse to the other issuing entity’s portion.

Other risks associated with an investment in the CRR bonds

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WPCo’s indemnification obligations under the sale agreement and the servicing agreement, and APCo’s indemnification obligations under the servicing agreement, are limited and might not be sufficient to protect your investment in the CRR bonds.

•	The credit ratings are no indication of the expected rate of payment of principal on the CRR bonds.

•	The CRR bonds’ credit ratings might affect the market value of the CRR bonds.

•	Alternatives to purchasing electricity through WPCo’s or APCo’s distribution facilities may be more widely utilized by customers in the future.

•	We are issuing several tranches of the CRR bonds.

•	The absence of a secondary market for the CRR bonds might limit your ability to resell the CRR bonds.

•	You might receive principal payments for the CRR bonds later than you expect.

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APCo is concurrently causing the issuance, by its subsidiary, of additional consumer rate relief bonds secured by the consumer rate relief property that includes consumer rate relief charges on both WPCo and APCo customers; and WPCo or APCo may cause the further issuance, by another subsidiary or affiliated entity, of additional consumer rate relief bonds secured by additional similar property that includes a nonbypassable charge on WPCo customers, APCo customers or both.

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WPCo’s and APCo’s operations are subject to risks beyond its control, including cyber-security intrusions, terrorist attacks or other catastrophic events, which could limit WPCo’s or APCo’s operations and ability to service the CRR property.

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If the investment of collected CRR charges and other funds held in the joint collection account or by the trustee in the payment account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the CRR bonds later than you expect.

•	Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the CRR bonds.

RISK FACTORS

Please carefully consider all the information we have included or incorporated by reference in this prospectus, including the risks described below and the statements in “Cautionary Statement Regarding Forward-Looking Information,” before deciding whether to invest in the CRR bonds.

You may experience material payment delays or incur a loss on your investment in the CRR bonds because the source of funds for payment is limited.

The only source of funds for payment of the CRR bonds will be our assets, which consist of:

•	the CRR property securing the CRR bonds, including the right to impose, bill, charge, collect and receive CRR charges;

•	the funds on deposit in the accounts held by the trustee; and

•	our rights under various contracts we describe in this prospectus.

The CRR bonds are not a charge on the full faith and credit or taxing power of the State of West Virginia or any governmental agency or instrumentality, nor will the CRR bonds be insured or guaranteed by WPCo, including in its capacity as the sponsor, depositor, seller or initial servicer, or by its parent, AEP, any of their respective affiliates (other than us), the trustee or any other person or entity. The CRR bonds will be nonrecourse obligations, secured only by the collateral pledged to secure the CRR bonds under the indenture. Delays in payment on the CRR bonds might result in a reduction in the market value of the CRR bonds and, therefore, the value of your investment in the CRR bonds. Thus, you must rely for payment of the CRR bonds solely upon the collections of the CRR charges, and funds on deposit in the accounts held by the trustee. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “Wheeling Consumer Rate Relief Funding LLC, The Issuing Entity” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS

We and WPCo are not obligated to indemnify you for changes in law.

Neither we nor WPCo, nor any affiliate, successor or assignee, will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Securitization Law, that might affect the value of the CRR bonds. WPCo will agree in the sale agreement to institute any legal or administrative action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or supplement to the Securitization Law that would be materially adverse to us, the trustee or the CRR bondholders. However, we cannot assure you that WPCo would be able to take this action or that any such action would be successful. Although WPCo or any successor assignee might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the CRR bonds invalidates the CRR property, such indemnification obligations do not apply for any changes in law after the date the CRR bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. Please read “The Sale Agreement—WPCo’s Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the CRR bonds.

The CRR property is a creation of the Securitization Law and the financing order that has been issued by the West Virginia Commission to WPCo and APCo pursuant to the Securitization Law. There is uncertainty associated with investing in bonds payable from an asset that depends for its existence on legislation because there is limited judicial or regulatory experience implementing and interpreting the legislation.

The Securitization Law or any financing order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. Because the CRR property is a creation of the Securitization Law and the financing order, any judicial determination affecting the validity of or interpreting the Securitization Law or the financing order, the CRR property or our ability to make payments on the CRR bonds might have an adverse effect on the value of the CRR bonds or cause a delay in the recovery of your investment. As of the date of this prospectus, no such litigation has arisen; however, we cannot assure you that a lawsuit challenging the validity of the Securitization Law or any financing order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or any financing order provision were to result from such litigation, you might lose some or all of your investment or might experience delays in recovering your investment. Please read “The Securitization Law—Constitutional Matters” in this prospectus.

Other states have passed laws with financing provisions similar to some provisions of the Securitization Law, and some of these laws have been challenged by judicial actions or utility commission proceedings. To date, none of these challenges has succeeded, but future judicial challenges might be made. An unfavorable decision regarding another state’s law would not automatically invalidate the Securitization Law or the financing order, but it might provoke a challenge to the Securitization Law or the financing order, establish a legal precedent for a successful challenge to the Securitization Law or the financing order or heighten awareness of the political and other risks of the CRR bonds, and in that way may limit the liquidity and value of the CRR bonds. Therefore, legal activity in other states may indirectly affect the value of your investment in the CRR bonds.

Future state action could reduce the value of your investment in the CRR bonds.

Despite the State of West Virginia’s pledge in the Securitization Law and the West Virginia Commission’s pledge in the financing order, respectively, not to take or permit certain actions that would impair the value of the CRR property or the CRR charges, the West Virginia legislature might attempt to repeal or amend the Securitization Law in a manner that limits or alters the CRR property so as to reduce its value. For a description of the State of West Virginia’s pledge, please read “The Securitization Law—WPCo and Other Qualifying Utilities May Securitize Consumer Rate Relief Costs and Related Financing and Ongoing Costs” in this prospectus. As of the date of this prospectus, we are not aware of any pending legislation in the West Virginia legislature that would affect any provisions of the Securitization Law.

Except as described in “The Sale Agreement —WPCo’s Obligation to Indemnify Us and the Trustee and to Take Legal Action” in this prospectus, neither we, WPCo, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Securitization Law, that might affect the value of the CRR bonds.

If an action of the West Virginia legislature or the West Virginia Commission adversely affecting the CRR property or the ability to collect CRR charges were considered a “taking” under the United States or West Virginia Constitutions, the State of West Virginia might be obligated to pay full compensation in an amount equal to the estimated value of the CRR property at the time of the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the CRR bonds or to offset interest lost pending such recovery.

Nothing in either the State of West Virginia or West Virginia Commission’s pledge precludes any limitation or alteration of the Securitization Law or the financing order if full compensation is made by law for the full protection of the CRR charges collected pursuant to the financing order and of the holders of the CRR bonds and any assignee or financing party entering into a contract with WPCo. It is unclear what “full compensation” and “full protection” would be afforded to the holders of CRR bonds by the State of West Virginia or the West Virginia Commission if such limitation or alteration were attempted.

The electorate of the State of West Virginia does not have the power to enact new laws or constitutional amendments or to repeal existing laws. The West Virginia Constitution vests the power to enact or repeal laws solely in the West Virginia legislature. The enforcement of any rights against the State of West Virginia or the

West Virginia Commission under their respective pledges may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in West Virginia. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the State of West Virginia or the West Virginia Commission may be sued, or limitations on awards or collection of damages.

The West Virginia Commission might attempt to take actions that could reduce the value of your investment in the CRR bonds.

The Securitization Law provides that a financing order issued to create CRR property is irrevocable and that the West Virginia Commission may not reduce, alter or impair the CRR charges approved in the financing order, except for the true-up adjustments to the CRR charges, or impair the CRR property or the collection or recovery of the consumer rate relief costs until the related consumer rate relief bonds and all approved financing costs are paid in full. However, the West Virginia Commission retains the power to adopt, revise or rescind rules or regulations affecting WPCo, APCo or a successor utility. The West Virginia Commission also retains the power to interpret the financing order granted to WPCo and APCo, and in that capacity might be called upon to rule on the meanings of provisions of the financing order that might need further elaboration. Any new or amended regulations or orders from the West Virginia Commission might adversely affect the ability of a servicer to disconnect customers for nonpayment, assess late fees, impose deposit requirements or collect the CRR charges in full and on a timely basis, which may negatively impact the rating of the CRR bonds or their price and, accordingly, the amortization of the CRR bonds and their weighted average lives.

The servicers are required to file with the West Virginia Commission, on our behalf, certain periodic true-up adjustments of the CRR charges.

The West Virginia Commission is obligated under the financing order to administratively approve the requested adjustment (including, if applicable, the correction of any mathematical or clerical error in such calculations) within 15 days of the date of the request for adjustment; absent such notice, the adjustment becomes effective. However, for purposes of any nonstandard true-up, the servicers must specify an effective date at least 60 days after filing, and upon administrative approval or the passage of 60 days without notification from the West Virginia Commission regarding the nonstandard true-up, no further action of the West Virginia Commission is required for implementation of the nonstandard true-up. Please read “The Financing Order—True-Ups” and “CRR Charge Adjustment Process” in this prospectus. True-up adjustment procedures may be challenged in the future. Challenges to or delays in the true-up process might adversely affect the market perception and valuation of the CRR bonds. Also, any litigation might materially delay CRR charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted average life of the CRR bonds.

A servicer may not fulfill, or may be unsuccessful in any attempt to fulfill, its obligations to act on behalf of the CRR bondholders to protect bondholders from actions by the West Virginia Commission or the State of West Virginia.

Each servicer will agree in the servicing agreement to take any action or proceeding reasonably necessary to compel performance by the West Virginia Commission and the State of West Virginia of any of their obligations or duties under the securitization provisions of the Securitization Law or the financing order, including any actions reasonably necessary to block or overturn any attempts to cause a repeal, or modification of, or supplement to the securitization provisions of the Securitization Law or the financing order or the rights of bondholders in the CRR property by executive action, legislative enactment, constitutional amendment or other means that would be adverse to the bondholders. The servicers, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action a servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the West Virginia Commission or the State of West Virginia could negatively affect CRR bondholders’ rights and result in a loss of their investment in the CRR bonds.

A municipal entity may seek to acquire portions of WPCo’s or APCo’s electric distribution facilities and avoid payment of the CRR charges.

West Virginia law authorizes municipalities to seek to acquire portions of an electric utility’s electric distribution facilities through voluntary transactions. A municipality may not condemn a privately owned electric utility’s distribution system, or any portion of it, to create or expand a municipal electric system. A municipality may potentially condemn independently owned land, easements, or rights-of-way needed to construct its own facilities, provided that the property is not itself part of a privately owned electric power system; the taking satisfies Chapter 54 of the West Virginia Code and constitutional public use and just compensation requirements; and the project complies with applicable territorial, certificate, and non-competition limitations. There can be no assurance that one or more municipalities will not seek to acquire some or all of WPCo’s or APCo’s electric distribution facilities while the CRR bonds remain outstanding. The Securitization Law specifies that CRR charges approved by a financing order shall be collected by a qualifying utility as well as its successors. In the servicing agreement, each of WPCo and APCo has covenanted to assert in an appropriate forum that any municipality that acquires any portion of the electric distribution facilities of WPCo or APCo, as applicable, by condemnation, including upon the expiration of any franchise agreement, must be treated as a successor to WPCo or APCo, as applicable, under the Securitization Law and the financing order and that customers in such municipalities remain responsible for payment of CRR charges. However, the involved municipality might assert that it should not be treated as a successor to WPCo or APCo for these purposes and that its distribution customers are not responsible for payment of CRR charges. In any case, we cannot assure you that the CRR charges will be collected from customers of municipally owned utilities who were formerly customers of WPCo or APCo and that such an occurrence might not affect the timing or receipt of payments with respect to the CRR bonds.

SERVICING RISKS

Your investment in the CRR bonds depends on WPCo, APCo or their respective successors or assignees, acting as servicers of the CRR property.

WPCo, as initial servicer, will be responsible for, among other things, calculating, billing and collecting the CRR charges from WPCo customers, submitting requests to the West Virginia Commission to adjust these charges, monitoring its portion of the collateral for the CRR bonds and taking certain actions in the event of non-payment by a customer. APCo, as initial subservicer, will be responsible for, among other things, calculating, billing and collecting the CRR charges from APCo customers, monitoring its portion of the collateral for the CRR bonds and taking certain actions in the event of non-payment by a customer. The trustee’s receipt of collections in respect of the CRR charges, which will be used to make payments on the CRR bonds, will depend in part on the skill and diligence of the servicers in performing these functions. The systems that each servicer has in place for CRR charge billings and collections, together with the regulations of the West Virginia Commission governing electric utilities such as WPCo and APCo might, in particular circumstances, cause a servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If a servicer fails to make CRR charge collections for any reason, then the servicer’s payments to the trustee in respect of the CRR charges might be delayed or reduced. In that event, our payments on the CRR bonds might be delayed or reduced.

Inaccurate forecasting of, or changes in, electricity consumption or unanticipated delinquencies or write-offs might reduce scheduled payments on the CRR bonds.

The CRR charges are assessed based on forecasted customer usage (i.e., kilowatt-hours (“kWh”) or megawatt-hours (“MWh”) of electricity consumed by customers). The amount and the rate of CRR charge collections will depend in part on actual electricity usage and the amount of collections and write-offs. If a servicer inaccurately forecasts electricity consumption or uses inaccurate customer delinquency or write-off data when setting or adjusting the CRR charges, or if the effectiveness of the adjustments is delayed for any reason, there could be a shortfall or material delay in CRR charge collections, which might result in missed or delayed payments of principal and/or interest and lengthened weighted average life of the CRR bonds. Please read “The Financing Order—True-Ups” and “CRR Charge Adjustment Process” in this prospectus.

Each of WPCo’s and APCo’s base rate revenue forecast is developed by applying the consumption forecast for each customer class, through the next budget year (typically only the first two years of the forecast horizon), to estimated price-consumption relationships. These price-consumption relationships are regression models that estimate class-level average base rate revenue realizations as a function of either monthly MWh consumption per customer (for the residential and commercial classes) or monthly MWh sales (for all other classes). The functions are estimated based on monthly data taken from WPCo’s and APCo’s billing systems. While each of WPCo and APCo monitors the accuracy of its forecast by conducting variance analysis on a monthly basis while taking into account weather impacts on MWh sales and other deviations from such forecast within the customer count, inaccurate forecasting of base rate revenue by a servicer might result from, among other things, unanticipated weather or economic conditions, resulting in less base rate revenue than forecast using systematic patterns; general economic conditions causing customers to leave WPCo or APCo or reduce the base rate revenue from such customers; the occurrence of a natural disaster, such as a hurricane or winter storm, or an act of terrorism, cyberattack or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing base rate revenues and demand; changes in the market structure of the electric industry; customers consuming less electricity than anticipated because of increased energy prices, increased conservation efforts, economic conditions or unanticipated increases in electric usage efficiency; or customers unexpectedly switching to alternative sources of energy, including self-generation of electric power to the extent such self-generation is delivered on APCo or WPCo’s delivery systems or exceeds the consuming customer’s average usage as determined over the most recent three-year period preceding the behind the meter generation. Please read “The Depositor, Seller, Initial Servicers and Sponsor—Forecasting Electricity Consumption” in this prospectus for additional information about WPCo’s and APCo’s base rate revenue forecast.

The servicers’ use of inaccurate delinquency or write-off rates might result also from, among other things, unexpected deterioration of the economy or the occurrence of a natural disaster or extreme weather, an act of terrorism, cyberattack or other catastrophic event or the unanticipated declaration of a moratorium on terminating electric service to customers in the event of any such occurrences, any of which would cause greater delinquencies or write-offs than expected or force WPCo or APCo to grant additional payment relief to more customers, or any other change in law that makes it more difficult for WPCo or APCo to terminate service to nonpaying customers or that requires WPCo or APCo to apply more lenient credit standards in accepting customers.

If we have to replace WPCo or APCo as a servicer, we may experience difficulties finding and using a replacement servicer.

If WPCo or APCo ceases to service the CRR property, it might be difficult to find a successor servicer. Under the financing order, the annual servicing fee payable to a successor servicer is capped and the payment of compensation in excess of the cap is dependent upon West Virginia Commission approval. Also, any successor servicer might have less experience and ability than WPCo or APCo and might experience difficulties in collecting CRR charges and determining appropriate adjustments to the CRR charges and billing and/or payment arrangements may change, resulting in delays or disruptions in collections. A successor servicer might charge fees that, while permitted under the financing order, are substantially higher than the fees paid to WPCo as the initial servicer. Although a true-up adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the true-up adjustment to adjust for the increase that might adversely affect distributions from the joint collection account. In the event of the commencement of a case by or against a servicer under the Bankruptcy Code or similar laws, we and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors and others might delay the timing of payments and may reduce the value of your investment. Please read “The Servicing Agreement” in this prospectus.

APCo has entered into the APCo Receivables Purchase Agreement and the corresponding APCo Receivables Agency Agreement; while WPCo is not a party to such receivables arrangements, a portion of the CRR Charges are collected from APCo customers and thus will initially be commingled with collections from other APCo customers associated with the accounts receivables under such receivables arrangement. WPCo or APCo may enter in the future, financing arrangements involving the sale of its accounts receivable. With respect to the APCo Receivables Purchase Agreement, such agreement will, upon the issuance of the CRR bonds, be subject to the intercreditor agreement and joinder described under “Wheeling Consumer Rate Relief Funding LLC The Issuing Entity—Intercreditor Agreements.” In addition, WPCo will agree with us in the sale agreement that if it becomes a party to a future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, or if WPCo hereafter causes consumer rate relief property or other similar property to be created under a separate financing order and acts as servicer for such consumer rate relief property, or similar property, consisting of nonbypassable charges payable by WPCo’s customers comparable to those sold by the seller pursuant to the sale agreement, in connection with a separate issuance of bonds, WPCo and the other parties to such arrangement shall enter into a joinder or amendment to the intercreditor agreement or into a separate intercreditor agreement in connection therewith and the terms the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement will expressly exclude the CRR charges from any receivables or other assets pledged or sold under such arrangement and the rating agency condition shall be satisfied. Although the CRR charges are not subject to such receivables financings, the CRR charges and accounts receivable are owed by the same customers, including those comprising the CRR Revenue Groups described herein and are expected to be collected for the foreseeable future under a single bill with respect to such customers. As required by the sale agreement, each intercreditor agreement will provide that, in the event the trustee has the right to replace WPCo as servicer or the investors have the right to replace WPCo as collection agent for the accounts receivable financing, the trustee (acting at the written direction of the holders of a majority in principal amount of the CRR bonds) and the investors’ agent will act jointly in the exercise of such rights and neither party will be entitled to replace WPCo under its agreement without the consent of the other party (which consent, in the case of the trustee, shall be at the written direction of the holders of a majority in principal amount of the CRR bonds). The intercreditor agreement and joinder, or any similar agreement executed after the issuance of the CRR bonds in accordance with the requirements of the sale agreement, may therefore make it more difficult for the trustee to replace WPCo following a servicer default. Conversely, if a default were to occur under the APCo Receivables Agency Agreement or similar agreement executed by APCo in the future, such a default may increase the possibility of APCo being replaced as servicer under the servicing agreement, even if APCo is not in default under the servicing agreement.

Changes to billing and collection practices might result in delays in collections which may reduce the value of your investment in the CRR bonds.

The financing order specifies the methodology for determining the amount of the CRR charges we may impose. The servicers may not change this methodology without approval from the West Virginia Commission. However, each servicer may set its own billing and collection arrangements with retail customers from whom it collects the charges directly, provided that these arrangements comply with the West Virginia Commission’s customer safeguards and the provisions of the servicing agreement. For example, to recover part of an outstanding bill, a servicer may agree to extend a retail customer’s payment schedule or to write off the remaining portion of the bill, including the CRR charges. Also, a servicer may change billing and collection practices, which might adversely impact the timing and amount of retail customer payments and might reduce CRR charge collections, thereby limiting our ability to make scheduled payments on the CRR bonds until any resulting undercollections can be trued-up and recovered from other retail customers. Separately, the West Virginia Commission might require changes to these practices. Any changes in billing and collection practices regulations might make it more difficult for a servicer to collect the CRR charges and adversely affect the value of your investment in the CRR bonds.

Limits on rights to terminate service might make it more difficult to collect the CRR charges.

If WPCo, as the initial servicer, or APCo, as the initial subservicer, is billing customers for CRR charges, either may terminate service to the customer for non-payment of CRR charges pursuant to the applicable rules of the West Virginia Commission. Nonetheless, the rules and regulations of the West Virginia Commission, which may change from time to time, regulate and control the right to disconnect service. For example, electric utilities generally may not terminate service to a customer (a) on a holiday or weekend day; (b) during certain extreme weather conditions; or (c) during a federal government shutdown who timely provides proof that such customer is a federal government employee whose pay is suspended. To the extent these customers do not pay for their electric service, WPCo or APCo, as applicable, will not be able to collect CRR charges from these customers.

In addition, WPCo and APCo may be limited in the future in its ability to terminate service or collect CRR charges. The West Virginia Commission, in response to a federal mandate or otherwise, could impose restrictions on the rates WPCo or APCo charges to provide its services, including the inability to implement approved rates, or delay actions with respect to WPCo’s base rate case and filings. For example, under its emergency powers, the West Virginia legislature or the West Virginia Commission could impose a temporary rate reduction and/or a temporary moratorium on electric service disconnections for the non-payment of customer bills.

If a servicer enters bankruptcy proceedings, the remittance of CRR charges by a servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the CRR bonds.

In the event of a bankruptcy of a servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of such servicer, pursuant to the servicing agreement or intercreditor agreements, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of such servicer. To the extent that CRR charges have been commingled with the general funds of a servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if we are considered to be an “insider” of a servicer, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of a servicer. If any funds were required to be returned to the bankruptcy estate of a servicer, we would expect that the amount of any future CRR charges would be increased through the true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the CRR bonds.

STORM-RELATED RISKS

Storm damage to WPCo’s or APCo’s service territories could impair payment of the CRR bonds.

Transmission, distribution and usage of electricity could be interrupted temporarily, reducing the collections of CRR charges. There could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in WPCo’s or APCo’s service territories, which could cause the per-kWh CRR charge to be greater than expected. Legislative action adverse to the CRR bondholders might be taken in response, and such legislation, if challenged as violative of the State of West Virginia’s or the West Virginia Commission’s pledge, might be defended on the basis of public necessity. Please read “The Securitization Law—WPCo and Other Qualifying Utilities May Securitize Consumer Rate Relief Costs and Related Financing and Ongoing Costs” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state action could reduce the value of your investment in the CRR bonds” in this prospectus.

RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE CRR PROPERTY

Future adjustments to reallocate the CRR charges among CRR Revenue Groups might result in insufficient collection.

The customers who pay the CRR charges are divided into CRR Revenue Groups which are further divided into customer classes. CRR charges will be allocated among the customer classes within each CRR Revenue Group, in accordance with the formula specified in the financing order.

A shortfall in the collections of CRR charges from one CRR Revenue Group may be corrected by adjusting the CRR charges payable by that group and any other CRR Revenue Group. Accordingly, if enough customers in a CRR Revenue Group fail to pay CRR charges or cease to be customers, the servicers might have to substantially increase the CRR charges for the remaining customers in that group and for other CRR Revenue Groups. These increases could lead to further unanticipated failures by the remaining customers to pay CRR charges, thereby increasing the risk of a shortfall in funds to pay interest and principal on the CRR bonds.

Foreclosure of the trustee’s lien on the CRR property might not be practical, and acceleration of the CRR bonds before maturity might have little practical effect.

Under the Securitization Law and the indenture, the trustee or the CRR bondholders have the right to foreclose or otherwise enforce the lien on the CRR property securing the CRR bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the CRR property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the CRR bonds will be due and payable upon acceleration of the CRR bonds before maturity, CRR charges likely would not be accelerated and the nature of our business will result in the principal of the CRR bonds being paid as funds become available.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR A SERVICER

For a detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment Decision” in this prospectus.

Each servicer will commingle the CRR charges with other revenues it collects, which might obstruct access to the CRR charges in case of such servicer’s bankruptcy and reduce the value of your investment in the CRR bonds.

Each servicer will be required to remit collections to the joint collection account on our behalf each business day based on estimated daily collections, using a weighted average balance of days outstanding on WPCo’s and APCo’s retail bills. Neither servicer will segregate the CRR charges from the other funds it collects from customers or its general funds. The CRR charges will be segregated only when a servicer pays them to the joint collection account and subsequently transfers its respective portion to the trustee.

Despite this requirement, a servicer might fail to remit the full amount of the CRR charges to the joint collection account or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of CRR charge collections available to make payments on the CRR bonds.

The Securitization Law provides that the priority of a security interest perfected in CRR property is not impaired by the commingling of the funds arising from CRR charges with any other funds of a servicer. In a bankruptcy of a servicer, however, a bankruptcy court might rule that federal bankruptcy law does not recognize our right to collections of the CRR charges that are commingled with other funds of such servicer as of the date of bankruptcy. If so, the collections of the CRR charges held by a servicer as of the date of bankruptcy would not be available to pay amounts owed on the CRR bonds. In this case, we would have only a general unsecured claim against such servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on the CRR bonds and could materially reduce the value of your investment in the CRR bonds. Please read “How a Bankruptcy May Affect Your Investment Decision” in this prospectus.

The bankruptcy of WPCo or APCo might result in losses or delays in payments on CRR bonds.

The Securitization Law and the financing order provide that as a matter of West Virginia law:

•

the rights and interests of a selling utility under a financing order, including the right to impose, charge and collect CRR charges, may be transferred, sold, conveyed or assigned to any affiliate of the qualifying utility created for the limited purpose of acquiring, owning or administering CRR property, issuing CRR bonds under the financing order or a combination of these purposes,

•

upon the transfer to us and pledge to the trustee for the benefit of the CRR bondholders, in connection with the issuance of the CRR bonds, the rights described above will become CRR property, which CRR property will continue to exist until the bonds and all ongoing financing costs relating thereto have been paid in full,

•	the CRR property constitutes an existing, present property right or interest therein, even though the imposition and collection of CRR charges depend on further acts that have not yet occurred; and

•

a transfer of the CRR property from the seller, or its affiliate, to us, under an agreement that expressly states the transfer is a sale or other absolute transfer, is a true sale of and not a pledge of, or secured transaction relating to, the CRR property.

Please read “The Securitization Law” in this prospectus. These provisions are important to maintaining payments on the CRR bonds in accordance with their terms during any bankruptcy of WPCo. In addition, the transaction has been structured with the objective of keeping us legally separate from WPCo and its affiliates in the event of a bankruptcy of WPCo or any such affiliates.

A bankruptcy court generally follows state property law on issues such as those addressed by the state law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in an WPCo bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the CRR bonds might be similar to the treatment you would receive in an WPCo bankruptcy if the CRR bonds had been issued directly by WPCo. A decision by the bankruptcy court that, despite our separateness from WPCo, our assets and liabilities and those of WPCo should be consolidated would have a similar effect on you as a bondholder.

We have taken steps together with WPCo, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of WPCo or an affiliate. Nonetheless, these steps might not be completely effective, and thus if WPCo or an affiliate were to become a debtor in a bankruptcy case, a court might order that our assets and liabilities be consolidated with those of WPCo or such affiliate. This might cause material delays in payment of, or losses on, the CRR bonds and might materially reduce the value of your investment in the CRR bonds. For example:

•	without permission from the bankruptcy court, the trustee might be prevented from taking actions against WPCo or recovering or using funds on your behalf or replacing WPCo as a servicer;

•	the bankruptcy court might order the trustee to exchange the CRR property for other property, of lower value;

•	tax or other government liens on WPCo’s property might have priority over the trustee’s lien and might be paid from collected CRR charges before payments on the CRR bonds;

•

the trustee’s lien might not be properly perfected in the collected CRR property collections prior to or as of the date of WPCo’s bankruptcy, with the result that the CRR bonds would represent only general unsecured claims against WPCo;

•

the bankruptcy court might rule that neither our property interest nor the trustee’s lien extends to CRR charges in respect of electricity consumed after the commencement of WPCo’s bankruptcy case, with the result that the CRR bonds would represent only general unsecured claims against WPCo;

•

we and WPCo might be relieved of any obligation to make any payments on the CRR bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

•	WPCo might be able to alter the terms of the CRR bonds as part of its plan of reorganization;

•	the bankruptcy court might rule that the CRR charges should be used to pay, or that we should be charged for, a portion of the cost of providing electric service;

•

the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim for actual damages against WPCo that may be difficult to prove or, if proven, to collect in full;

•	if a servicer defaults or enters bankruptcy proceedings, it might be difficult to find a successor servicer and payments on the CRR bonds might be suspended;

•	the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the CRR bonds and on the value of the CRR bonds; or

•

each servicer will commingle the CRR charges with other revenues it collects, which might obstruct access to the CRR charges in case of the bankruptcy of a servicer and reduce the value of your investment in the CRR bonds.

Please read “How a Bankruptcy May Affect Your Investment Decision” in this prospectus.

The sale of the CRR property might be construed as a financing and not a sale in a case of WPCo’s bankruptcy which might delay or limit payments on the CRR bonds.

The Securitization Law provides that the characterization of a transfer of CRR property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and WPCo will treat the transaction as a sale under applicable law, although for financial reporting and federal and state tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of WPCo, a party in interest in the bankruptcy might assert that the sale of the CRR property to us was a financing transaction and not an “absolute transfer and true sale” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the trustee, be treated as a secured creditor of WPCo in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against WPCo. See “— Each servicer will commingle the CRR charges with other revenues it collects, which might obstruct access to the CRR charges in case of such servicer’s bankruptcy and reduce the value of your investment in the CRR bonds” above.

Even if we had a security interest in the CRR property, we would not likely have access to the related CRR charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the CRR bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the CRR charge collections and therefore the amount and timing of funds available to us to pay CRR bondholders.

If a servicer enters bankruptcy proceedings, the remittance of certain CRR charges by such servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owed on the CRR bonds.

In the event of a bankruptcy of a servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of such servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be voidable, and the funds could be required to be returned to the bankruptcy estate of such servicer. To the extent that CRR charges have been commingled with the general funds of such servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if we are considered to be an “insider” of a servicer, any such remittance made within one year of the filing of the bankruptcy petition could be voidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of such servicer. If any funds were required to be returned to the bankruptcy estate of a servicer, we would expect that the amount of any future CRR charges would be increased through the true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the CRR bonds.

Claims against WPCo might be limited in the event of a bankruptcy of the seller.

If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be disposed of in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of WPCo, as the seller, might challenge the enforceability of the indemnity provisions in the sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving WPCo.

The bankruptcy of WPCo or APCo might limit the remedies available to the trustee.

Upon an event of default for the CRR bonds under the indenture, the Securitization Law permits the trustee to enforce the security interest in the CRR property in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the West Virginia Commission to order the sequestration and payment to all CRR bondholders of any revenues arising from the CRR charges. There can be no assurance, however, that a West Virginia court would issue this order after an WPCo or APCo bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the West Virginia court, and an order requiring an accounting and segregation of the revenues arising from the CRR property. There can be no assurance that a court would grant either order.

Our collections will be commingled with the APCo issuing entity’s collections in a joint collection account, and you must rely on the intercreditor arrangements to allocate those funds correctly and on a timely basis.

The CRR bonds are being issued as part of a concurrent dual issuance and are secured by the same consumer rate relief property. WPCo will sponsor, and we will issue, the CRR bonds, and APCo will separately sponsor, and the APCo issuing entity will separately issue a series of consumer rate relief bonds. Unlike a stand-alone securitization, the estimated CRR charge collections, CRR charge collections and other amounts received with respect to our CRR property will not be deposited initially into an account held solely for your benefit. Instead, those amounts will be deposited into a joint collection account established and maintained jointly by us and the APCo issuing entity, into which the APCo issuing entity will deposit similar amounts collected under its own indenture. Funds in the joint collection account will be held by the securities intermediary for the benefit of a control agent acting on behalf of both our trustee and the APCo indenture trustee, and the control agent—not our trustee acting alone—will hold the right to control the disposition of funds in that account under the related account control agreement. Prior to a servicer default or an event of default under the indenture, funds in the joint collection account will be disbursed by the control agent at the direction of the servicers. Only after allocation will the WPCo transfer amount be transferred to the payment account held by our trustee and applied to make payments on the CRR bonds. The WPCo transfer amount consists of the funds on deposit in the joint collection account relating to our interest in that account, as determined by the servicers based on our share of the joint CRR charges established at each true-up adjustment, and if the amount on deposit in the joint collection account is insufficient to satisfy any payment required to be made directly from the joint collection account or the amounts owed on both our bonds and the APCo Bonds, the intercreditor agreement provides that the resulting shortfall will be borne by the two issuing entities on a pro rata basis according to the relative outstanding principal of our CRR bonds and the APCo Bonds. As a result, we may bear a share of a shortfall in the joint collection account even if the payment giving rise to the shortfall relates to the APCo Bonds, which would reduce the WPCo transfer amounts transferred to our payment account and could reduce the funds available to pay the CRR bonds.

In addition, APCo, as subservicer, will bill the CRR charges to the same retail customers from whom it collects charges for a prior APCo securitization and the APCo issuing entity’s share of the joint consumer rate relief charges, and APCo acts as a common collection agent for those charges. If a customer does not pay their bill in full, the CRR property intercreditor agreement requires the resulting shortfall to be allocated on a pro rata basis among those separate securitization charges based on the amounts then due and owing. Consequently, a payment shortfall or an allocation dispute affecting the collections of another securitization sharing these customers could reduce or delay the funds available to pay the CRR bonds, and you will depend on APCo’s proper performance of these allocation functions.

As a result, your investment depends not only on the collection of CRR charges from WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers, but also on the proper and timely operation of the control agent and the CRR property intercreditor agreement in allocating and transferring funds from the joint collection account. A dispute regarding the allocation of funds, an administrative delay in effecting transfers, an error by the control agent, or the insolvency or default of the APCo issuing entity, the APCo servicer or the APCo indenture trustee could delay or reduce the funds available to make payments on the CRR bonds, even if WPCo’s own CRR charge collections are sufficient and are collected and remitted on a timely basis. The control agent generally disburses funds from the joint collection account in reliance on the payment instructions and calculations provided by the servicers and has no duty to independently verify them, so an error in the servicers’ reports could result in a misallocation of funds, and amounts transferred to our payment account in excess of the amount properly allocable to us as a result of such an error may be returned from the general subaccount to the joint collection account. Moreover, a servicer default or other event requiring the replacement of WPCo or APCo as a servicer could not be effected by our trustee acting alone; the intercreditor agreement requires our trustee, the APCo indenture trustee and the indenture trustee for a prior WPCo securitization, each acting at the written direction of the applicable bondholders under the applicable servicing agreement and indenture, to agree on any replacement servicer within a limited period, failing which any trustee may petition a court to appoint a successor servicer, which could delay a servicing transition and payments on the CRR bonds. In addition, our trustee’s first priority perfected security interest in the joint collection account is shared with the APCo indenture trustee and is subject to the terms of the CRR property intercreditor agreement, rather than being held solely for the benefit of the CRR bondholders. Any of these factors could cause delays in payment of principal of, or interest on, or losses on, the CRR bonds and could reduce the value of your investment.

The CRR bonds are not cross-collateralized with the APCo Bonds.

Notwithstanding the use of a joint collection account, the CRR bonds are secured only by our bond collateral, which consists principally of the CRR property transferred to us by WPCo, the right to bill the CRR charges, the collections of the CRR charge with respect to the CRR property, and the funds allocated to us and held in the joint collection account, payment account and their respective subaccounts. Amounts in the joint collection account are allocated between us and the APCo issuing entity so that each issuing entity is entitled only to its respective share, and the APCo Bonds are secured by a separate estate of collateral under a separate indenture. Accordingly, the collateral securing the APCo Bonds is not available to make payments on the CRR bonds, and you should not assume that any shortfall in CRR charge collections available to pay the CRR bonds would be made up from collateral or collections attributable to the APCo Bonds. Conversely, our bond collateral and the collections allocated to us are not available to pay the APCo Bonds, and each trustee holds a security interest only in its own issuing entity’s share of the joint collection account. The interdependency between the two series of CRR bonds is therefore limited to the joint collection account and the pro rata allocation of any shortfall in that account described above, and does not extend to the separate CRR property securing each series.

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE CRR BONDS

WPCo’s indemnification obligations under the sale agreement and the servicing agreement, and APCo’s indemnification obligations under the servicing agreement, are limited and might not be sufficient to protect your investment in the CRR bonds.

WPCo is obligated under the sale agreement to indemnify us and the trustee, for itself and on behalf of the CRR bondholders, only in specified circumstances and will not be obligated to repurchase any CRR property in the event of a breach of any of its representations, warranties or covenants regarding the CRR property. Similarly, WPCo and APCo are each obligated under the servicing agreement to indemnify us, the independent managers and the trustee, for itself and on behalf of the CRR bondholders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Neither the trustee nor the CRR bondholders will have the right to accelerate payments on the CRR bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture governing the CRR bonds as described in “Description of the CRR Bonds—What Constitutes an Event of Default on the CRR bonds.” Furthermore, WPCo or APCo might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by WPCo or APCo might not be sufficient for you to recover all of your investment in the CRR bonds. In addition, if WPCo or APCo becomes obligated to indemnify CRR bondholders, the ratings on the CRR bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that CRR bondholders will be unsecured creditors of WPCo or APCo with respect to any of these indemnification amounts. Neither WPCo nor APCo will indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the CRR bonds, or for any consequential damages, including any loss of market value of the CRR bonds resulting from a default or a downgrade of the ratings of the CRR bonds. Please read “The Sale Agreement—WPCo’s Representations and Warranties” and “—WPCo’s Obligation to Indemnify Us and the Trustee and to Take Legal Action” in this prospectus.

The credit ratings are no indication of the expected rate of payment of principal on the CRR bonds.

We expect that the CRR bonds will receive credit ratings from at least two nationally recognized statistical rating organizations (“NRSRO”). A rating is not a recommendation to buy, sell or hold the CRR bonds. The ratings merely analyze the probability that we will repay the total principal amount of the CRR bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.

Under Rule 17g-5 of the Exchange Act, NRSROs providing WPCo, as the sponsor, with the requisite certification will have access to all information posted on a website by WPCo for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the CRR bonds. As a result, an NRSRO other than the NRSRO hired by WPCo (the “hired NRSRO”) may issue ratings on the CRR bonds (“Unsolicited Ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the issuance date of the CRR bonds. Issuance of any Unsolicited Rating will not affect the issuance of the CRR bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO on the CRR bonds might adversely affect the value of the CRR bonds and, for regulated entities, could affect the status of the CRR bonds as a legal investment or the capital treatment of the CRR bonds. Investors in the CRR bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of WPCo, us, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if we or WPCo fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the CRR bonds, a hired NRSRO could withdraw its ratings on the CRR bonds, which could adversely affect the market value of the CRR bonds and/or limit your ability to resell the CRR bonds.

The CRR bonds’ credit ratings might affect the market value of the CRR bonds.

A downgrading of the credit ratings on the CRR bonds might have an adverse effect on the market value of the CRR bonds. Credit ratings may change at any time. A NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment.

We are issuing several tranches of the CRR bonds.

The financing order authorizes us to issue one or more tranches of CRR bonds. CRR charges collected by WPCo and APCo will be allocated among the tranches of CRR bonds as set forth in the expected sinking fund schedule and the priority of payments set forth under “Description of the CRR Bonds—How Funds in the Payment Account Will Be Allocated” in this prospectus. However, we cannot assure you that the existence of multiple tranches of CRR bonds would not cause reductions or delays in payment on your CRR bonds. In addition, some matters relating to the CRR bonds may require the vote of the CRR bondholders of all tranches of the CRR bonds. Your interests in these votes might conflict with the interests of the beneficial owners of CRR bondholders of another tranche and therefore these votes could result in an outcome that is materially unfavorable to you.

Alternatives to purchasing electricity through WPCo’s or APCo’s distribution facilities may be more widely utilized by customers in the future.

Broader use of distributed generation by WPCo’s or APCo’s West Virginia Commission-jurisdictional area customers may result from customers’ changing perceptions of the merits of utilizing existing generation technology or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation. CRR charges, which generally are consumption based, are applied to all existing and future West Virginia Commission-jurisdictional area customers of WPCo and APCo (or their respective successors or assignees) that receive electric service within the combined service territory of WPCo and APCo in the State of West Virginia.

The absence of a secondary market for the CRR bonds might limit your ability to resell the CRR bonds.

The underwriters for the CRR bonds might assist in resales of the CRR bonds, but they are not required to do so. A secondary market for the CRR bonds might not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of the CRR bonds. We do not anticipate that the CRR bonds will be listed on any securities exchange. Please read “Plan of Distribution” in this prospectus.

You might receive principal payments for the CRR bonds later than you expect.

The amount and the rate of collection of the CRR charges for the CRR bonds, together with the related CRR charge adjustments, will generally determine whether there is a delay in the scheduled repayments of the CRR bonds principal. If a servicer collects the CRR charges at a slower rate than expected, it might have to request adjustments of the CRR charges. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the CRR bonds. Please read “Description of the CRR Bonds” in this prospectus.

APCo is concurrently causing the issuance, by its subsidiary, of additional consumer rate relief bonds secured by the consumer rate relief property that includes consumer rate relief charges on both WPCo and APCo West Virginia Commission-jurisdictional area customers, and WPCo may cause the issuance, by another subsidiary or affiliated entity, of additional CRR bonds, or similar bonds, secured by additional similar property that includes a nonbypassable charge on WPCo customers, APCo customers or both.

The expected concurrent issuance by APCo or its subsidiary of additional consumer rate relief bonds, or any new issuance of CRR bonds, or similar bonds, by another subsidiary or affiliated entity of WPCo or APCo may include terms and provisions that would be unique to that particular issuance, and will be registered on separate registration statements or otherwise exempt from registration. WPCo has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an amendment or possible joinder to the intercreditor agreement are conditions precedent to the sale of additional consumer rate relief property or similar property consisting of nonbypassable charges payable by customers comparable to the CRR property to another subsidiary or affiliated entity. Please read “The Sale Agreement—WPCo’s Covenants” in this prospectus.

In the event a customer does not pay in full all amounts owed under any bill, including CRR charges, WPCo, as initial servicer, and APCo, as subservicer, are required to allocate any resulting shortfalls in the collection of consumer rate relief charges ratably based on the amounts of CRR charges owed in respect of the CRR bonds, and amounts owed in respect of additional CRR bonds, or similar bonds. However, if a dispute arises with respect to the allocation of such consumer rate relief charges or other delays occur on account of the administrative burdens of making such allocation, we cannot assure you that any new issuance of CRR bonds, or similar bonds, by another subsidiary or affiliated entity of WPCo or APCo would not cause reductions or delays in payment of principal and interest on your CRR bonds.

WPCo’s and APCo’s operations are subject to risks beyond its control, including cyber-security intrusions, terrorist attacks or other catastrophic events, which could limit WPCo’s operations and ability to service the CRR property.

Each of WPCo and APCo operates in an industry that requires the use of sophisticated information technology systems and network infrastructure, which control an interconnected system of generation, distribution, and transmission systems shared with third parties. WPCo’s and APCo’s continued efforts to integrate, consolidate, and streamline its operations have also resulted in increased reliance on current and recently completed projects for technology systems, including but not limited to, a customer information and billing system, automated meter reading systems, and other similar technological tools and initiatives.

WPCo and APCo have been subject to attempted cyberattacks from time to time, but these attacks have not had a material impact on its system or business operations. A successful physical or cyber-security intrusion may occur despite WPCo’s and APCo’s security measures or those that it requires its vendors to take, which include compliance with reliability standards and critical infrastructure protection standards. Despite the implementation of security measures, all assets and systems are potentially vulnerable to disability, failures, or unauthorized access due to physical or cyber-security intrusions caused by human error, vendor bugs, terrorist attacks, or other malicious acts. If WPCo’s or APCo’s assets or systems were to fail, be physically damaged, or be breached, and were not recovered in a timely manner, WPCo and APCo may be unable to perform critical business functions, including the distribution of electricity and the metering and billing of customers, all of which could materially affect WPCo’s or APCo’s ability to bill and collect CRR charges or otherwise service the CRR property.

If the investment of collected CRR charges and other funds held in the joint collection account or by the trustee in the payment account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the CRR bonds later than you expect.

Funds held in the joint collection account and by the trustee in the payment account will be invested in eligible investments at the written direction of the servicers. Eligible investments include money market funds having a rating from Moody’s and S&P of “Aaa-mf” and “AAAm,” respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest on the CRR bonds and a decrease in the value of your investment in the CRR bonds.

Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the CRR bonds.

Investors should be aware, and in some cases are required to be aware, of certain restrictions and obligations with regard to any securitisation (as such term is defined for purposes of the relevant legislation) imposed:

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in the European Union (“EU”), pursuant to Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardised securitisation (including any implementing regulation, secondary legislation, technical standards and official guidance related thereto), in each case as amended, varied or substituted from time to time (as amended, the “EU Securitization Regulation”);

•	in the non-EU member states of the European Economic Area (“EEA”), pursuant to the EU Securitization Regulation, to the extent (if at all) implemented or applicable in such member states; and

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in the United Kingdom (“UK”), pursuant to the regime under the Financial Services and Markets Act 2000, as amended (the “FSMA”) comprising (a) the Securitisation Regulations 2024 (SI 2024/102), as amended (“SR 2024”) as well as (b) the Securitisation Part of the Prudential Regulation Authority (“PRA”) Rulebook (the “PRA Securitization Rules”) and the securitisation sourcebook (“SECN”) of the FCA Handbook (collectively, the “UK Securitization Framework” and together with the EU Securitization Regulation the “Securitization Regulations”).

The EU Due Diligence Requirements apply to institutional investors (as defined in the EU Securitization Regulation), being (subject to certain conditions and exceptions) (a) institutions for occupational retirement provision; (b) credit institutions (as defined in Regulation (EU) No 575/2013, as amended (the “CRR”)); (c) alternative investment fund managers who manage and/or market alternative investment funds in the EU; (d) investment firms (as defined in the CRR); (e) insurance and reinsurance undertakings; and (f) management companies of UCITS funds (or internally managed UCITS); and the EU Due Diligence Requirements apply also to certain consolidated affiliates of such credit institutions and investment firms. Each such institutional investor and each relevant affiliate is referred to herein as an “EU Institutional Investor”.

The UK Due Diligence Requirements apply to institutional investors (as defined in the UK Securitization Framework) being (subject to certain conditions and exceptions): (a) insurance undertakings and reinsurance undertakings as defined in the FSMA; (b) trustees or managers of an occupational pension scheme as defined in the FSMA, and certain fund managers appointed under the Pensions Act 1995 in respect of such schemes;

(c) alternative investment fund managers as defined in the Alternative Investment Fund Managers Regulations 2013 with permission under Part 4A of the FSMA (in respect of managing an AIF), who market or manage alternative investment funds in the UK (and additionally, small registered UK AIFMs as defined in the Alternative Investment Fund Managers Regulations 2013); (d) UCITS as defined in the FSMA, which are authorised open ended investment companies as defined in the FSMA, and management companies as defined in the FSMA; (e) FCA investment firms as defined in Regulation (EU) No 575/2013 as it forms part of UK domestic law and as amended (the “UK CRR”); and (f) CRR firms as defined in the UK CRR; and the UK Due Diligence Requirements apply also to certain consolidated affiliates of such CRR firms. Each such institutional investor and each relevant affiliate is referred to herein as a “UK Institutional Investor”.

EU Institutional Investors and UK Institutional Investors are referred to together as “Institutional Investors”; and a reference to the applicable EU Due Diligence Requirements and the UK Due Diligence Requirements (together and for the purposes of this section, the “Due Diligence Requirements”) means, in relation to an Institutional Investor, as the case may be, the Due Diligence Requirements to which such Institutional Investor is subject. In addition, for the purpose of the following paragraph, a reference to a “third country” means (a) in respect of an EU Institutional Investor and the EU Securitization Regulation, a country other than an EU Member State, or (b) in respect of a UK Institutional Investor and the UK Securitization Framework, a country other than the UK.

The applicable Due Diligence Requirements restrict an Institutional Investor from investing in a securitisation unless:

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in each case, it has verified that the originator, sponsor or original lender will retain, on an ongoing basis, a material net economic interest of not less than five percent. in the securitisation in accordance with the applicable Retention Requirement and the risk retention is disclosed to the Institutional Investor;

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in the case of an EU Institutional Investor, it has verified that the originator, sponsor or SSPE has, where applicable, made available the information required by the EU Transparency Requirements in accordance with the frequency and modalities provided for thereunder;

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in the case of a UK Institutional Investor, it has verified that the originator, sponsor or SSPE has made available sufficient information to enable the investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate;

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in the case of an EU Institutional Investor, it has verified that, where the originator or original lender either (a) is not a credit institution or an investment firm or (b) is established in a third country, the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in order to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; and

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in the case of a UK Institutional Investor, it has verified that, where the originator or original lender is established in the UK and is not a UK CRR firm or an FCA investment firm, the originator or original lender grants all the credits giving rise to the underlying exposures (unless they are trade receivables not originated in the form of a loan) on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in accordance with UK SECN 8.2 or Article 9(1) of Chapter 2 of the Securitisation Part of the PRA Rulebook, as amended.

The applicable Due Diligence Requirements further require that an Institutional Investor carry out a due diligence assessment which enables it to assess the risks involved prior to investing, including but not limited to the risk characteristics of the individual investment position and the underlying assets and all the structural features of the securitisation that can materially impact the performance of the investment. In addition, pursuant to the applicable Due Diligence Requirements, while holding an exposure to a securitisation, an Institutional Investor is subject to various monitoring obligations in relation to such exposure, including but not limited to: (a) establishing appropriate written procedures to monitor compliance with the due diligence requirements and the performance of the investment and of the underlying assets; (b) performing stress tests on the cash flows and collateral values supporting the underlying assets; (c) ensuring internal reporting to its management body; and (d) being able to demonstrate to its competent authorities, upon request, that it has a comprehensive and thorough understanding of the investment and underlying assets and that it has implemented written policies and procedures for the risk management and as otherwise required by the applicable Due Diligence Requirements.

If a Competent Authority for an Institutional Investor determines that such Institutional Investor failed to comply with the applicable Due Diligence Requirements in respect of an investment in a securitisation, including as a result of non-compliance with (a) the applicable EU Retention Requirements and/or UK Retention Requirements or (b) the applicable EU Transparency Requirements and/or UK Transparency Requirements, such Institutional Investor is liable to penalties and, if it is subject to regulatory capital requirements, a punitive regulatory capital charge with respect to such securitisation position.

Neither we nor WPCo nor any other party to the transactions described in this prospectus, intends, at any time, to retain a material net economic interest in such transactions, or to take any other action with regard to such transactions, in a manner prescribed or contemplated by the Securitization Regulations. In particular, no such party undertakes to take any action, or refrain from taking any action, for purposes of, or in connection with, compliance by any prospective investor (or any other Person) with any applicable requirement thereof.

Neither we nor WPCo nor any other party to the transactions described in this prospectus, nor our or each of their respective affiliates, corporate officers or professional advisers or any other person makes any representation, warranty or guarantee that any such information and in any reports provided to investors in relation to this transaction is sufficient for the purposes of complying with the Due Diligence Requirements and no such person shall have any liability to any prospective investor or any other person with respect to the insufficiency of such information or any failure of the transactions contemplated hereby to satisfy or otherwise comply with the Securitization Regulations or any other legal, regulatory or other requirements, and no such person shall have any liability to any prospective investor with respect to any deficiency in such information or any failure of the transactions or structure contemplated hereby to comply with or otherwise satisfy such requirements.

Consequently, the CRR bonds may not be a suitable investment for an Institutional Investor. As a result, the price and liquidity of the CRR bonds in the secondary market may be adversely affected.

With respect to the Securitization Regulations, each prospective investor in the CRR bonds is required to independently assess and determine whether the information provided herein (including in respect of the structural features of the transaction) and in any reports provided to investors in relation to this transaction are sufficient to comply with the Securitization Regulations or any other regulatory requirement. Neither we, nor WPCo nor any other party to the transactions, nor our or their respective affiliates or any other person makes any representation, warranty or guarantee that any such information or structure is sufficient for such purposes or any other purpose and no such person shall have any liability to any prospective investor or any other person with respect to the insufficiency of such information or structure or any failure of the transactions contemplated hereby to satisfy the requirements of the Securitization Regulations or any other regulatory requirement. Each prospective investor in the CRR bonds which is subject to the Due Diligence Requirements of the Securitization Regulations or any other regulatory requirement should consult with its own legal, accounting and other advisors and/or its national regulator to determine whether, and to what extent, such information or structure is sufficient for such purposes and any other requirements of which it is uncertain.

REVIEW OF CRR PROPERTY

Pursuant to the rules of the SEC, WPCo, as sponsor, has performed, as described below, a review of the CRR property underlying the CRR bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the CRR property is accurate in all material respects. WPCo did not engage a third party in conducting its review. The CRR bonds will be secured under the indenture by the CRR bond collateral. The principal asset of the CRR bond collateral is the CRR property. The CRR property is an existing, present property right authorized and created pursuant to the Securitization Law and an irrevocable financing order. The CRR property includes (a) the irrevocable right to impose, charge, and collect CRR charges in amounts sufficient to pay the scheduled principal of and interest on the CRR bonds and the related ongoing financing costs, (b) the right to obtain adjustments to the CRR charges as provided in the financing order, and (c) any revenues, receipts, collections, rights to payment, payments, money, claims, or other proceeds arising from the rights and interests created under the financing order. The CRR charges are nonbypassable and may not be avoided by any West Virginia retail customer and must be paid by any such customer that receives service from WPCo or APCo (or their successors) for so long as the CRR bonds are outstanding and notwithstanding any change in West Virginia law regarding the ability of retail customers to choose a generation or transmission provider other than WPCo or APCo.

CRR charges will be added to each customer’s bill as a separate line item. During the 12 months ended December 31, 2025:

•	approximately 8% of WPCo’s total deliveries in West Virginia were to residential customers, approximately 8% were to commercial customers, and approximately 84% were to industrial customers;

•	approximately 20% of WPCo’s total deliveries in West Virginia were to retail customers at distribution voltage and 80% were to customers at transmission voltage;

•	approximately 41% of APCo’s total deliveries in West Virginia were to residential customers, approximately 26% were to commercial customers, and approximately 33% were to industrial customers;

•	approximately 73% of APCo’s total deliveries in West Virginia were to retail customers at distribution voltage and 27% were to customers at transmission voltage;

The CRR property is not a static pool of receivables or assets. CRR charges authorized in the financing order are irrevocable and not subject to reduction, alteration or impairment by further action of the West Virginia Commission until the related consumer rate relief bonds and all approved financing costs are paid in full, except that CRR charges are subject to the true-up adjustment mechanism to correct for over-collections and under-collections and otherwise ensure the projected recovery amounts sufficient to provide for the full and timely payment of the scheduled principal of and interest on the CRR bonds and the related ongoing financing costs. There is no cap on the level of CRR charges that may be imposed on retail customers to meet the scheduled principal of and interest on the CRR bonds and the related ongoing financing costs. Any revenues and collections resulting from CRR charges provided for in the financing order are part of the CRR property. The CRR property is described in more detail under “Description of the CRR Property” in this prospectus.

In the financing order, the West Virginia Commission, among other things:

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authorizes and orders that WPCo and APCo, each acting as a servicer for retail customers in its respective service territory, shall impose, charge, and collect from existing and future West Virginia retail customers of WPCo, APCo and of any of their respective successors CRR charges in an amount sufficient to provide for the full and timely payment of the scheduled principal of and interest on the CRR bonds and the related ongoing financing costs, with those charges appearing as a separate line item on customers’ bills;

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orders that, upon the transfer of the CRR property by WPCo to us, all of WPCo’s rights, title, and interest under the financing order become CRR property, and we will have all of WPCo’s rights, title, and interest with respect to the CRR property, including the right to impose, charge, and collect the CRR charges, and WPCo and APCo (or any successor servicers) will bill and collect the CRR charges for our benefit; and

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pledges that the financing order is irrevocable and that, except for changes made pursuant to the true-up adjustment mechanism authorized under the financing order, the West Virginia Commission will not reduce, alter or impair, the CRR charges approved in the financing order, or impair the CRR property or the collection of the CRR charges or the recovery of the total securitized costs (including upfront financing costs) and ongoing financing costs until the related consumer rate relief bonds are paid in full. In addition, as provided in the Securitization Law, the State of West Virginia has pledged, for the benefit and protection of the CRR bondholders, assignees, and financing parties, that it will not take or permit any action that impairs the value of the CRR property, or, except pursuant to the true-up adjustment mechanism, reduce, alter, or impair the CRR charges to be imposed, charged, collected, or remitted for their benefit, until the principal of, interest on, and redemption premium (if any) in respect of the CRR bonds, all financing costs, and all amounts to be paid to an assignee or financing party under an ancillary agreement have been paid or performed in full.

Please read “The Securitization Law” and “The Financing Order” in this prospectus for more information.

The characteristics of CRR property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because CRR property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the CRR property and many elements of the CRR bonds securitization are set forth and constrained by the Securitization Law, WPCo, as sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the CRR bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. Under the Securitization Law and the financing order, the CRR charges are nonbypassable and may not be avoided by any West Virginia retail customer and must be paid by any such customer that receives service from WPCo or APCo (or their successors) for so long as the CRR bonds are outstanding. Please read “The CRR Charges” in this prospectus. Because the CRR charges are assessed against all such customers and the true-up adjustment mechanism adjusts, without any caps, to correct for undercollections (including the impact of customer defaults) and overcollections, the collectability of the CRR charges is not ultimately dependent upon the credit quality of particular WPCo customers, as would be the case in the absence of the true-up adjustment mechanism.

The review by WPCo of the CRR property underlying the CRR bonds has involved a number of discrete steps and elements as described in more detail below. First, WPCo has analyzed and applied the securitization provisions of the Securitization Law’s requirements for securitization of consumer rate relief costs in its application to the West Virginia Commission for a financing order, and in seeking the West Virginia Commission’s issuance of the financing order, with respect to the characteristics of the CRR property to be created pursuant to the Securitization Law and the financing order. WPCo worked with its counsel in preparing the application for a financing order and with the West Virginia Commission on the terms of the financing order. Moreover, WPCo worked with its counsel and counsel to the underwriters in preparing the legal agreements that provide for the terms of the CRR bonds and the security for the CRR bonds. WPCo has analyzed economic issues and practical issues for the scheduled payment of the CRR bonds.

In light of the unique nature of the CRR property, WPCo has taken (or prior to the offering of the CRR bonds, will take) the following actions in connection with its review of the CRR property and the preparation of the disclosure for inclusion in this prospectus describing the CRR property, the CRR bonds and the proposed securitization:

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reviewed the securitization provisions of the Securitization Law, the rules and regulations of the West Virginia Commission as they relate to the CRR property in connection with the preparation and filing of the application with the West Virginia Commission for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceeding before the West Virginia Commission relating to the approval of the requested financing order;

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compared the financing order, as issued by the West Virginia Commission, to the securitization provisions of the Securitization Law and the rules and regulations of the West Virginia Commission as they relate to the CRR property to confirm that the financing order met such requirements;

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compared the proposed terms of the CRR bonds to the applicable requirements in the securitization provisions of the Securitization Law, the financing order and the regulations of the West Virginia Commission to confirm that they met such requirements;

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prepared and reviewed the agreements to be entered into in connection with the issuance of the CRR bonds and compared such agreements to the applicable requirements in the securitization provisions of the Securitization Law, the financing order and the regulations of the West Virginia Commission to confirm that they met such requirements;

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reviewed the disclosure in this prospectus regarding the securitization provisions of the Securitization Law, the financing order and the agreements to be entered into in connection with the issuance of the CRR bonds, and compared such descriptions to the relevant securitization provisions of the Securitization Law, the financing order and such agreements to confirm the accuracy of such descriptions;

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consulted with legal counsel to assess if there is a basis upon which the CRR bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of West Virginia (including the West Virginia Commission) that could repeal or amend the securitization provisions of the Securitization Law that could substantially impair the value of the CRR property, or substantially reduce, alter or impair the CRR charges;

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reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including without limitation, billing and collecting the CRR charges to be provided for under the CRR property, forecasting CRR charge revenues, preparing and filing applications for true-up adjustments to the CRR charges and enforcing credit standards;

•	reviewed the operation of the true-up mechanism for adjusting CRR charge levels to meet the scheduled payments on the CRR bonds; and

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with the assistance of the underwriters, prepared financial models in order to set the initial CRR charges to be provided for under the CRR property at a level sufficient to pay on a timely basis scheduled principal and interest on the CRR bonds.

In connection with the preparation of such models, WPCo:

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reviewed (a) the historical electric usage and customer growth within WPCo’s and APCo’s West Virginia Commission-jurisdictional area customer base; and (b) forecasts of expected energy sales and customer growth; and

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analyzed the sensitivity of the weighted average life of the CRR bonds in relation to variances in actual electricity consumption levels (electric sales at distribution voltage) from forecasted levels and in relation to the true-up mechanism in order to assess the probability that the weighted average life of the CRR bonds may be extended as a result of such variances, and in the context of the operation of the true-up mechanism for adjustment of CRR charges to address under- or over-collections in light of scheduled payments on the CRR bonds.

As a result of this review, WPCo has concluded that:

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the CRR property, the financing order and the agreements to be entered into in connection with the issuance of the CRR bonds meet in all material respects the applicable statutory and regulatory requirements;

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the disclosure in this prospectus regarding the securitization provisions of the Securitization Law, the financing order and the agreements to be entered into in connection with the issuance of the CRR bonds is as of its date, accurate in all material respects;

•	the servicers have adequate processes and procedures in place to perform its obligations under the servicing agreement;

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CRR charge revenues, as adjusted from time to time as provided in the securitization provisions of the Securitization Law and the financing order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the CRR bonds; and

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the design and scope of WPCo’s review of the CRR property as described above is effective to provide reasonable assurance that the disclosure regarding the CRR property in this prospectus is accurate in all material respects.

DESCRIPTION OF THE CRR PROPERTY

Creation of CRR Property; Financing Order

In accordance with the Securitization Law, the financing order created a single “consumer rate relief property” that is jointly owned by WPCo and APCo. Such consumer rate relief property grants each of WPCo and APCo the right to impose, charge and collect consumer rate relief charges in amounts necessary to recover all principal and interest on the bonds issued by the respective issuing entity plus the related ongoing financing costs incurred by or allocable to each issuing entity. WPCo’s interest in such consumer rate relief property created pursuant to the financing order and under the Securitization Law and transferred, sold, conveyed or assigned to us pursuant to the sale agreement, including the right to impose, charge, and collect CRR charges authorized in the financing order, the right to obtain adjustments to those CRR charges as provided in the financing order, and any revenues, receipts, collections, rights to payment, payments, moneys, claims, or other proceeds arising from the rights and interests of WPCo created under the financing order collectively constitute the CRR property. The CRR bonds will be secured by the CRR property, as well as the other collateral described under “Description of the CRR Bonds—The Security for the CRR Bonds.”

In addition to the right to impose, charge, and collect CRR charges, the financing order:

•	authorizes the transfer of the CRR property to us and the issuance of CRR bonds;

•

establishes procedures for annual true-up adjustments to the CRR charges to correct for over-collections and under-collections, mandatory interim true-up adjustments made semi-annually (and, beginning 12 months prior to the scheduled final payment date for the latest maturing tranche of each series, quarterly) if the servicers forecast that CRR charge collections will be insufficient, interim true-up adjustments at other times, and nonstandard true-up adjustments; and

•

provides that the financing order is irrevocable and that, except for changes made pursuant to the adjustment mechanism authorized under the financing order, the West Virginia Commission may not reduce, alter or impair the CRR charges approved in the financing order, or impair the CRR property or the collection of the CRR charges until the related consumer rate relief bonds and all approved financing costs are paid in full.

A form of issuance advice letter and a form of tariff rider (such rider referred to herein as the “CRRC Schedule”) are attached to the financing order. Following the determination of the final terms of the CRR bonds, the applicants, as servicers, will jointly complete and file the issuance advice letter with the West Virginia Commission no later than the end of the first business day after the pricing date of the CRR bonds. The issuance advice letter will report the final structure and terms of the CRR bonds, provide the best available estimate of total ongoing financing costs, and set forth the actual dollar amount of the initial CRR charges, as described below under “The Financing Order—Issuance Advice Letter.” The West Virginia Commission’s review of the issuance advice letter will be limited to the arithmetic accuracy of the calculations and compliance with the Securitization Law, the financing order, and the specific requirements set forth in the issuance advice letter. The initial CRR charges and the final terms of the CRR bonds set forth in the issuance advice letter will become effective on the date of issuance of the CRR bonds unless, prior to noon on the fourth business day after the West Virginia Commission receives the issuance advice letter, the West Virginia Commission issues a disapproval order.

CRRC Schedule; CRR Charges

The CRRC Schedule establishes the initial CRR charges. It also implements the procedures for periodic adjustments to the CRR charges, the payment of CRR charges, and the procedures allowing each of WPCo and APCo, as servicers, to reconcile the amount of CRR charge remittances with the periodic payment requirement. The CRR charges are nonbypassable and may not be avoided by any West Virginia retail customer and must be paid by any such customer that receives service from WPCo or APCo (or their successors) for so long as the CRR bonds are outstanding. Please read “The Securitization Law—CRR Charges Are Nonbypassable” in this prospectus.

For purposes of billing CRR charges, each customer will be designated as a customer belonging to one of the CRR Revenue Groups, and the CRR charges will be allocated among the CRR Revenue Groups, in the manner set forth in the financing order. Accordingly, WPCo and APCo will initially allocate the CRR charges among the CRR Revenue Groups as follows:

CRR Revenue Groups

1. APCo Revenue Groups

Revenue Group	Allocation Percentage
Residential	31.54%
Commercial	15.38%
Industrial	31.08%

Total*	78.00%

*	Total may not add up due to rounding.

2. WPCo Revenue Groups

Revenue Group	Allocation Percentage
Residential	8.89%
Commercial	4.34%
Industrial	8.77%

Total*	22.00%

*	Total may not add up due to rounding.

3. Combined Revenue Groups

Revenue Group	Allocation Percentage
Residential	40.43%
Commercial	19.72%
Industrial	39.85%

Total*	100.00%

*	Total may not add up due to rounding.

The financing order provides that the allocation percentages established for the CRR Revenue Groups will remain in effect for all future standard true-up adjustments unless and until modified pursuant to a nonstandard true-up adjustment. Upon the occurrence of a significant change from historical conditions of operation, the servicers must jointly file for a nonstandard true-up adjustment with the West Virginia Commission to reallocate the CRR charges among the CRR Revenue Groups. For this purpose, a significant change is deemed to have occurred if the applicants collectively experience or project an increase or decrease of ten percent or more in the billing determinants that are the basis for the allocation factor for any CRR Revenue Group, calculated by comparing the revised forecasted allocator for that group against the then-applicable threshold forecasted allocator. Please read “The Servicing Agreement—CRR Charge Adjustment Process” in this prospectus.

The nonbypassable charge applicable to each CRR Revenue Group for any period will be determined based on the allocation percentage of such class and the periodic billing requirement, which includes the amount necessary to make payments on the CRR bonds and pay ongoing financing costs for the related period, and the most recent forecast of billing determinants for that class. The periodic billing requirement represents the aggregate dollar amount of the CRR charges that must be billed during the period so that the projected CRR charge collections will be sufficient to meet, on a timely basis, the entire aggregate periodic payment requirement for that period, based upon: (a) forecasted usage data for the period; (b) forecasted uncollectibles for the period; and (c) projected lags in the collection of billed CRR charges for the period. In the true-up process, the over-collection or under-collection from any prior period will be added to or subtracted from, as the case may be, the periodic billing requirement for the upcoming period.

The true-up adjustment methodology approved in the financing order requires that any delinquencies or under-collections, regardless of the customer class in which they arise, are reflected in the cumulative difference between the periodic payment requirement and actual collections and are taken into account in the application of the true-up mechanism.

The CRR charges will be calculated to recover the periodic payment requirement for the CRR bonds, including the financing costs (consisting of the remaining upfront financing costs and ongoing financing costs), and will be allocated among the CRR Revenue Groups in accordance with the cost classification and allocation methodology approved in the financing order. The CRR charges for each class will then be determined using the most recent forecast of billing determinants for that class, consistent with the tariff and true-up methodology approved in the financing order.

The initial CRR charge would represent approximately    % of the total bill for a typical 1,000 kWh/month West Virginia Commission-jurisdictional area customer as of    , 20 .

Billing and Collection Terms and Conditions

WPCo and APCo each bills its customers, on average, every business day based on a 21-day cycle. Residential and most commercial customers are billed in established cycles, with the total number of days between meter readings ranging from 28 to 30 days. Commercial and industrial customers with more complex billing arrangements (normally dictated by contractual terms) are manually billed on a calendar month basis.

CRR charges will be collected by the servicers. The servicers will remit CRR charge collections to the joint collection account under the terms of the indenture, the servicing agreement, and the intercreditor agreements. On each servicer business day, each servicer will remit to the joint collection account the CRR charge payments estimated to have been received on that day (based on the billed CRR charges and the weighted average days outstanding then in effect, reduced by the system-wide charge-off percentage), subject to subsequent reconciliation with actual customer receipts, in accordance with the procedures described below under “The Servicing Agreement —Remittances to Joint Collection Account.”

So long as the intercreditor agreements are in effect, each of WPCo and APCo will allocate, or cause to be allocated, amounts owed to us and the other recipients of remittances described therein in accordance with the terms of the intercreditor agreements. Any amounts collected by WPCo or APCo, as applicable, that represent partial payments of: (a) if any intercreditor agreement remains in effect, the portion of the customer bill allocable to CRR charges pursuant to the terms of such intercreditor agreement; or (b) otherwise, the amount paid by a customer will be applied to all charges on such customer’s bill, including without limitation electric service charges and all consumer rate relief charges (under the financing order or future financing orders) and all similar securitization charges, based, as to a bill with charges covering more than one month, on the chronological order of billing, and, as to those charges with the same billing date, on a pro-rata basis. In addition, subject to any applicable intercreditor agreements, in the event WPCo sponsors future offerings of CRR bonds or other securitization bonds, partial collections representing CRR charges and any other similar securitization charges shall be allocated among all such securitization bonds on a pro-rata basis based upon the amounts billed with respect to each issuance of securitization bonds.

THE SECURITIZATION LAW

Overview

In 2023, the West Virginia Legislature enacted legislation authorizing the securitization of certain utility costs (referred to herein as the “Securitization Law”), establishing a financing mechanism through which WPCo and APCo can use securitization financing for consumer rate relief costs by issuing “consumer rate relief bonds.” The consumer rate relief bonds must be approved in a financing order issued by the West Virginia Commission. The Securitization Law is codified at W. Va. Code § 24-2-4h. A qualifying utility subject to the jurisdiction of the West Virginia Commission must apply to, and obtain a financing order from, the West Virginia Commission in order to be authorized to issue consumer rate relief bonds. Under the Securitization Law, a qualifying utility includes an affiliated electric utility, such as APCo, that has applied jointly for and receives a financing order.

WPCo and APCo jointly, as a collective qualifying utility, applied for a financing order under the Securitization Law, which was issued on March 31, 2026. The original financing order became final and no longer subject to appeal on April 30, 2026. The July 21, 2026 order that modified the original financing order became final and no longer subject to appeal on August 20, 2026.

Under the Securitization Law and the financing order, WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers will pay CRR charges, which are nonbypassable charges included in their charges for electric service. CRR charges will fund the payment of principal of and interest on the CRR bonds, together with related ongoing financing costs. CRR charges will be collected from WPCo customers by WPCo, as initial servicer, or its successor or assignee, and from APCo customers by APCo, as initial subservicer, or its successor or assignee, in each case as provided for in the financing order. CRR charges are required to be reviewed and adjusted at least annually, and more frequently as provided in the financing order, to correct overcollections or undercollections and otherwise to ensure the projected recovery of amounts sufficient to provide for the full and timely payment of the scheduled principal of and interest on the CRR bonds and related ongoing financing costs.

WPCo and Other Qualifying Utilities May Securitize Consumer Rate Relief Costs and Related Financing and Ongoing Costs

We May Issue CRR Bonds to Recover WPCo’s Consumer Rate Relief Costs.

Under the Securitization Law, the West Virginia Commission may issue financing orders approving the issuance of consumer rate relief bonds, such as the CRR bonds, to recover certain costs of WPCo, including the eligible costs to be securitized (which may include environmental control costs, expanded net energy costs, storm recovery costs, and undepreciated generation utility plant balances) and the related upfront and ongoing financing costs associated with the issuance of the CRR bonds. WPCo, its successors, or an assignee may issue consumer rate relief bonds. The Securitization Law requires the proceeds of the consumer rate relief bonds to be used for the recovery of the eligible costs to be securitized that occasioned their issuance, including the retirement of related debt or equity, and for no other purpose. The CRR bonds are secured by and payable from the CRR property, which includes the right to impose, charge, and collect the CRR charges, the right to obtain adjustments to those charges as provided in the financing order, and any revenues, receipts, collections, rights to payment, payments, money, claims, or other proceeds arising from the rights and interests created under the financing order. Under the financing order, the latest scheduled final payment date of any series of CRR bonds is required to be no later than 33 years from the date of issuance of such series, and the latest legal final maturity date is required to be no later than 35 years after issuance of such series; the legal final maturity date of each tranche is later than the scheduled final payment date for such tranche.

Under the financing order, the CRR charges generally are to be allocated among the CRR Revenue Groups in accordance with the cost classification and allocation methodology approved in the financing order. CRR charges can be imposed only when and to the extent that CRR bonds are issued.

The Securitization Law contains a number of provisions designed to facilitate the securitization of consumer rate relief costs and related upfront and ongoing financing costs.

Creation of CRR Property.

As authorized by the Securitization Law, and provided by the financing order, the CRR property is approved and, upon its transfer to us, the CRR property will be created and will consist of (a) the property rights and interests of WPCo, or an assignee, under the financing order, including the right to impose, charge, and collect the CRR charges that will be used to pay and secure the payment of CRR Bonds and financing costs authorized in the financing order and the right to obtain adjustments to those charges as provided in the financing order, and (b) any revenues, receipts, collections, rights to payment, payments, money, claims, or other proceeds arising from the rights and interests created under the financing order. The creation of the CRR property is conditioned upon, and will be simultaneous with, the sale or other transfer of the CRR property to us and the pledge of the CRR property to secure the CRR bonds, in connection with the issuance of the CRR bonds.

A Financing Order is Irrevocable.

A financing order, once effective, together with the consumer rate relief charges authorized in such financing order, is irrevocable and not subject to amendment or modification by the West Virginia Commission, except for true-up adjustments pursuant to the Securitization Law in order to correct over-collections or under-collections and to ensure the projected recovery of amounts sufficient to provide full and timely payment of debt service and all other upfront and ongoing financing costs in connection with the related consumer rate relief bonds. Although a financing order is irrevocable, the Securitization Law permits the West Virginia Commission, upon petition or upon its own motion, to commence a proceeding and issue a subsequent financing order providing for the retiring and refunding of CRR bonds issued under the financing order, if the West Virginia Commission finds that the subsequent financing order satisfies the statutory requirements and does not violate the terms of the outstanding CRR bonds.

State of West Virginia and West Virginia Commission Pledges.

The State of West Virginia has pledged in the Securitization Law, for the benefit and protection of the CRR bondholders, assignees, and financing parties, that it will not take or permit any action that impairs the value of the CRR property, or revises the consumer rate relief costs for which recovery is authorized under the financing order, or, except pursuant to the true-up adjustments discussed in “The Financing Order—True-Ups” and “The Servicing Agreement—CRR Charge Adjustment Process,” reduce, alter, or impair the CRR charges to be imposed, charged, collected, or remitted for the benefit of the CRR bondholders, assignees, and financing parties, until the principal of, interest on, and redemption premium (if any) in respect of the CRR bonds, all financing costs, and all amounts to be paid to an assignee or financing party under an ancillary agreement have been paid or performed in full. We are authorized to include this pledge in the documentation relating to the CRR bonds. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

The West Virginia Commission is a state agency created and continued under Chapter 24 of the West Virginia Code and has jurisdiction over WPCo. As expressly provided in the financing order, the financing order is irrevocable, and, except for changes made pursuant to the formula-based true-up adjustment mechanism authorized in the financing order, the West Virginia Commission may not impair, postpone or terminate the CRR charges approved in the financing order, or impair the CRR property or the collection of the CRR charges or the recovery of the total securitized costs (including upfront financing costs) and ongoing financing costs, until the CRR bonds and the related financing costs have been paid in full. No adjustment through the true-up adjustment mechanism will affect the irrevocability of the financing order. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

The electorate of the State of West Virginia does not have the power to enact new laws, constitutional amendments or repeal existing laws. The West Virginia Constitution vests the power to enact or repeal laws solely in the Legislature. Thus, absent an amendment of the West Virginia Constitution to provide for such rights, the Securitization Law cannot be amended or repealed by direct action of the electorate of the State of West Virginia.

Constitutional Matters

To date, no federal or West Virginia cases addressing the repeal or amendment of the Securitization Law or securitization provisions analogous to those contained in the Securitization Law have been decided. There have been cases in which federal courts have applied the Contract Clause of the United States Constitution to strike down legislation regarding similar matters (such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued by public instrumentalities or private issuers) or otherwise substantially impairing or eliminating the security for bonds or other indebtedness. However, while West Virginia courts apply the Contract Clause of the West Virginia Constitution set forth in West Virginia Constitution Art. III, § 4 in a similar manner to the Contract Clause of the United States Constitution, West Virginia courts have not addressed the Contract Clause of the West Virginia Constitution in the context of similar utility securitizations, leaving the federal Contract Clause as the better-tested constitutional contract clause challenge to any legislation that substantially impairs private contractual rights with respect to the CRR bonds.

Based upon this case law, Sidley Austin LLP, as counsel to WPCo and us, with respect to the Contract Clause of the United States Constitution, and Steptoe & Johnson PLLC, as West Virginia counsel to WPCo and us, with respect to the Contract Clause of the West Virginia Constitution, expect to deliver opinions prior to the closing of the offering of the CRR bonds described in this prospectus to the effect that, for the purposes of the Contract Clause of the United States Constitution and the Contract Clause of the West Virginia Constitution, respectively, the state pledge described above unambiguously indicates the State of West Virginia’s intent to be bound with the holders of the CRR bonds and, subject to all of the qualifications, limitations and assumptions set forth in their opinions, supports the conclusion that, for the purposes of the Contract Clause of the United States Constitution and the Contract Clause of the West Virginia Constitution, respectively, the state pledge constitutes a binding contractual relationship between the State of West Virginia and the holders of the CRR bonds.

Subject to all of the qualifications, limitations and assumptions set forth in such opinion, including that any impairment of the contract be “substantial,” (a) the opinion of Sidley Austin LLP with respect to the Contract Clause of the United States Constitution is expected to state that a reviewing court of competent jurisdiction would conclude that, absent a demonstration by the State of West Virginia that the same is necessary to further a significant and legitimate public purpose, the holders of the CRR bonds could successfully challenge under the Contract Clause of the United States the constitutionality of any action by the West Virginia legislature which becomes law and any action of a legislative character of the West Virginia Commission, including any action to rescind or amend the financing order, provided that such action is determined by such court to limit, alter, impair or reduce the value of the CRR charges or CRR property or otherwise cause an impairment of the terms of the CRR bonds or the rights and remedies of the holders of the CRR bonds prior to the time that the CRR bonds are fully paid and discharged, and (b) the opinion of Steptoe & Johnson PLLC with respect to the Contract Clause of the West Virginia Constitution is expected to state that a reviewing West Virginia court of competent jurisdiction would conclude that the state pledge constitutes a contractual relationship which provides a basis for the holders of the CRR bonds to successfully challenge under the Contract Clause of the West Virginia Constitution any action by the legislature of the State of West Virginia and any action of a legislative character by the West Virginia Commission, including any action to rescind or amend the financing order, provided that such action violates the state pledge in a manner that substantially impairs or would substantially impair the value of the CRR charges or CRR property prior to the time that the CRR bonds are paid and performed in full, unless the action is a proper exercise of the State of West Virginia’s police power and the adjustment of the rights and responsibilities with respect to the CRR bonds are based upon reasonable conditions and of a character appropriate to the public purpose justifying the action.

In addition, any action of the West Virginia legislature adversely affecting the CRR property or the ability to collect CRR charges may be considered a “taking” under the United States or West Virginia Constitutions. Sidley Austin LLP has advised us that it is not aware of any federal court cases, and Steptoe & Johnson PLLC has advised us that it is not aware of any West Virginia court cases, addressing the applicability of the Takings Clause of the United States or West Virginia Constitution, respectively, in a situation analogous to an amendment or repeal of the Securitization Law. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Securitization Law because such court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Accordingly, while the application is uncertain (a) assuming applicable courts would apply a Takings Clause analysis under the Takings Clause of the United States Constitution, the opinion of Sidley Austin LLP is expected to state that, under the Takings Clause of the United States Constitution, the State of West Virginia would be required to pay just compensation to holders of the CRR bonds if the State of West Virginia, including through a legislative action of the West Virginia Commission, repealed or amended the Securitization Law or took any other action in contravention of the state pledge and doing so (i) constituted a permanent appropriation of a substantial property interest of the holders of the CRR property or denied all economically productive use of the CRR property, (ii) destroyed the CRR property other than in response to emergency conditions, or (iii) substantially impaired the value of the CRR property or the CRR charges (other than as contemplated under the formula-based true-up mechanism authorized by the Securitization Law and the financing order) so as to unduly interfere with the reasonable expectations of the holders of the CRR bonds arising from their investments in the bonds and (b) although there is an absence of judicial precedent directly on point, and assuming applicable West Virginia courts would apply a Takings Clause analysis under the Takings Clause of the West Virginia Constitution, the opinion of Steptoe & Johnson PLLC is expected to state that, under the Takings Clause of the West Virginia Constitution, a reviewing West Virginia court of competent jurisdiction would hold that the state would be required to pay just compensation to holders of the CRR bonds if the state of West Virginia, including through a legislative action of the West Virginia Commission, repealed or amended the Securitization Law or took any other action in contravention of the state pledge and doing so (i) constituted a permanent appropriation of a substantial property interest of the holders of the CRR bonds in the CRR property or denied all economically productive use of the CRR property, (ii) destroyed the CRR property other than in response to emergency conditions, or (iii) substantially impaired the value of the CRR property or the CRR charges (other than as contemplated under the formula-based true-up mechanism authorized by the Securitization Law and the financing order) so as to unduly interfere with the reasonable expectations of the holders of the CRR bonds arising from their investments in the bonds. In examining whether action of the West Virginia legislature amounts to a regulatory taking, both federal and state courts may consider the character of the governmental action, the economic impact of the governmental action on the holders of the CRR bonds, and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that any such award of compensation would be sufficient to pay the full amount of principal and interest on the CRR bonds.

In connection with the foregoing, Sidley Austin LLP has advised us that issues relating to the Contract and Takings Clauses of the United States Constitution, and Steptoe & Johnson PLLC has advised us that issues relating to the Contract and Takings Clauses of the West Virginia Constitution, are typically analyzed on a case-by-case basis and that the courts’ determinations, in most cases, are usually strongly influenced by the facts and circumstances of the particular case. Each has further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under a Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a holder of the CRR bonds would consider material.

In addition, Steptoe & Johnson PLLC expects to render an opinion prior to the closing of the offering of the CRR bonds described in this prospectus to the effect that the Securitization Law was duly enacted by the West Virginia legislature in accordance with all applicable laws of the State of West Virginia, is in full force and effect, and Steptoe & Johnson PLLC is unaware of any pending appeal or litigation challenging the validity of the Securitization Law.

We and WPCo will file a copy of each of the Sidley Austin LLP and Steptoe & Johnson PLLC opinions as exhibits to an amendment to the registration statement of which this prospectus is a part or to one of our periodic filings with the SEC.

For a discussion of risks associated with potential judicial, legislative or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

The West Virginia Commission May Adjust CRR Charges and CRR Revenue Group Allocations

The Securitization Law authorizes the West Virginia Commission to provide, and the West Virginia Commission has provided, in the financing order, that CRR charges be adjusted at least annually. The purposes of these true-up adjustments are:

•	to correct any over-collections or under-collections; and

•

to ensure the projected recovery of amounts sufficient to provide full and timely payment of debt service and all other financing costs (including any necessary replenishment of the capital subaccount).

True-up adjustments will additionally be applied semi-annually (and, beginning 12 months prior to the last scheduled final payment date of the last maturing tranche, quarterly) if a servicer forecasts a shortfall in CRR charge collections to ensure the amount of CRR charges collected is sufficient to make all scheduled payments of principal of and interest on the CRR bonds and ongoing financing costs on a timely basis, including to replenish draws on the capital subaccount.

In addition to these annual, semi-annual and quarterly true-up adjustments, WPCo and APCo will also be authorized to apply the true-up mechanism more frequently to make interim true-up adjustments from time-to-time in order to ensure recovery of amounts sufficient to the timely and full payment of interest and scheduled principal on the CRR bonds and other required amounts and charges in connection with the CRR bonds.

The financing order also provides for a nonstandard true-up to adjust, if necessary, CRR Revenue Group allocations. If the servicers jointly determine that, as a result of significant changes from historical conditions of operation, such as the addition or loss of significant electric load, or a merger of an applicant with another utility and a resulting expansion of its retail customer base, it is necessary to adjust the percentages used to allocate the CRR charges among the applicants’ CRR Revenue Groups, then the servicers must file a nonstandard true-up with the West Virginia Commission.

CRR Charges Are Nonbypassable

The Securitization Law and financing order provide that the CRR charges are nonbypassable. The CRR charges are: (a) imposed on and part of all retail customer bills; (b) collected by WPCo and APCo or their respective successors or assignees (or a collection agent) separate and apart from base rates; and (c) paid by any retail customers that receive service from WPCo or APCo or their successors so long as the CRR bonds are outstanding.

Any successor to WPCo or APCo, including after reorganization, bankruptcy, merger, sale, or electric utility restructuring, must perform and satisfy WPCo’s or APCo’s obligations, as applicable, under the financing order in the same manner and to the same extent as WPCo or APCo, as applicable, including billing, collecting, and remitting the CRR charges. Selecting another supplier for electricity supply service does not permit a customer to bypass the CRR charges so long as the customer remains a retail customer within WPCo’s or APCo’s West Virginia service territory.

The Securitization Law Protects the CRR Bondholders’ Security Interest in CRR Property

The Securitization Law provides that a valid and binding security interest in CRR property under a final financing order will be created after all of the following have occurred: (a) a security agreement granting such security interest is executed and delivered by the debtor or seller and (b) value is received for such CRR bonds. The security interest attaches without physical delivery of collateral or other act, and upon filing of a financing statement with the Office of the Secretary of State of West Virginia.

Upon perfection by filing a financing statement in accordance with § 24-2-4h(o)(4) of the Securitization Law and otherwise in accordance with the West Virginia Uniform Commercial Code, the security interest will be valid, binding, and perfected against all parties having claims of any kind in tort, contract, or otherwise against the person granting the security interest, regardless of whether the parties have notice of the lien. Upon the filing of a financing statement with respect to a transfer in accordance with § 24-2-4h(o)(2) of the Securitization Law and a financing statement with respect to the security interest in accordance with § 24-2-4h(o)(4) of the Securitization Law, a transfer of an interest in the CRR property shall be perfected against all parties having claims of any kind, including any judicial or other lien creditors or any claims of the transferor or creditors of the transferor, and shall have priority over all competing claims other than any prior security interest, ownership interest, or assignment in the property previously perfected in accordance with the Securitization Law.

The Securitization Law provides that priority of transfers of and security interests in CRR property will not be impaired by:

•	commingling of funds arising from CRR charges with other funds; or

•	any application of the true-up adjustment under the financing order.

Please read “Risk Factors—Risks Associated with the Unusual Nature of the CRR Property” in this prospectus.

The Securitization Law Characterizes the Transfer of CRR Property as a True Sale

The Securitization Law provides that any sale, assignment, or other transfer of CRR property shall be an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the transferor’s right, title, and interest in, to, and under the CRR property, if the documents governing the transaction expressly state that the transaction is a sale or other absolute transfer. For all purposes other than federal and state income tax purposes, the parties’ characterization of a transaction as a sale of an interest in CRR property shall be conclusive that the transaction is a true sale and that ownership has passed to the party characterized as the purchaser, regardless of any fact or circumstance that might support characterization of the transfer as a secured transaction. Please read “The Sale Agreement” and “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or a Servicer” in this prospectus.

THE FINANCING ORDER

Background. WPCo’s and APCo’s West Virginia Commission-jurisdictional area incurred substantial costs associated with (a) Expanded Net Energy Cost (ENEC) under-recovery balances, (b) the West Virginia Commission-jurisdictional area share of the undepreciated generation utility plant balances of APCo’s Amos and Mountaineer and WPCo’s Mitchell generating facilities as of December 31, 2022, (c) environmental control costs related to Coal Combustion Residuals (CCR) and Effluent Limitation Guidelines (ELG), (d) certain major storm costs, and (e) each of WPCo’s and APCo’s carrying charges accruing on its respective portion of the foregoing eligible costs. On March 13, 2025, WPCo, jointly with APCo, completed filing a petition with the West Virginia Commission under the State of West Virginia’s Securitization Law, requesting a financing order authorizing securitization of the previously discussed costs and related financing costs. Following notice, Staff investigation, and an evidentiary hearing on July 1, 2025, the West Virginia Commission issued its financing order on March 31, 2026, authorizing the issuance of CRR bonds.

The financing order created a single “consumer rate relief property” that is jointly owned by WPCo and APCo. Such consumer rate relief property grants each of WPCo and APCo the right to impose, charge and collect consumer rate relief charges in amounts necessary to recover all principal and interest on the bonds issued by the respective issuing entity plus the related ongoing financing costs incurred by or allocable to each issuing entity. In connection with CRR bonds being issued by us, the financing order authorizes WPCo to sell its interest in the above-described consumer rate relief property (i.e., the CRR property described herein) to us (and APCo to sell its interest in the above-described consumer rate relief property for its separate bond issuance).

The financing order authorizes WPCo specifically, through the issuance of CRR bonds by us, to recover its portion of the previously discussed costs and related financing costs in an aggregate principal amount of approximately $1.035 billion (as estimated in the July 21, 2026 order) plus WPCo’s carrying charges, such aggregate amount equal to the sum of: (a) approximately $1.03 billion of eligible costs to be securitized, consisting primarily of the West Virginia Commission-jurisdictional share of the undepreciated Mitchell generation plant balance as of December 31, 2022 of approximately $558.7 million, together with the expanded net energy cost under-recovery balance of approximately $318.7 million, deferred storm expenses of approximately $2.9 million, and coal combustion residuals and effluent limitation guidelines environmental control costs of approximately $149.2 million plus WPCo’s carrying charges; plus (b) up-front financing costs allocable to WPCo, which were estimated at approximately $5.9 million, in each case subject to update through the issuance advice letter process. The aggregate principal amount of WPCo CRR Bonds will be $1.073 billion, which includes eligible costs plus carrying charges and upfront financing costs allocable to WPCo.

The financing order also authorizes: (a) WPCo’s and APCo’s proposed financing structure and issuance of the CRR bonds; (b) the creation and sale of consumer rate relief property, including the right for the imposition, collection and periodic adjustments of CRR charges sufficient to timely pay the CRR bonds and associated financing costs; (c) the sale of the CRR property by WPCo to us; and (d) the CRRC Schedule to implement the CRR charges. The original financing order became final and no longer subject to appeal on April 30, 2026. The July 21, 2026 order that modified the original financing order became final and no longer subject to appeal on August 20, 2026.

We have filed the financing order with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

The financing order and the Securitization Law include the State of West Virginia’s pledge that the State of West Virginia shall not take or permit any action that impairs the value of the CRR property under the financing order or revises the consumer rate relief costs for which recovery is authorized under the financing order or, except for changes made pursuant to the true-up adjustment allowed under Section 24-2-4h(k) of the Securitization Law, reduce, alter, or impair CRR charges that are imposed, billed, charged, collected, or remitted for the benefit of the CRR bondholders, assignees, and financing parties, until any principal, interest and redemption premium in respect of the CRR bonds, all financing costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid and performed in full. This pledge is binding upon issuance of the CRR bonds and is legally enforceable; however, the CRR bonds are not a debt or a pledge of the faith and credit or taxing power of the State of West Virginia or of any county, municipality or any political subdivision. Bondholders have no right to have taxes levied by the State of West Virginia or the taxing authority of any county, municipality or any other political subdivisions for the payment of the principal of or interest on the CRR bonds.

Issuance of CRR Bonds. The financing order authorizes WPCo to cause us to issue CRR bonds in an aggregate principal amount of approximately $1.035 billion plus WPCo’s carrying charges.

Collection of CRR Charges. The financing order authorizes WPCo and APCo to impose, collect and receive nonbypassable CRR charges from WPCo’s and APCo’s retail customers in amounts designed, through a formula-based true-up mechanism, to be sufficient to provide for full and timely payment of scheduled principal of and interest on the CRR bonds and to pay all related ongoing financing costs associated with the CRR bonds.

No Cap; Duration of CRR Charges. There is no “cap” on the level of CRR charges that may be imposed on customers to provide for the full and timely payment of scheduled principal and interest on the CRR bonds and all related financing costs and other required amounts and charges payable in connection with the CRR bonds. There is also no limit on how long CRR charges may be imposed; pursuant to the financing order, the CRR charges will be imposed until the CRR bonds and all related financing costs have been paid in full.

Issuance Advice Letter. Following the determination of the final terms of the CRR bonds and prior to their issuance, WPCo and APCo are required to jointly submit to the West Virginia Commission within one business day after actual pricing of the CRR bonds an issuance advice letter, which will:

•	describe the final structure and terms of the CRR bond issuance, including an updated accounting of the up-front financing costs, and on-going financing costs;

•	demonstrate compliance with and certify that the structuring, pricing and financing costs of the CRR bonds achieved the statutory cost objectives, as set forth in the financing order; and

•	provide an updated analysis of the net present value calculation, as compared to traditional methods of finance.

Both the issuance advice letter and the accompanying CRRC Schedule become effective on the date of issuance of the CRR bonds.

Subsequently, unless the West Virginia Commission, prior to noon on the fourth business day after the West Virginia Commission receives the issuance advice letter, issues a disapproval letter stating the basis for such disapproval and directing the stopping of the issuance of CRR bonds, the issuance advice letter shall be effective and the transaction shall proceed without any further action by the West Virginia Commission.

CRRC Schedule. We are required, prior to the issuance of any CRR charges, to complete and file the CRRC Schedule in the form attached to the financing order. The CRRC Schedule establishes the initial CRR charges. It also implements the procedures for periodic adjustments to the CRR charges.

True-Ups. The financing order provides that CRR charges will be reviewed and adjusted at least annually to correct any overcollections or undercollections and to ensure the billing of amounts necessary to generate collections of the CRR charges sufficient to timely provide payment of all amounts due on the CRR bonds and all other ongoing financing costs. This true-up mechanism will additionally be applied semi-annually (and, beginning 12 months prior to the scheduled final payment date of the last maturing tranche, quarterly) if the servicers forecast a shortfall in CRR charge collections to ensure the amount of CRR charges collected is sufficient to make all scheduled payments of principal of and interest on the CRR bonds and ongoing financing costs on a timely basis, including to replenish draws on the capital subaccount. In addition to these annual, semi-annual and quarterly true-up adjustments, WPCo and APCo will also be authorized to apply the true-up mechanism more frequently to make interim true-up adjustments from time-to-time in order to ensure recovery of amounts sufficient to the timely and full payment of interest and scheduled principal on the CRR bonds and other required amounts and charges in connection with the CRR bonds.

In addition to the true-up mechanism described above, the servicers also have the right to effect a nonstandard true-up in the event that (a) the servicers collectively experience or anticipate a change of 10% or more in the billing determinants for the allocations of the CRR Revenue Groups, including but not limited to the consumption of electricity or (b) the servicers otherwise jointly determine that a nonstandard true-up adjustment is required due to significant changes from historical conditions of operation.

To effect a nonstandard true-up, the servicers shall jointly file the proposed nonstandard true-up with the West Virginia Commission, including the justification for such changes as necessary to address the specific causes of the proposed nonstandard true-up, and the effective date for the adjustment, which must be at least 60 days after the date of the filing with the West Virginia Commission. On the same day that the servicers jointly file for a true-up adjustment, but only if the true-up adjustment would result in an increase to the amount of the CRR charges, the servicers will give public notice through the publication of a Class I Legal advertisement in Kanawha County as required by § 24-2-4h(k)(2) of the Securitization Law. The West Virginia Commission will allow financing parties to comment on a servicer’s filing and will hold a hearing, if it deems necessary, within 40 days of such servicer’s filing, in accordance with § 24-2-4h(k)(4) of the Securitization Law. Upon administrative approval or the passage of 60 days without notification from the West Virginia Commission regarding the nonstandard true-up, no further action of the West Virginia Commission will be required prior to implementation of the nonstandard true-up. Once a nonstandard true-up adjustment filing has become effective, the modified allocation percentages set forth therein will remain effective for all future standard true-up adjustment filings unless and until a subsequent nonstandard true-up adjustment filing is initiated in accordance with the financing order.

The nonstandard true-up is distinct from the true-up mechanism, both of which are intended to address, as applicable, under- or over-collections and, in the case of a nonstandard true-up, may reallocate CRR charges among CRR Revenue Groups in a manner that is consistent with the allocation methodology approved in WPCo’s or APCo’s most recent base rate case, as applicable.

For more discussion of the true-up mechanism and the nonstandard true-up, see “The Servicing Agreement—CRR Charge Adjustment Process” in this prospectus.

West Virginia Pledge and True-Up Mechanism. The State of West Virginia, pursuant to § 24-2-4h(s) of the Securitization Law, and the West Virginia Commission, pursuant to the financing order, have each pledged not to take or permit any action that would impair the value of CRR property or, except as allowed pursuant to the true-up mechanism in §24-2-4h(k) of the Securitization Law, reduce, alter or impair the CRR charges to be imposed, charged, collected, or remitted for the benefit of the CRR bondholders, assignees and any financing parties, until the principal of, interest on and redemption premium, if any, and ongoing financing costs and all amounts to be paid to an assignee or financing party under any ancillary agreement are paid or performed in full. However, nothing will preclude limitation or alteration if and when full compensation is made by law for the full protection of the CRR charges collected pursuant to the financing order and the full protection of the CRR bondholders and any assignee or financing party entering into a contract with WPCo. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

Servicing Agreement. In the financing order, the West Virginia Commission authorized WPCo, as the initial servicer, and APCo, as the initial subservicer, to enter into the servicing agreement which is described under “The Servicing Agreement” in this prospectus.

Binding on Successors and Assignees. The financing order, along with the CRR charges authorized in the financing order, is binding on:

•	WPCo;

•	any successor to WPCo with respect to customers in WPCo’s service territory;

•	APCo with respect to customers in its service territory;

•	any successor to APCo with respect to customers in APCo’s service territory;

•	any other entity responsible for billing and collecting charges on our behalf; and

•	any successor to the West Virginia Commission.

THE DEPOSITOR, SELLER, INITIAL SERVICERS AND SPONSOR

About WPCo

Background Information. WPCo is a regulated electric utility engaged principally in the generation, purchase, transmission, distribution, and sale of electricity in West Virginia. As of December 31, 2025, WPCo served approximately 41,000 West Virginia Commission-jurisdictional area customers through its retail business. WPCo is a West Virginia corporation and a wholly owned subsidiary of AEP, a public utility holding company. WPCo, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the “servicer,” will service the CRR property securing the CRR bonds under a servicing agreement with us and will bill and collect the CRR charges from WPCo customers. Neither WPCo nor AEP nor any other affiliate (other than us) is an obligor on the CRR bonds. WPCo is subject to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”) under the Federal Power Act of 2005 with respect to the issuance of securities, acquisitions and divestitures of utility assets, certain affiliate transactions and other matters. WPCo is regulated by the West Virginia Commission with respect to rates charged for delivery of electricity over its transmission and distribution system for end-use consumption by retail customers, quality of service, and service area certification.

Service Territory. WPCo provides integrated electric utility services, including generation, transmission, distribution and sale of electricity, to approximately 41,000 West Virginia Commission-jurisdictional area customers in West Virginia through its retail business. As of December 31, 2025, for WPCo’s operations in its West Virginia Commission-jurisdictional service territory, it had approximately 1,579 miles of distribution lines and 178 miles of transmission lines. As of December 31, 2025, WPCo owned or partially owned one generating plant, consisting of two generating units for an aggregate net generating capacity of 780 MW. WPCo also has additional generation and capacity through APCo’s power purchase agreements and capacity purchase agreements of 1,043 MW. The generating and power purchase agreement capacity by fuel mix was the following: coal and lignite—57%; and renewables (wind)—43%.

Executive Offices. WPCo’s principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215. The phone number at this address is (614) 716-1000.

Where to Find Information About WPCo. AEP, a public utility holding company that wholly owns WPCo, files periodic reports with the SEC as required by the Exchange Act. These SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. AEP maintains a website at https://www.aep.com/, where it posts AEP’s SEC filings as well as other filings and reports about WPCo. Except as provided in this prospectus, no other information contained on that website constitutes part of this prospectus.

About APCo

Background Information. APCo is a regulated electric utility engaged principally in the generation, purchase, transmission, distribution, and sale of electricity in West Virginia, central and western Virginia and northeast Tennessee. As of December 31, 2025, APCo served approximately 418,000 West Virginia Commission-jurisdictional area customers through its retail business. APCo is a Virginia corporation and a wholly owned subsidiary of AEP, a public utility holding company. APCo, acting as the initial subservicer, and any successor subservicer, referred to in this prospectus as the “subservicer,” will service the CRR property securing the CRR bonds under a servicing agreement with us and will bill and collect CRR charges from APCo customers. Neither APCo nor AEP nor any other affiliate (other than us) is an obligor on the CRR bonds. APCo is subject to the jurisdiction of FERC under the Federal Power Act of 2005 with respect to the issuance of securities, acquisitions and divestitures of utility assets, certain affiliate transactions and other matters. APCo is regulated by the West Virginia Commission with respect to rates charged for delivery of electricity over its transmission and distribution system for end-use consumption by retail customers, quality of service, and service area certification.

Service Territory. APCo provides integrated electric utility services, including generation, transmission, distribution and sale of electricity, to approximately 418,000 West Virginia Commission-jurisdictional area customers in West Virginia through its retail business. As of December 31, 2025, for APCo’s operations in the West Virginia Commission-jurisdictional service territory, it had approximately 20,616 miles of distribution lines and 2,707 miles of transmission lines. As of December 31, 2025, APCo owned or partially owned 16 generating plants, consisting of 46 generating units for an aggregate net generating capacity of 6,927 MW. APCo also has additional generation and capacity through power purchase agreements and capacity purchase agreements of 1,043 MW. The generating and power purchase agreement capacity by fuel mix was the following: coal and lignite —58%; natural gas—21%; and renewables (wind)—21%.

Executive Offices. APCo’s principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215. The phone number at this address is (614) 716-1000.

Where to Find Information About APCo. AEP, a public utility holding company that wholly owns APCo, files periodic reports with the SEC as required by the Exchange Act. These SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. AEP maintains a website at https://www.aep.com/, where it posts AEP’s SEC filings as well as other filings and reports about APCo. Except as provided in this prospectus, no other information contained on that website constitutes part of this prospectus.

Municipalization

West Virginia law authorizes municipalities to seek to acquire portions of an electric utility’s electric distribution facilities through voluntary transactions. Under current West Virginia law, a municipality may not condemn a privately owned electric utility’s distribution system, or any portion of it, to create or expand a municipal electric system. The Securitization Law specifies that CRR charges approved by a financing order shall be collected by a qualifying utility as well as its successors. In the servicing agreement, WPCo and APCo have each covenanted to assert in an appropriate forum that any municipality that acquires any portion of WPCo’s or APCo’s electric distribution facilities in the State of West Virginia by exercise of the power of condemnation, including upon the expiration of any franchise agreement applicable to WPCo’s or APCo’s operations in the State of West Virginia, must be treated as a successor to WPCo or APCo, as applicable, under the Securitization Law and the financing order and that customers in such municipality remain responsible for payment of CRR charges. However, the involved municipality might assert that it should not be treated as a successor to WPCo or APCo, as applicable, for these purposes and that its distribution customers are not responsible for payment of CRR charges. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—A municipal entity may seek to acquire portions of WPCo’s or APCo’s electric distribution facilities in the State of West Virginia and avoid payment of the CRR charges” in this prospectus.

Joint Ratemaking Process for WPCo and APCo

WPCo and APCo (together, the “companies”), currently maintain symmetrical rates throughout the West Virginia Commission-jurisdictional service territory with the exceptions of the companies’ expanded net energy cost rates and APCo’s existing consumer rate relief charges. While the two companies’ rates are symmetrical, APCo’s existing consumer rate relief charges are embedded within APCo’s expanded net energy cost rates such that APCo’s expanded net energy cost rates, combined with APCo’s existing consumer rate relief charges are equal to WPCo’s expanded net energy cost rates, which equal the total expanded net energy cost rates as reflected on Original Sheet No. 34 within the companies’ tariff book.

When the companies propose to establish new rates or change existing rates, the companies combine underlying relevant West Virginia Commission-jurisdictional service territory data, including, among other things, cost of service and billing determinants, to produce comprehensive rates. The resulting comprehensive rates, along with a proposal to charge such updated rates to both WPCo and APCo customers, are then submitted to the West Virginia Commission for approval.

Servicing Experience

The CRR bonds are the first issuance of bonds WPCo has sponsored in West Virginia and that are secured by CRR property pursuant to the Securitization Law. APCo has prior experience as servicer in the issuance of bonds similar to the CRR bonds as described below. WPCo has no prior experience as a servicer. However, WPCo’s and APCo’s parent, AEP, through its subsidiaries, has prior experience as servicer in the issuance of bonds similar to the CRR bonds, including the issuance of the following:

(a)

$1,375,500,000 aggregate principal amount of senior secured recovery bonds by Appalachian Power Recovery Funding LLC, a wholly owned special purpose subsidiary of APCo, issued on May 27, 2026, for the purpose of recovering certain securitized asset costs, where APCo, a subsidiary of AEP, acted as servicer (the “2026 APCo Virginia Bonds”);

(b)

$477,749,000 aggregate principal amount of senior secured recovery bonds by Kentucky Power Cost Recovery LLC, a wholly owned special purpose subsidiary of Kentucky Power Company (“Kentucky Power”), issued on June 12, 2025, for the purpose of recovering certain extraordinary costs, including recovery of deferred costs and retired generation costs, where Kentucky Power, a subsidiary of AEP, acted as servicer (the “2025 Kentucky Power Bonds”);

(c)

$336,700,000 aggregate principal amount of senior secured storm recovery bonds by SWEPCO Storm Recovery Funding LLC, a wholly owned special purpose subsidiary of Southwestern Electric Power Company (“SWEPCO”), issued on December 18, 2024, for the purpose of recovering certain storm recovery costs, including carrying charges, related to Hurricanes Laura and Delta and winter storm Uri, and funding a new storm recovery reserve account, where SWEPCO, a subsidiary of AEP, acted as servicer (the “2024 SWEPCO Bonds”);

(d)

$696,920,000 aggregate principal amount of ratepayer-backed bonds by The Oklahoma Development Finance Authority, a public trust and instrumentality of the State of Oklahoma, issued September 7, 2022, for the purpose of allowing Public Service Company of Oklahoma (“PSO”) to recover certain costs it incurred as a result of winter storm Uri, where PSO, a subsidiary of AEP, acted as servicer (the “2022 ODFA-PSO RBB Bonds”);

(e)

$235,282,000 aggregate principal amount of senior secured system restoration bonds by AEP Texas Restoration Funding LLC, a wholly owned special purpose subsidiary of AEP Texas Inc. (“AEP Texas”), issued on September 18, 2019, for the purpose of allowing AEP Texas to recover certain distribution-related system restoration costs in its Central Division related to Hurricane Harvey and certain other weather-related events occurring after December 2008 but prior to Hurricane Harvey, where AEP Texas, a subsidiary of AEP, acted as the servicer (the “2019 AEP Texas SRC Bonds”);

(f)

$380,300,000 aggregate principal amount of senior secured consumer rate relief bonds by Appalachian Consumer Rate Relief Funding LLC, a wholly owned special purpose subsidiary of APCo, issued on November 15, 2013, for the purpose of allowing APCo to recover certain uncollected expanded net energy costs and associated financing costs, where APCo acted as the servicer (the “2013 APCo CRR Bonds”);

(g)

$267,408,000 aggregate principal amount of senior secured phase-in recovery bonds by Ohio Phase-In-Recovery Funding LLC, a wholly owned special purpose subsidiary of Ohio Power Company (“OPCo”), issued on August 1, 2013, for the purpose of allowing OPCo to recover certain uncollected previously approved phase-in costs and associated financing costs, where OPCo, a subsidiary of AEP, acted as the servicer (the “2013 OPCo PIR Bonds”); and

(h)

$800,000,000 aggregate principal amount of senior secured transition bonds by AEP Texas Central Transition Funding III LLC, a wholly owned special purpose subsidiary of AEP Texas, issued on March 14, 2012, for the purpose of allowing AEP Texas’s Central Division to recover certain costs related to its transition-to-competition in the State of Texas, where AEP Texas, a subsidiary of AEP, acted as the servicer (the “2012 AEP TCC Transition Bonds” and together with the 2026 APCo

Virginia Bonds, 2025 Kentucky Power Bonds, 2024 SWEPCO Bonds, 2022 ODFA-PSO RBB Bonds, the 2019 AEP Texas SRC Bonds, the 2013 APCo CRR Bonds, the 2013 OpCo PIR Bonds, the “prior securitizations”).

The underlying structure of the prior securitizations is comparable to the underlying structure of the CRR bonds, with the exception of the use in 2022 of an issuing entity created by the State of Oklahoma rather than a special purpose wholly-owned subsidiary of the applicable AEP subsidiary. AEP’s servicing obligations are substantially similar to its previous servicer experience identified above.

WPCo’s and APCo’s Retail Customer Base and Electric Energy Consumption

The following tables show electric revenue, average number of retail customers and electricity sales for each of WPCo’s and APCo’s West Virginia Commission-jurisdictional area CRR Revenue Groups for the five preceding years. There can be no assurances that the revenue, average number of retail customers and electricity sales, or the composition of any of the foregoing, will remain at or near the levels reflected in the following tables.

APCo Revenue by Revenue Group (1)

	2021	2022	2023	2024	2025
Residential	$682,190,730	$751,224,746	$713,277,745	$776,639,936	$819,336,860
Commercial	$309,015,513	$348,436,251	$346,454,031	$379,302,633	$391,726,124
Industrial	$276,134,298	$294,301,531	$313,380,879	$340,281,380	$349,893,088
Total(2)	$1,267,340,541	$1,393,962,528	$1,373,112,656	$1,496,223,950	$1,560,956,072

(1)	Calculations based on APCo’s West Virginia Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

WPCo Revenue by Revenue Group (1)

	2021	2022	2023	2024	2025
Residential	$57,101,172	$61,828,106	$60,131,807	$64,784,535	$67,939,503
Commercial	$38,785,579	$42,325,659	$43,087,160	$45,961,297	$47,594,666
Industrial	$223,220,009	$261,967,637	$272,078,072	$301,466,173	$307,982,815
Total(2)	$319,106,760	$366,121,401	$375,297,039	$412,212,005	$423,516,984

(1)	Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Combined Revenue by Revenue Group (1)

	2021	2022	2023	2024	2025
Residential	$739,291,902	$813,052,852	$773,409,552	$841,424,471	$887,276,363
Commercial	$347,801,092	$390,761,909	$389,541,192	$425,263,930	$439,320,790
Industrial	$499,354,307	$556,269,168	$585,458,951	$641,747,554	$657,875,903
Total(2)	$1,586,447,301	$1,760,083,929	$1,748,409,695	$1,908,435,955	$1,984,473,056

(1)	Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Average APCo Retail Customers by Revenue Group (1)(2)

	2021	2022	2023	2024	2025
Residential	353,652	351,800	350,279	348,946	347,654
Commercial	65,897	66,134	66,282	66,285	66,229
Industrial	2,246	2,213	2,190	2,181	2,163
Total(3)	421,795	420,146	418,751	417,412	416,046

(1)	Calculations based on APCo’s West Virginia Commission-jurisdictional area customers.
(2)	Calculated as the average of the end-of-month customer counts for the applicable period.
(3)	Totals may not add due to rounding.

Average WPCo Retail Customers by Revenue Group(1)(2)

	2021	2022	2023	2024	2025
Residential	34,889	34,707	34,561	34,392	34,202
Commercial	6,249	6,288	6,273	6,276	6,293
Industrial	410	426	433	440	443
Total(3)	41,548	41,421	41,267	41,108	40,937

(1)	Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Calculated as the average of the end-of-month customer counts for the applicable period.
(3)	Totals may not add due to rounding.

Average Combined Retail Customers by Revenue Group(1)(2)

	2021	2022	2023	2024	2025
Residential	388,541	386,507	384,840	383,338	381,856
Commercial	72,147	72,422	72,555	72,561	72,522
Industrial	2,656	2,639	2,623	2,620	2,605
Total(3)	463,344	461,567	460,018	458,520	456,983

(1)	Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Calculated as the average of the end-of-month customer counts for the applicable period.
(3)	Totals may not add due to rounding.

Billed and Accrued kWh by Revenue Group (APCo)(1)

	2021	2022	2023	2024	2025
Residential	4,961,169,866	4,907,189,081	4,451,267,189	4,632,296,345	4,828,303,114
Commercial	3,078,505,584	3,117,252,260	2,951,394,330	3,074,673,317	3,079,234,662
Industrial	3,864,980,173	3,784,300,448	3,894,835,568	3,883,179,697	3,876,987,065
Total(2)	11,904,655,623	11,808,741,789	11,297,497,087	11,590,149,359	11,784,524,841

(1)	Calculations based on APCo’s West Virginia Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Billed and Accrued kWh by Revenue Group (WPCo)(1)

	2021	2022	2023	2024	2025
Residential	398,798,841	387,426,908	360,995,617	372,161,850	385,795,722
Commercial	387,266,592	377,027,653	366,730,047	372,505,507	374,322,823
Industrial	3,868,411,702	4,053,870,494	4,071,941,830	4,213,677,920	4,084,632,618
Total(2)	4,654,477,135	4,818,325,055	4,799,667,494	4,958,345,277	4,844,751,163

(1)	Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Billed and Accrued kWh by Revenue Group (Combined)(1)

	2021	2022	2023	2024	2025
Residential	5,359,968,707	5,294,615,989	4,812,262,806	5,004,458,195	5,214,098,836
Commercial	3,465,772,176	3,494,279,913	3,318,124,377	3,447,178,824	3,453,557,485
Industrial	7,733,391,875	7,838,170,942	7,966,777,398	8,096,857,617	7,961,619,683
Total(2)	16,559,132,758	16,627,066,844	16,097,164,581	16,548,494,636	16,629,276,004

(1)	Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Forecasting Electricity Consumption

Each of WPCo and APCo produces a base rate revenue forecast annually for planning purposes. These forecasts are inputs to earnings projections. Base rate revenues are defined as non-fuel revenues with rider revenues removed so that only the customer charge, MWh charges, MW charges, and other demand-related charges are included.

Each of WPCo’s and APCo’s base rate revenue forecast is developed by applying the consumption forecast for each customer class within each CRR Revenue Group, through the next budget year (typically only the first two years of the forecast horizon), to estimated price-consumption relationships. These price-consumption relationships are regression models that estimate class-level average base rate revenue realizations as a function of either monthly MWh consumption per customer (for the residential and commercial classes) or monthly MWh sales (for all other classes). But the functions may occasionally be nonlinear due to either the nature of on-peak/off-peak pricing structures or tariff price tiers. The functions are estimated based on monthly data taken from WPCo’s and APCo’s billing systems. Due to the combination of fixed and variable charges inherent in these revenues, these functions are generally downward sloping since the higher fixed charges make up less of the revenue collected as more energy is consumed. The final estimated functions maintain their estimated slopes but are shifted to ensure they pass through data since the most recent base rate case. Once these functions have been estimated, the projected monthly MWh sales from the consumption forecast are applied to arrive at the projected monthly base rate revenue value.

In producing a consumption forecast (an input into the base rate revenue forecast), each of WPCo and APCo employs regression analysis of customer end-use electricity demand. This method considers economic trends, changes in competing and complementary fuel prices and changes in appliance saturations, as well as changes in appliance efficiencies such as those mandated by legislation. Weather patterns are also accounted for in weather-sensitive classes. This method captures customer response to changes in the economic environment as well as trends in customer preferences. Peak demand forecasts are then generated using the consumption forecast as a basis.

The forecast cycle completed during the third quarter is typically adopted as the official budget for WPCo or APCo, as applicable. Each of WPCo and APCo monitors the accuracy of each forecast by conducting variance analysis on a monthly basis while taking into account weather impacts on MWh sales and other deviations from the forecast.

Annual Forecast Variance For Electricity Consumption (APCo)(1)

	Electricity Consumption (MWh)
	2021	2022	2023	2024	2025
Residential
Forecast	4,915,680	4,801,112	4,796,541	4,757,948	4,683,765
Actual	5,013,006	4,849,777	4,505,091	4,610,102	4,780,875
Variance	97,326	48,665	(291,450)	(147,846)	97,110
Variance (%)	1.98%	1.01%	-6.08%	-3.11%	2.07%
Commercial
Forecast	3,107,055	3,078,706	3,205,978	3,120,906	2,990,029
Actual	3,114,520	3,079,695	2,983,710	3,055,011	3,068,754
Variance	7,465	989	(222,268)	(65,895)	78,725
Variance (%)	0.24%	0.03%	-6.93%	-2.11%	2.63%
Industrial
Forecast	3,993,952	4,079,355	3,701,090	3,723,690	3,957,686
Actual	3,913,519	3,757,778	3,905,222	3,868,112	3,881,443
Variance	(80,433)	(321,577)	204,132	144,422	(76,243)
Variance (%)	-2.01%	-7.88%	5.52%	3.88%	-1.93%
Total
Forecast	12,016,687	11,959,173	11,703,609	11,602,544	11,631,480
Actual	12,041,046	11,687,250	11,394,023	11,533,225	11,731,071
Variance	24,359	(271,923)	(309,586)	(69,319)	99,591
Variance (%)	0.20%	-2.27%	-2.65%	-0.60%	0.86%

(1)	Forecast sales are temperature normal. Numbers not exact due to rounding. Calculations based on APCo’s West Virginia Commission-jurisdictional area customers.

Annual Forecast Variance For Electricity Consumption (WPCo)(1)

	Electricity Consumption (MWh)
	2021	2022	2023(2)	2024	2025
Residential
Forecast	403,614	396,373	395,383	380,090	371,756
Actual	400,809	386,811	362,858	371,486	382,840
Variance	(2,805)	(9,562)	(32,525)	(8,604)	11,084
Variance (%)	-0.70%	-2.41%	-8.23%	-2.26%	2.98%
Commercial
Forecast	386,975	383,451	385,207	370,299	373,070
Actual	388,726	376,507	368,306	371,642	373,168
Variance	1,751	(6,944)	(16,901)	1,343	98
Variance (%)	0.45%	-1.81%	-4.39%	0.36%	0.03%
Industrial
Forecast	3,506,498	3,746,010	4,253,320	4,155,590	4,213,763
Actual	3,877,461	4,042,773	4,073,736	4,212,210	4,085,446
Variance	370,963	296,763	(179,584)	56,620	(128,317)
Variance (%)	10.58%	7.92%	-4.22%	1.36%	-3.05%
Total
Forecast	4,297,087	4,525,834	5,033,910	4,905,979	4,958,589
Actual	4,666,995	4,806,090	4,804,901	4,955,338	4,841,454
Variance	369,908	280,256	(229,009)	49,359	(117,135)
Variance (%)	8.61%	6.19%	-4.55%	1.01%	-2.36%

(1)	Forecast sales are temperature normal. Numbers not exact due to rounding. Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Variance for year 2023 was impacted due to a larger impact from weather events relative to other years.

Annual Forecast Variance For Electricity Consumption (Combined)(1)

	Electricity Consumption (MWh)
	2021	2022	2023	2024	2025
Residential
Forecast	5,319,294	5,197,485	5,191,924	5,138,038	5,055,521
Actual	5,413,815	5,236,587	4,867,948	4,981,589	5,163,715
Variance	94,521	39,102	(323,976)	(156,449)	108,194
Variance (%)	1.78%	0.75%	-6.24%	-3.04%	2.14%
Commercial
Forecast	3,494,030	3,462,157	3,591,185	3,491,205	3,363,099
Actual	3,503,246	3,456,202	3,352,016	3,426,653	3,441,922
Variance	9,216	(5,955)	(239,169)	(64,552)	78,823
Variance (%)	0.26%	-0.17%	-6.66%	-1.85%	2.34%
Industrial
Forecast	7,500,450	7,825,365	7,954,410	7,879,280	8,171,449
Actual	7,790,980	7,800,550	7,978,959	8,080,322	7,966,889
Variance	290,530	(24,815)	24,549	201,042	(204,560)
Variance (%)	3.87%	-0.32%	0.31%	2.55%	-2.50%
Total
Forecast	16,313,774	16,485,007	16,737,519	16,508,523	16,590,069
Actual	16,708,041	16,493,340	16,198,923	16,488,564	16,572,525
Variance	394,267	8,333	(538,596)	(19,959)	(17,544)
Variance (%)	2.42%	0.05%	-3.22%	-0.12%	-0.11%

(1)	Forecast sales are temperature normal. Numbers not exact due to rounding. Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers.

Credit Policy; Billing Process; Collections Process; Termination of Service

Each of WPCo and APCo bills its customers directly, and its current credit policies, billing process, and termination of service policies are described below. All information below pertains only to WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers.

Credit Policy

In accordance with the West Virginia Commission’s regulations, the servicers may require deposits from certain applicants for service of existing customers’ accounts to protect it against losses. Deposits may be obtained from customers who cannot demonstrate credit worthiness.

Billing Process

Each of WPCo and APCo bills its customers once every month, and we expect that an approximately equal number of bills will be distributed each business day. Payments are generally due not later than 21 days after issuance of the related bill. If the due date falls on a holiday or weekend, the due date for payment purposes is the next business day. A bill not paid on or before the due date is considered delinquent. Based on qualifications, customers may be eligible for a budget billing plan. Failure to make timely payments while on any bill payment assistance plan allows a servicer to remove customers from that payment plan, begin account collection activities including the initiation of termination of service.

Collection Process

Each of WPCo and APCo historically received the majority of customer payments via electronic fund transfers the U.S. mail and paystations; however, other payment options such as credit/debit cards are also available. WPCo may change their collection policies and procedures, consistent with West Virginia Commission guidelines and the financing order, from time to time.

Write-off and Delinquencies

Gross Write-Offs as a Percentage of Revenues (APCo)(1)

The following table shows gross write-offs for electricity and gross write-offs as a percentage of revenue for the past five years for APCo’s West Virginia Commission-jurisdictional area customers.

	Year ended December 31,
	2021	2022	2023	2024	2025
Total Revenues	$1,270,526,773	$1,397,455,360	$1,376,793,824	$1,500,086,012	$1,564,838,118
Gross Write-Offs	$18,886,828	$14,402,275	$15,445,636	$16,711,592	$18,684,966
Percentage of Total Revenue	1.49%	1.03%	1.12%	1.11%	1.19%

(1)

Calculations based on APCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding. Amounts due from retail customers are considered delinquent if a retail customer has paid less than the full amount due by the due date.

Gross Write-Offs as a Percentage of Revenues (WPCo)(1)

The following table shows gross write-offs for electricity and gross write-offs as a percentage of revenue for the past five years for WPCo’s West Virginia Commission-jurisdictional area customers.

	Year ended December 31,
	2021	2022	2023	2024	2025
Total Revenues	$319,876,920	$366,953,786	$376,152,719	$413,082,461	$424,361,743
Gross Write-Offs	$1,154,378	$1,014,677	$1,177,314	$1,206,114	$1,289,433
Percentage of Total Revenue	0.36%	0.28%	0.31%	0.29%	0.30%

(1)

Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding. Amounts due from retail customers are considered delinquent if a retail customer has paid less than the full amount due by the due date.

Gross Write-Offs as a Percentage of Revenues (Combined)(1)

The following table shows gross write-offs for electricity and gross write-offs as a percentage of revenue for the past five years for both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers combined.

	Year ended December 31,
	2021	2022	2023	2024	2025
Total Revenues	$1,590,403,693	$1,764,409,146	$1,752,946,543	$1,913,168,472	$1,989,199,861
Gross Write-Offs	$20,041,206	$15,416,953	$16,622,950	$17,917,706	$19,974,399
Percentage of Total Revenue	1.26%	0.87%	0.95%	0.94%	1.00%

(1)

Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding. Amounts due from retail customers are considered delinquent if a retail customer has paid less than the full amount due by the due date.

Net Write-Offs as a Percentage of Revenues (APCo)(1)

The following table shows, for its West Virginia Commission-jurisdictional area territories, total APCo net write-offs for electricity and total net write-offs as a percentage of revenue for the past five years. Net write-offs include amounts recovered by APCo from deposits, bankruptcy proceedings and payments received after an account has been either written-off by APCo or transferred to one of its external collection agencies.

	Year ended December 31,
	2021	2022	2023	2024	2025
Total Revenues	$1,270,526,773	$1,397,455,360	$1,376,793,824	$1,500,086,012	$1,564,838,118
Net Write-Offs	$6,733,294	$5,069,013	$5,952,713	$6,427,784	$7,124,932
Percentage of Total Revenue	0.53%	0.36%	0.43%	0.43%	0.46%

(1)	Calculations based on APCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding.

Net Write-Offs as a Percentage of Revenues (WPCo)(1)

The following table shows, for its West Virginia Commission-jurisdictional area territories, total WPCo net write-offs for electricity and total net write-offs as a percentage of revenue for the past five years. Net write-offs include amounts recovered by WPCo from deposits, bankruptcy proceedings and payments received after an account has been either written-off by WPCo or transferred to one of its external collection agencies.

	Year ended December 31,
	2021	2022	2023	2024	2025
Total Revenues	$319,876,920	$366,953,786	$376,152,719	$413,082,461	$424,361,743
Net Write-Offs	$429,473	$379,510	$471,079	$511,686	$531,656
Percentage of Total Revenue	0.13%	0.10%	0.13%	0.12%	0.13%

(1)	Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding.

Net Write-Offs as a Percentage of Revenues (Combined)(1)

The following table shows, for their combined West Virginia Commission-jurisdictional area territories, total APCo and WPCo net write-offs for electricity and total net write-offs as a percentage of combined revenue for the past five years. Net write-offs include amounts recovered by APCo and WPCo from deposits, bankruptcy proceedings and payments received after an account has been either written-off by APCo or WPCo or transferred to one of their respective external collection agencies.

	Year ended December 31,
	2021	2022	2023	2024	2025
Total Revenues	$1,590,403,693	$1,764,409,146	$1,752,946,543	$1,913,168,472	$1,989,199,861
Net Write-Offs	$7,162,767	$5,448,523	$6,423,792	$6,939,470	$7,656,589
Percentage of Total Revenue	0.45%	0.31%	0.37%	0.36%	0.38%

(1)	Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding.

Delinquencies as a Percentage of Revenues (APCo)(1)(2)

The following table sets forth information relating to the delinquency experience of APCo for residential, commercial, industrial and governmental West Virginia Commission-jurisdictional area customers for the past five years:

As of December 31,	2021	2022	2023	2024	2025
1 – 30 days past due	1.24%	1.09%	1.12%	1.00%	1.15%
31 – 60 days past due	0.19%	0.18%	0.19%	0.16%	0.50%
61 – 90 days past due	0.07%	0.06%	0.06%	0.05%	0.11%
90+ days past due	0.16%	0.13%	0.15%	0.11%	0.17%
Total	1.66%	1.46%	1.53%	1.31%	1.94%

(1)	Calculations based on APCo’s West Virginia Commission-jurisdictional area customers.
(2)	Delinquencies are calculated based upon the past due amounts as of December 31 for each year as a percentage of total revenues for the relevant year. Totals may not add due to rounding.

APCo does not anticipate delinquency of CRR charge collections to materially differ from the approximated rates indicated above.

Delinquencies as a Percentage of Revenues (WPCo)(1)(2)

The following table sets forth information relating to the delinquency experience of WPCo for residential, commercial, industrial and governmental West Virginia Commission-jurisdictional area customers for the past five years:

As of December 31,	2021	2022	2023	2024	2025
1 – 30 days past due	0.33%	0.33%	0.29%	0.26%	0.30%
31 – 60 days past due	0.06%	0.05%	0.04%	0.05%	0.04%
61 – 90 days past due	0.02%	0.02%	0.01%	0.01%	0.01%
90+ days past due	0.03%	0.03%	0.01%	0.01%	0.02%
Total	0.44%	0.43%	0.35%	0.33%	0.37%

(1)	Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers.
(2)	Delinquencies are calculated based upon the past due amounts as of December 31 for each year as a percentage of total revenues for the relevant year. Totals may not add due to rounding.

WPCo does not anticipate delinquency of CRR charge collections to materially differ from the approximated rates indicated above.

Delinquencies as a Percentage of Revenues (Combined)(1)(2)

The following table sets forth information relating to the delinquency experience of both APCo and WPCo, combined, for residential, commercial, industrial and governmental West Virginia Commission-jurisdictional area customers for the past five years:

As of December 31,	2021	2022	2023	2024	2025
1 – 30 days past due	1.05%	0.93%	0.95%	0.84%	0.97%
31 – 60 days past due	0.17%	0.16%	0.16%	0.14%	0.41%
61 – 90 days past due	0.06%	0.05%	0.05%	0.04%	0.09%
90+ days past due	0.14%	0.11%	0.12%	0.09%	0.14%
Total	1.41%	1.25%	1.28%	1.10%	1.60%

(1)	Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers.

(2)	Delinquencies are calculated based upon the past due amounts as of December 31 for each year as a percentage of total revenues for the relevant year. Totals may not add due to rounding.

Average Days Sales Outstanding (APCo)

The following table sets forth information relating to APCo’s average days sales outstanding for all of APCo’s West Virginia Commission-jurisdictional area customers for the past five years. Days sales outstanding is a measure of the average number of days that APCo takes to collect its revenue. The average number of days for the collection from APCo customers of CRR charges relating to the CRR bonds is expected to be similar to APCo’s revenue collection experience. The days sales outstanding numbers in the following table were generally calculated using a formula which we calculated as follows: on a billing cycle basis, the sum for all retail customers of the number of days between a bill being sent to a retail customer and such bill being paid multiplied by the amount of the bill paid by such retail customer, divided by the total amount paid by all retail customers for such billing cycle.

Year	Average Days Sales Outstanding*
2021	25.65
2022	25.02
2023	27.49
2024	23.91
2025	21.62

*

Calculations based on APCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding. Days Sales Outstanding excludes customers on deferred financing agreements/payment plans.

Average Days Sales Outstanding (WPCo)

The following table sets forth information relating to WPCo’s average days sales outstanding for all of WPCo’s West Virginia Commission-jurisdictional area customers for the past five years. Days sales outstanding is a measure of the average number of days that WPCo takes to collect its revenue. The average number of days for the collection from WPCo customers of CRR charges relating to the CRR bonds is expected to be similar to WPCo’s revenue collection experience. The days sales outstanding numbers in the following table were generally calculated using a formula which we calculated as follows: on a billing cycle basis, the sum for all retail customers of the number of days between a bill being sent to a retail customer and such bill being paid multiplied by the amount of the bill paid by such retail customer, divided by the total amount paid by all retail customers for such billing cycle.

Year	Average Days Sales Outstanding*
2021	21.78
2022	20.93
2023	23.72
2024	24.43
2025	20.30

*

Calculations based on WPCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding. Days Sales Outstanding excludes customers on deferred financing agreements/payment plans.

Average Days Sales Outstanding (Combined)

The following table sets forth information relating to the combined average days sales outstanding for all of APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers for the past five years. Days sales outstanding is a measure of the average number of days that APCo and WPCo, taken together, take to collect its revenue. The days sales outstanding numbers in the following table were generally calculated using a formula which we calculated as follows: on a billing cycle basis, the sum for all retail customers of the number of days between a bill being sent to a retail customer and such bill being paid multiplied by the amount of the bill paid by such retail customer, divided by the total amount paid by all retail customers for such billing cycle.

Year	Average Days Sales Outstanding(1)
2021	24.87
2022	24.17
2023	26.68
2024	24.02
2025	21.34

(1)

Calculations based on both APCo’s and WPCo’s West Virginia Commission-jurisdictional area customers. Numbers not exact due to rounding. Days Sales Outstanding excludes customers on deferred financing agreements/payment plans.

WHEELING CONSUMER RATE RELIEF FUNDING LLC, THE ISSUING ENTITY

General

We are a limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by our sole member, WPCo, and the filing of a certificate of formation with the Secretary of the State of Delaware. The limited liability company agreement was amended and restated on October 27, 2026, and all references in this prospectus to our limited liability company agreement mean our amended and restated limited liability company agreement. Our limited liability company agreement restricts us from engaging in activities other than those described in this section. We do not have any employees, but we will pay our member for out-of-pocket expenses incurred by the member in connection with its services to us in accordance with our limited liability company agreement and administration agreement. We have summarized selected provisions of our limited liability company agreement below, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part. On the date of issuance of the CRR bonds, our capital will be equal to 0.50% of the principal amount of such CRR bonds issued or such other amount as may allow the CRR bonds to achieve the desired security rating and treat the CRR bond as debt under applicable guidance issued by the Internal Revenue Service, which we also refer to as the IRS.

As of the date of this prospectus, we have not carried on any business activities and have no operating history. Our fiscal year is the calendar year. Immediately following the issuance of the CRR bonds, our assets will include:

•	the CRR property and all related CRR charges;

•	our rights under the sale agreement and under the bill of sale delivered by WPCo pursuant to the sale agreement;

•

our rights under the servicing agreement, each intercreditor agreement, the administration agreement and any subservicing, agency, administration, intercreditor or collection agreements executed in connection with the servicing agreement, the intercreditor agreements or the administration agreement;

•	the joint collection account, the payment account and all subaccounts of the payment account;

•

all rights to compel the servicers to file for and obtain periodic adjustments to the CRR charges or allocations among the CRR Revenue Groups in accordance with the Securitization Law, the financing order, the CRRC Schedule and any CRRC Schedule adjustments filed in connection therewith;

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing;

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

•	all payments on or under and all proceeds in respect of any or all of the foregoing.

The indenture provides that the CRR property, as well as our other assets, other than any cash released to WPCo by the trustee semi-annually as a return on its equity investment in us, will be pledged by us to the trustee to secure our obligations in respect of the CRR bonds. Pursuant to the indenture, the collected CRR charges remitted to the trustee by the servicers must be used to pay principal and interest on the CRR bonds and our other obligations specified in the indenture.

Our Purpose

We were created for the specific purposes of:

•

purchasing, acquiring, owning, holding, administering, servicing and entering into agreements regarding the receipt and servicing of the CRR property and other CRR bond collateral and certain other related assets;

•

managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing with, the CRR property and the other CRR bond collateral and related assets to be so acquired in accordance with the terms of the basic documents;

•	negotiating, authorizing, executing, delivering and assuming our obligations under, and performing our duties under, the basic documents;

•	filing with the SEC one or more registration statements under the Securities Act and filing such other documents necessary under applicable securities laws;

•	authorizing, executing, delivering, issuing and registering the CRR bonds;

•	making payments on the CRR bonds;

•	pledging our interest in CRR property and other CRR bond collateral to the trustee under the indenture in order to secure the CRR bonds;

•	distributing amounts released to our member, subject to any requirements in the basic document; and

•	performing other activities that are incidental to, necessary, suitable or convenient to accomplish these purposes.

Our limited liability company agreement does not permit us to engage in any activities not directly related to these purposes, including issuing securities other than the CRR bonds, incurring indebtedness other than as contemplated by the basic documents (provided that we may incur ordinary-course obligations payable to service providers and trade creditors in connection with permitted activities) and borrowing money or making loans to other persons. The list of permitted activities set forth in our limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, including the affirmative vote of each independent manager.

Our Relationship with WPCo

On the date of issuance of the CRR bonds, WPCo will sell the CRR property to us pursuant to the sale agreement between us and WPCo. Pursuant to the servicing agreement among us, WPCo and APCo, WPCo will serve as the initial servicer of the CRR property with respect to WPCo customers, and APCo will serve as the initial subservicer of the CRR property with respect to APCo customers. We will pay WPCo fixed fees for performing these services. Pursuant to an administration agreement between us and WPCo, WPCo will provide administrative services to us, for which we will also pay WPCo a fixed fee for performing these services.

Our Managers

Pursuant to our limited liability company agreement, our affairs will be managed by managers, whom we refer to in this prospectus as our “managers.” WPCo will appoint our managers from time to time or, in the event WPCo transfers its interest in us, the new owner or owners will appoint our managers. Prior to the issuance of the CRR bonds, and thereafter at all times until the CRR bonds are paid in full we will have at least two independent managers, each of whom, among other things, is a natural person who is not and has not been for at least five years prior to the date of his or her appointment:

•

a member, partner, equity holder, manager, director, officer or employee of us, WPCo or any of our or WPCo’s equity holders or affiliates (other than as an independent director, independent manager or special member of us or an affiliate of ours that is required by a creditor to be a single purpose bankruptcy remote entity);

•

a creditor, supplier or service provider (including provider of professional services) to us, WPCo or any of their respective equity holders or affiliates, other than a nationally-recognized company that routinely provides professional independent managers or independent directors and other corporate services to us, WPCo or any of its affiliates in the ordinary course of its business,

•	a family member of any member, partner, equityholder, manager, director, officer, employee, creditor, supplier or service provider, or

•

a person who controls (whether directly, indirectly or otherwise) WPCo or its affiliates or any member, partner, equity holder, manager, officer, employee, director, creditor, supplier or service provider described above;

except that the indirect or beneficial ownership of stock of WPCo or its affiliates through a mutual fund or similar diversified investment vehicle with respect to which WPCo does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager.

The independent managers will also (a) have prior experience as an independent director, independent manager or independent member; (b) be employed by a nationally-recognized company that provides professional independent managers or independent directors and other corporate services in the ordinary course of business; and (c) be duly appointed as an independent manager. The managers (other than the independent managers) will be employees or officers of WPCo or AEP. The managers will devote the time necessary to conduct our affairs.

WPCo, as our sole member, appointed Sean Emerick and William Bleier as our independent managers.

None of our managers have been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K.

The following is a list of our managers as of the date of this prospectus:

Name	Age	Background
Matthew D. Fransen	50	President and manager of the issuing entity. Vice president and treasurer of WPCo, treasurer of AEP and senior vice president-treasury and finance of the Service Corporation since December 1, 2024. Joined the Service Corporation in January 2002 and was appointed as director-strategic initiatives in 2010, appointed managing director-strategic initiatives in 2013, became vice president-renewables in February 2016 and vice president-regulated infrastructure development in June 2021. Treasurer of certain other AEP System companies.
Franz D. Messner	58	Treasurer and manager of the issuing entity. Assistant treasurer of WPCo and managing director of corporate finance of American Electric Power Service Corporation, a subsidiary of AEP (Service Corporation) since May 2016, and was director of corporate planning and budgeting prior to that. Assistant treasurer of certain other AEP system companies.
Sean Emerick	60	Manager of the issuing entity. Lead project & program manager since October 2022 for CT Corporation Staffing, Inc., a subsidiary of CT Corporation System. Director, special services, CT Corporation, since 2014. From 2011 to 2014, regional service manager for CT Corporation and, prior to that, vice president and general manager of corporate services at National Registered Agents, Inc. from 2007 to 2011.
William Bleier	36	Manager of the issuing entity. Associate Director, Customer Service for CT Corporation since 2020. From 2017 to 2020 served as Service Manager, Large Corporations and prior to that served as Account Manager, Mid-Market from 2014 to 2017.

Manager Fees and Limitation on Liabilities

As of the date of this prospectus, we have not paid any compensation to any manager since the date we were formed. We will not compensate our managers, other than our independent managers, for their services performed on our behalf. The independent managers will be paid a manager’s fee from our assets.

Our limited liability company agreement provides that to the extent permitted by law, our managers will not be liable for our debts, obligations or liabilities.

Under our limited liability company agreement, we indemnify our managers to the fullest extent permitted by law against expenses incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner in which they reasonably believed to be in or not opposed to our best interests, except for such judgments, penalties, fines or other expenses that were directly caused by their fraud, gross negligence, willful misconduct, or in the case of an independent manager, bad faith.

We Are a Separate and Distinct Legal Entity from WPCo

Under our limited liability company agreement, we may not file a voluntary bankruptcy petition or any other petition for relief under the Bankruptcy Code without prior unanimous consent of our managers (including our independent managers). WPCo has agreed that it will not cause us to file a voluntary bankruptcy petition or any other petition for relief under the Bankruptcy Code. Our limited liability company agreement requires us, except for financing reporting purposes and for federal and state income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain our existence separate from WPCo, including:

•	taking all steps necessary to continue our identity as a separate legal entity;

•	making it apparent to third persons that we are an entity with assets and liabilities distinct from those of WPCo, other affiliates of WPCo, or any other person; and

•	making it apparent to third persons that, except for federal and certain other tax purposes, we are not a division of WPCo or any of its affiliates or any other person.

Our principal place of business is 201 Jacob Street, Wheeling, West Virginia, 26003, and our telephone number at such address is (614) 716-1523.

Administration Agreement

WPCo will, pursuant to an administration agreement between WPCo and us, provide administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file under applicable law, qualifications to do business, and minutes of our managers’ meetings. We will pay WPCo a fixed fee of $50,000 per annum, payable by us in semi-annual installments of $25,000, which shall be prorated based on the fraction of a calendar year during which WPCo provides any of the services set forth in the administration agreement, plus we will reimburse WPCo for all costs and expenses for services performed by unaffiliated third parties and actually incurred by WPCo in performing such services described above.

Intercreditor Agreements

While WPCo is not a party to such agreement, APCo is a party to the APCo Receivables Purchase Agreement, under which APCo sells a portion of its accounts receivable to AEP Credit, an APCo affiliate, which in turn sells percentage interests in such receivables to financial institutions pursuant to the AEP Receivables Purchase Agreement. APCo has been appointed under the terms of the APCo Receivables Agency Agreement as an agent for AEP Credit and the Receivables Agent for purposes of collecting and servicing the APCo receivables sold under this arrangement. Although the CRR charges are not subject to such receivable financial arrangement, a portion of the CRR charges and accounts receivable are collected from some of the same customers of APCo and are expected to be collected for the foreseeable future under a single bill sent to those customers. The Receivables Agent for such receivables financing arrangement will, prior to the issuance of the CRR bonds, execute a joinder to the intercreditor agreement with AEP Credit, APCo, the APCo issuing entity, U.S. Bank Trust Company, N.A., as trustee for the APCo issuing entity, us and the trustee. The intercreditor for such arrangement (as supplemented by such joinder) (the “receivables intercreditor agreement”) will, among other things, provide that (a) the CRR charges are excluded from the assets sold under the receivables financing arrangement; (b) in the event the accounts receivable investors have the right to replace APCo as collection agent upon the occurrence of certain events, such investors will not replace APCo without the consent of the trustee (acting at the written direction of the holders of a majority in principal amount of the CRR bonds); and (c) in the event that the trustee (acting at the written direction of the holders of a majority in principal amount of the CRR bonds), has the right to replace APCo as servicer under the servicing agreement, the trustee (acting at the written direction of the holders of a majority in principal amount of the CRR bonds) will not replace APCo without the consent of the Receivables Agent for the accounts receivable investors.

WPCo will be a party to a separate intercreditor agreement (the “CRR property intercreditor agreement”) that allocates the rights and responsibilities of WPCo, APCo, us, the APCo issuing entity, the trustee and the separate indenture trustee under the APCo Bond issuance in respect of the joint collection account and other shared collateral. This includes the terms of decision making between WPCo and APCo as servicers on behalf of us and the issuing entity under the APCo Bond issuance, transfers from the joint collection account to the payment account and such other issuing entity’s individual payment account and the appointment of a control agent for the joint collection account by the trustee and such other indenture trustee. Transfers from the joint collection account will be made by the control agent, to the trustee, the APCo indenture trustee or any other payee entitled to payment directly from the joint collection account under the indenture or the APCo indenture, at the joint written direction of the servicers (or, if the servicers fail to agree or give conflicting instructions, at the written direction of APCo as servicer), and the control agent will be entitled to rely on the servicers’ calculations and instructions without independent verification. If the funds on deposit in the joint collection account are insufficient to satisfy any payment required to be made directly from the joint collection account or the amounts owed in respect of the CRR bonds and the APCo Bonds, the CRR property intercreditor agreement provides that any resulting shortfall will be borne by us and the APCo issuing entity pro rata based on the principal amount of the CRR bonds and the APCo Bonds then outstanding, regardless of which issuing entity’s obligation gave rise to the payment. If, as a result of an error in the calculation or implementation of an WPCo transfer amount or APCo transfer amount, amounts are transferred from the joint collection account to a payment account in excess of the amount properly allocable to the applicable issuing entity, the servicers may instruct the applicable trustee to transfer the excess, solely to the extent of amounts then on deposit in the general subaccount of that payment account, back to the joint collection account for proper allocation and transfer in accordance with the CRR property intercreditor agreement and the applicable servicing agreement. The fees, expenses and indemnity amounts of the control agent will be allocated between us and the APCo issuing entity in accordance with the WPCo Proportion and the APCo Proportion, except that any such amount solely attributable to one issuing entity or its bonds, servicer or trustee will be allocated solely to that issuing entity, in each case subject to the priorities and limitations of the applicable indenture. Please read “Description of the CRR Bonds—The Payment Account for the CRR Bonds” in this prospectus.

If WPCo becomes a party to a future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, or if WPCo hereafter causes consumer rate relief property or other similar property to be created under a separate financing order and acts as servicer for such consumer rate relief property, or similar property, consisting of nonbypassable charges payable by WPCo’s customers comparable to those sold by the seller pursuant to the sale agreement, in connection with a separate issuance of bonds, WPCo and the other parties to such arrangement shall enter into a joinder or amendment to the intercreditor agreement or into a separate intercreditor agreement in connection therewith, and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude the CRR charges from any receivables or other assets pledged or sold under such arrangement and the rating agency condition shall be satisfied. Please read “Risk Factors—Servicing Risks—If we have to replace WPCo or APCo as a servicer, we may experience difficulties finding and using a replacement servicer” in this prospectus.

THE CRR CHARGES

WPCo will be the initial servicer and will bill and collect the CRR charges from its customers, and APCo will be the initial subservicer and will bill and collect the CRR charges from its customers. Beginning on the first day of the first billing cycle for each of WPCo and APCo that begins after the date we issue the CRR bonds (which issuance date shall not occur prior to the sixth business day after pricing of the CRR bonds), the initial CRR charges will be imposed on WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers in each CRR Revenue Group at the applicable rate for the class determined pursuant to the financing order. These CRR charges may be adjusted annually, or more frequently under certain circumstances, by the servicers in accordance with their filings with the West Virginia Commission. Please read “The Financing Order” in this prospectus.

DESCRIPTION OF THE CRR BONDS

General

We have summarized selected provisions of the indenture and the CRR bonds below. This summary is subject to the terms and provisions of the indenture and the series supplement for the CRR bonds, forms of which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. You should carefully read the summary below and the terms and provisions of the indenture that may be important to you before investing in the CRR bonds. Please read “Where You Can Find More Information” in this prospectus.

The CRR bonds are not a debt or a pledge of the faith and credit or taxing power of the State of West Virginia or of any county, municipality or any political subdivision. Bondholders have no right to have taxes levied by the State of West Virginia or the taxing authority of any county, municipality or any other political subdivisions for the payment of the principal of or interest on the CRR bonds. The issuance of the CRR bonds under the Securitization Law will not directly, indirectly or contingently obligate the State of West Virginia, or a county, municipality or any other political subdivision of the State of West Virginia to levy or to pledge any form of taxation for the CRR bonds or to make any appropriation for their payment.

We will issue the CRR bonds and secure their payment under an indenture that we will enter into with the trustee. We will issue the CRR bonds in a minimum denomination of $2,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond of each tranche in a smaller denomination. The initial principal amount, scheduled final payment date, final maturity date and interest rate for the CRR bonds are stated in the table below. In no event shall the scheduled final payment date for the CRR bonds exceed approximately 33 years from the date of issuance of the CRR bonds. The final maturity date of each tranche is longer than the scheduled final payment date of each tranche of CRR bonds.

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered(1)	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A-1		$317,800,000			%
A-2		$222,500,000			%
A-3		$533,000,000			%

(1)	Preliminary subject to change.

The scheduled final payment date for each tranche of the CRR bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if we make payments according to the expected sinking fund schedule for that tranche. The final maturity date for each tranche of the CRR bonds is the date when we are required to pay the entire remaining unpaid principal balance, if any, of all outstanding CRR bonds of that tranche. The failure to pay principal of any tranche of the CRR bonds by the final maturity date for that tranche is an event of default for the CRR bonds, but the failure to pay principal of any tranche of the CRR bonds by the respective scheduled final payment date will not be an event of default. Please read “Description of the CRR Bonds—Payments of Interest and Principal on the CRR Bonds” and “What Constitutes an Event of Default on the CRR Bonds” in this prospectus.

Payments of Interest and Principal on the CRR Bonds

Interest on each tranche of the CRR bonds will accrue on the principal balance of that tranche of CRR bonds at the interest rate indicated on the cover of this prospectus and in the table above on this page 81. Beginning  , 20 , we will make payments on the CRR bonds semi-annually on  and  of each year, or, if that day is not a business day, the following business day (each, a “payment date”). Interest payments on the CRR bonds will be made from collections of the CRR charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount.

On each payment date, we will pay interest on each tranche of the CRR bonds equal to the following amounts:

•	any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any; and

•

accrued interest on the principal balance of each tranche of the CRR bonds from the close of business on the preceding payment date (or with respect to the initial payment date, the date of the original issuance of the CRR bonds) after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the CRR bonds before we pay principal on the CRR bonds.

The failure to pay accrued interest on the CRR bonds on any payment date (even if the failure is caused by a shortfall in CRR charges received) will result in an event of default of CRR bonds unless such failure is cured within five business days. If interest is not paid within that five-day period, we will pay such defaulted interest (plus interest on such defaulted interest at the applicable interest rate to the extent lawful) to the persons who are CRR bondholders on a special record date (as defined in the indenture). The special record date will be at least fifteen business days prior to the date on which the trustee is to make a special payment (a special payment date). We will fix any special record date and special payment date and, at least ten days before such special record date, we will send (or make available electronically) to each affected CRR bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on such defaulted interest) to be paid. An event of default under any tranche of the CRR bonds will automatically trigger an event of default under the CRR bonds. See “What Constitutes an Event of Default on the CRR Bonds” below.

On any payment date with respect to any tranche of the CRR bonds, we generally will pay principal of a particular tranche of the CRR bonds only until the outstanding principal balance has been reduced to the principal balance specified for that payment date in the expected amortization schedule, but only to the extent funds are available. Accordingly, principal of the CRR bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule except in the case of an acceleration. Please read “Risk Factors—Other Risks Associated with an Investment in the CRR Bonds” and “Weighted Average Life and Yield Considerations for the CRR Bonds” in this prospectus.

The trustee will retain in the excess funds subaccount for payment on later payment dates any collections of CRR charges in excess of amounts payable as:

•	fees, expenses and indemnities of the servicers (including the servicing fee), the independent manager and the trustee;

•	payments of interest and principal in accordance with the expected sinking fund schedule on the CRR bonds;

•	allocations to the capital subaccount; and

•	investment earnings on amounts in the capital subaccount released to us.

If the trustee receives insufficient collections of CRR charges for the CRR bonds for any payment date, and amounts in the payment account (and the applicable subaccounts of the payment account) are not sufficient to make up the shortfall, principal of any tranche of the CRR bonds may be paid later than expected, as described in this prospectus. The failure to make a scheduled payment of principal on a tranche of the CRR bonds because there are not sufficient funds in the payment account does not constitute a default or an event of default under the indenture, except for the failure to make the payment of principal due upon the final maturity of that tranche of CRR bonds.

The trustee will pay on each payment date to the CRR bondholders to the extent of available funds in the payment account, all payments of principal and interest then due on such CRR bonds (other than special payments as defined in the indenture). The trustee will make each such payment to the CRR bondholders, other than the final payment, on the applicable payment date. If the CRR bonds are ever issued in definitive certificated form, however, the final payment with respect to the CRR bonds will be made only upon presentation and surrender of such CRR bond at the office or agency of the trustee specified in the notice given by the trustee with respect to such final payment. The trustee will provide notice of the final payment to the CRR bondholders no later than five days prior to the final payment date, specifying that such final payment will be payable only upon presentation and surrender of such CRR bond and the place where such CRR bond may be presented and surrendered for payment.

The CRR bonds will originally be issued in book-entry form, and we do not expect that the CRR bonds will be issued in definitive certificated form. At the time, if any, we issue the CRR bonds in the form of definitive CRR bonds and not to The Depository Trust Company (“DTC”) or its nominee, the trustee will make payments as described below under “Definitive Certificated CRR Bonds.”

On each payment date, the amount to be paid as principal on a tranche of CRR bonds will equal without duplication:

•	the unpaid principal amount due on any CRR bonds whose final maturity date is on that payment date, plus;

•	the unpaid principal amount of CRR bonds due upon acceleration following an event of default, plus;

•	the unpaid and previously scheduled payments of principal of any tranche of CRR bonds, plus;

•	the principal scheduled to be paid on the CRR bonds on that payment date;

but only to the extent funds are available in the payment account (including all applicable subaccounts) after payment of certain of our fees and expenses and after payment of interest as described in the section above.

However, we will not pay principal of a tranche of the CRR bonds on any payment date if making the payment would reduce the principal balance of such tranche to an amount lower than the amount specified in the expected amortization schedule for such tranche on that payment date. Any excess funds remaining in the payment account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the payment account will be retained in the excess funds subaccount until applied on a subsequent payment date.

The entire unpaid principal amount of each tranche of the CRR bonds will be due and payable:

•	on the final maturity date of that tranche; and

•

if an event of default under the indenture occurs and is continuing and the trustee or the holders of a majority in principal amount of the CRR bonds have declared the CRR bonds to be immediately due and payable.

If there is a shortfall in the amounts available to make principal payments on a tranche of the CRR bonds that are due and payable at that tranche’s final maturity date or upon an acceleration following an event of default under the indenture, the trustee will distribute principal from the payment account pro rata to each tranche of the CRR bonds based on the principal amount of each tranche then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the CRR bonds that are scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the payment account sequentially in the numerical order of such tranches.

However, the nature of our business will result in payment of principal upon an acceleration of the CRR bonds being made only as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the CRR Property” and “—You may experience material payment delays or incur a loss on your investment in the CRR bonds because the source of funds for payment is limited” in this prospectus.

If any special payment date or other date specified herein for distribution of any payments to CRR bondholders is not a business day, payments scheduled to be made on such special payment date or other date may be made on the next succeeding business day, and no interest will accrue upon such payment during the intervening period. “Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Charleston, West Virginia, New York, New York or Columbus, Ohio, are, or DTC or the corporate trust office of the trustee is, required or authorized by law or executive order to be closed.

Neither we nor WPCo makes any representation or warranty that any amounts actually collected arising from CRR charges will in fact be sufficient to meet payment obligations on the CRR bonds or that assumptions made in calculating CRR charges will in fact be realized.

The expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the CRR bonds from the issuance date to the scheduled final payment date for that tranche. Similarly, the expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the CRR bonds from the issuance date to the scheduled final payment date for that tranche. In establishing these schedules, we have made the assumptions specified in the bullet points under the weighted average life sensitivity table below under “Weighted Average Life and Yield Considerations for the CRR Bonds,” among other assumptions.

Expected Amortization Schedule(1)

Semi-Annual Payment Date	Tranche A-1 Principal Balance	Tranche A-2 Principal Balance	Tranche A-3 Principal Balance
Closing Date

(1)	Preliminary subject to change.

On each payment date, the trustee will make principal payments to the extent the principal balance of each tranche of the CRR bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the payment account after payment of certain of our fees and expenses and after payment of interest. If sufficient funds are available on each payment date, principal payments for each tranche of the CRR bonds will be in the amounts indicated for each payment date in the expected sinking fund schedule below plus any previously scheduled but unpaid principal.

Expected Sinking Fund Schedule(1)

Semi-Annual Payment Date	Tranche A-1 Principal	Tranche A-2 Principal	Tranche A-3 Principal
Total Payments

(1)	Preliminary subject to change.

We cannot assure you that principal payments will be made or that the principal balance of the CRR bonds will be reduced by the amounts indicated in the schedules above. Principal payments and the actual reduction in the principal balance of a tranche of the CRR bonds may occur more slowly. Principal payments and the actual reduction in the principal balance of a tranche of the CRR bonds will not occur more quickly than indicated in the above schedules, except that the total outstanding principal balance of and interest accrued on the CRR bonds may be accelerated upon an event of default under the indenture. The CRR bonds will not be in default if principal is not paid as specified in the schedules above unless the principal of any tranche of the CRR bonds is not paid in full on or before the final maturity date of that tranche.

Redemption of the CRR Bonds

There are no redemption rights associated with the CRR bonds.

CRR Bonds Will Be Issued in Book-Entry Form

The CRR bonds will be available to investors only in the form of book-entry CRR bonds. You may hold your bonds through DTC in the United States, Clearstream, or Euroclear in Europe. You may hold the CRR bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear. Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the CRR bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC. DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute a part of the registration statement of which this prospectus forms a part.

The Function of Clearstream. Clearstream is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the CRR bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear. The Euroclear System was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. Euroclear includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. Euroclear is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the CRR bonds. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear. Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants. Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving CRR bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC Will Be the Holder of the CRR Bonds. CRR bondholders that are not Direct Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, CRR bonds may do so only through Direct Participants and Indirect Participants. In addition, CRR bondholders will receive all distributions of principal of and interest on the CRR bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, CRR bondholders may experience some delay in their receipt of payments because payments will be remitted by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its Direct Participants, who thereafter will forward them to Indirect Participants or CRR bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize CRR bondholders as bondholders, as that term is used in the indenture, and CRR bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of CRR bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the CRR bonds and is required to receive and transmit distributions of principal and interest on the CRR bonds. Direct Participants and Indirect Participants with whom CRR bondholders have accounts with respect to the CRR bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective CRR bondholders. Accordingly, although CRR bondholders will not possess CRR bonds, CRR bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a CRR bondholder to pledge CRR bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those CRR bonds.

DTC has advised us that it will take any action permitted to be taken by a CRR bondholder under the indenture only at the direction of one or more participants to whose account with DTC the CRR bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the servicers, WPCo, the trustee, us or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How CRR Bond Payments Will Be Credited by Clearstream and Euroclear. Distributions with respect to CRR bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Those distributions will be subject to tax reporting in accordance with relevant U.S. tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a CRR bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the CRR bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Certificated CRR Bonds

The Circumstances That Will Result in the Issuance of Definitive Certificated CRR Bonds. The CRR bonds will be issued in fully registered, certificated form to beneficial owners of CRR bonds or other intermediaries, rather than to DTC or its nominee, only under the circumstances provided in the indenture, which includes any event where:

•

we advise the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities under any letter of representation executed by us in favor of DTC, and we are unable to locate a qualified successor,

•	we, at our option, advise the trustee in writing that we elect to terminate the book-entry system through DTC, or

•

after the occurrence of an event of default under the indenture, CRR bondholders representing at least a majority of the outstanding principal balance of the CRR bonds maintained in book-entry form advise us, the trustee and DTC through the financial intermediaries and the DTC participants in writing that the continuation of a book-entry system through DTC, or a successor to DTC, is no longer in the CRR bondholders’ best interest.

The Delivery of Definitive Certificated CRR Bonds. Upon the occurrence of any event described in the immediately preceding paragraph (unless otherwise specified), we will be required to notify DTC, the trustee, and all affected beneficial owners of CRR bonds in writing of the occurrence of the event and of the availability through DTC of definitive certificated CRR bonds to such owners of CRR bonds. Upon surrender by DTC to the trustee of the global bond or bonds in the possession of DTC that had represented the applicable CRR bonds and receipt of instructions for re-registration, the trustee will authenticate and deliver definitive certificated CRR bonds to the beneficial owners, and the trustee will recognize the holders of the definitive certificate CRR bonds as bondholders under the indenture.

The Payment Mechanism for Definitive Certificated CRR Bonds. Payments of principal of, and interest on, definitive certificated CRR bonds will be made by the trustee, as paying agent, in accordance with the procedures set forth in the indenture. These payments will be made directly to holders of definitive certificated CRR bonds in whose names the definitive certificated CRR bonds were registered at the close of business on the related record date. The trustee will make the final payment of the CRR bonds, however, only upon presentation and surrender of the CRR bonds at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will provide notice of the final payment to the CRR bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.

The Transfer or Exchange of Definitive Certificated CRR Bonds. Definitive certificated CRR bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which will initially be U.S. Bank Trust Company, National Association. No service charge will be imposed for any registration of transfer or exchange, but we and the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

Registration and Transfer of the CRR Bonds

We will only issue the CRR bonds in definitive form under limited circumstances as described above, which will be transferable and exchangeable as described above under “Definitive Certificated CRR Bonds.” There will be no service charge for any registration or transfer of the CRR bonds, but the trustee may require the owner to pay a sum sufficient to cover any tax or other governmental charge.

We will issue the CRR bonds in the minimum initial denominations and integral multiples set forth in this prospectus.

The trustee will make payments of interest and principal on each payment date to the CRR bondholders in whose names the CRR bonds were registered on the applicable record date.

The Security for the CRR Bonds

To secure the payment of principal, premium, if any, and interest on, and any other amounts owed in respect of, the CRR bonds pursuant to the indenture, we will grant to the trustee for the benefit of the CRR bondholders a security interest in all of our right, title and interest, whether now owned or later acquired, in and to the following collateral, which collectively constitutes the CRR bond collateral under the indenture:

•	the CRR property;

•	the CRR charges related to the CRR property;

•	our rights under the sale agreement and the bill of sale delivered by WPCo pursuant to the sale agreement;

•

our rights under the servicing agreement, the administration agreement, each intercreditor agreement and any subservicing, agency, administration, other intercreditor or collection agreements executed in connection with the servicing agreement, the intercreditor agreements or the administration agreement;

•

our rights in the joint collection account and the payment account and all subaccounts of each of the foregoing accounts, including the payment account’s general subaccount, capital subaccount and the excess funds subaccount, and all cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•	all rights to compel the servicers to file for and obtain periodic adjustments to the CRR charges in accordance with the Securitization Law and the financing order;

•

all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute CRR property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

•	all payments on or under, and all proceeds in respect of, any or all of the foregoing.

The security interest does not extend to:

•	return on invested capital on deposit with us that are required to be returned to WPCo pursuant to the indenture;

•	cash that has been released pursuant to the terms of the indenture;

•	amounts deposited with us for payment of costs of issuance with respect to the CRR bonds (together with any interest earnings thereon); and

•	proceeds from the sale of the CRR bonds that are required to pay (a) the purchase price for the CRR property and paid pursuant to the sale agreement or (b) upfront financing costs.

The Securitization Law provides that a valid and binding security interest in CRR property will attach and be perfected by the means set forth in § 24-2-4h(o) of the Securitization Law. Specifically, § 24-2-4h(o)(3) of the Securitization Law provides that a security interest under a final financing order in CRR property shall be created, valid and binding when all of the following have occurred: (a) a security agreement granting such security interest is executed and delivered; and (b) value is received for such CRR bonds. Furthermore, § 24-2-4h(o)(4) of the Securitization Law also provides that a security interest in CRR property shall attach without any physical delivery of collateral or other act and, upon the filing of a financing statement with the Office of the Secretary of State of West Virginia, the lien of the security interest shall be valid, binding, and perfected against all parties having claims of any kind in tort, contract, or otherwise against the person granting the security interest, regardless of whether the parties have notice of the lien.

Upon perfection of a security interest by the filing of a financing statement under § 24-2-4h(o)(4) of the Securitization Law, the Secretary of State of West Virginia shall maintain such financing statement in the same manner that the Secretary of State of West Virginia maintains financing statements filed by transmitting utilities under the West Virginia Uniform Commercial Code.

The Payment Account for the CRR Bonds

Under the CRR property intercreditor agreement and the indenture, the securities intermediary will hold two accounts for the CRR bonds, the joint collection account and a payment account. The joint collection account is a single account held jointly by us and the APCo issuing entity, into which the servicers will remit estimated CRR charge collections and all other amounts received in respect of the CRR bond collateral (and into which WPCo and APCo as servicers under the separate APCo issuance will remit similar amounts under the APCo indenture for such issuance). U.S. Bank Trust Company, N.A. will hold the joint collection account for the benefit of U.S. Bank Trust Company, National Association as “control agent”, on behalf of the trustee and such other APCo indenture trustee. On or before each payment date and, to the extent funds are available, at such other times as ongoing financing costs become due and payable, the servicers will transfer, or will cause the control agent to transfer, in accordance with the CRR property intercreditor agreement, our allocable share of the funds then on deposit in the joint collection account—referred to as the WPCo transfer amount—to the general subaccount of a segregated trust account in the name of the trustee with the securities intermediary or at another eligible institution, for the CRR bonds (such segregated trust account referred to herein as the “payment account”). Unless otherwise agreed between the servicers and the trustee, these transfers will be made on each business day, and the final transfer prior to each payment date will be made on the business day immediately preceding that payment date. The servicers may not transfer any WPCo transfer amount to the payment account unless a corresponding APCo transfer amount is transferred at the same time, and using the same calculation methodology, to the payment account for the APCo Bonds.

The WPCo transfer amount consists of the funds on deposit in the joint collection account relating to our interest in that account. As of any date of determination, our interest in the joint collection account is a percentage equal to (a) the interest and scheduled principal on the CRR bonds payable on the upcoming payment date and our ongoing financing costs payable on or prior to that payment date, divided by (b) the interest and scheduled principal on all of the CRR bonds and the APCo Bonds payable on that payment date and all ongoing financing costs payable on or prior to that payment date. If, immediately prior to the final transfer from the joint collection account before a payment date, the funds on deposit in the joint collection account (together with the amounts then on deposit in the payment account) are insufficient to pay the interest and scheduled principal on the CRR bonds and our ongoing financing costs payable on that payment date, the WPCo transfer amount for that final transfer will instead equal the total funds then on deposit in the joint collection account multiplied by the percentage that the outstanding principal amount of the CRR bonds represents of the aggregate outstanding principal amount of the CRR bonds and the APCo Bonds. If the funds on deposit in the joint collection account are insufficient to satisfy any payment required to be made directly from the joint collection account or the amounts owed in respect of both the CRR bonds and the APCo Bonds, the CRR property intercreditor agreement provides that any resulting shortfall will be borne by us and the APCo issuing entity pro rata based on the principal amount of the CRR bonds and the APCo Bonds then outstanding. For a description of the manner in which transfers from the joint collection account are directed, please read “Wheeling Consumer Rate Relief Funding LLC, The Issuing Entity—Intercreditor Agreements” in this prospectus.

The payment account will be under the sole dominion and exclusive control of the trustee. The payment account for the CRR bonds will be divided into the following subaccounts, which need not be separate bank accounts:

•	the general subaccount;

•	the capital subaccount; and

•	the excess funds subaccount.

For administrative purposes, the subaccounts may be established by the securities intermediary as separate accounts that will be recognized individually as subaccounts and collectively as the payment account. Unless otherwise provided in the indenture, amounts in the payment account for the CRR bonds not allocated to any other subaccount by the servicers will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the payment account for the CRR bonds include all of the subaccounts contained therein. All monies deposited from time to time in the payment account, all deposits therein pursuant to the indenture, and all investments made in eligible investments with these monies will be held by the trustee in the payment account as part of the collateral. The following institutions are “eligible institutions” for the establishment of the payment account:

•

the corporate trust department of the trustee or an affiliate thereof, so long as the trustee or such affiliate have (a) either a short-term deposit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2”; and (b) a short-term deposit or issuer rating from S&P of at least “A-1” or a long-term unsecured debt or issuer rating from S&P of at least “A”; or

•

a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank) (a) that has either (i) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (ii) a short-term deposit, short-term (bank deposit) or issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s; and (b) whose deposits are insured by the Federal Deposit Insurance Corporation;

provided, however, that if an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then the issuing entity shall replace such eligible institution within 60 days of such eligible institution no longer meeting the definition of eligible institution.

Appropriate Investments for Funds in the payment account. So long as no default or event of default has occurred and is continuing, all or a portion of the funds in the payment account for the CRR bonds must be invested by the trustee (in accordance with the written direction of the servicers) in any of the follow each of which is referred to as an eligible investment:

1.	direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

2.

demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of, or bankers’ acceptances issued by, any depository institution (including, the trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof, and subject to supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term debt obligations of such depository institution are, at the time of deposit or contractual commitment, rated at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the CRR bonds;

3.

commercial paper (including commercial paper of the trustee or any of its affiliates, acting in its commercial capacity, and other commercial paper issued by WPCo, APCo or any of their respective affiliates), which, at the time of purchase is rated at least “A-1” or “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the CRR bonds;

4.

investments in money market funds having a rating in the highest investment category granted thereby (including funds for which the trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

5.

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or its agencies or instrumentalities, entered into with eligible institutions (as described above);

6.

repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker/dealer acting as principal and that meets certain ratings criteria:

(a) a broker/dealer (acting as principal) registered as a broker or dealer under Section 15 of the Exchange Act, the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of entering into such repurchase obligations; or (b) an unrated broker/dealer, acting as principal, that is a wholly-owned subsidiary of a non-bank or bank holding company the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of purchase so long as the obligations of such unrated broker/dealer are unconditionally guaranteed by such non-bank or bank holding company; or

7.	any other investment permitted by each of the rating agencies.

Notwithstanding the foregoing: (a) no securities or investments that mature in 30 days or more will be eligible investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (b) no securities or investments described in clauses “2.” through “4.” above which have maturities of more than 30 days but less than or equal to three months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (c) no securities or investments described in clauses “2.” through “4.” above which have maturities of more than three months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (d) no securities or investments described in clauses “2.” through “4.” above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (e) no securities or investments described in clauses “2.” through “4.” above which have a maturity of 365 days or less will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

Remittances to the Joint Collection Account. On each remittance date, the servicers will remit all CRR charges estimated to have been collected, any indemnity amounts and any other proceeds of the CRR bond collateral securing the CRR bonds to the securities intermediary for deposit in the joint collection account. Indemnity amount means any amount paid by the servicers or WPCo to the trustee, for the trustee or on behalf of the CRR bondholders, in respect of indemnification obligations pursuant to the servicing agreement or the sale agreement. Please read “The Servicing Agreement” and “The Sale Agreement” in this prospectus. To the extent that the combined amounts remitted by an WPCo customer are insufficient to satisfy amounts owed in respect of consumer rate relief charges relating to the CRR bonds or any other bonds being serviced by the servicers or for electricity service (other than late fees), the remitted amounts will be allocated pro rata among such consumer rate relief charges and electricity charges. Please read “The Servicing Agreement—Remittances to Joint Collection Account” in this prospectus.

General Subaccount. Each WPCo transfer amount transferred from the joint collection account will be deposited into the general subaccount upon receipt. In addition, at the written request of the servicers, the trustee will pay from the payment account to the servicers, or transfer from the general subaccount to the joint collection account, any amounts required to be so paid or transferred under the servicing agreement in connection with the monthly reconciliation of estimated and actual CRR charge collections or under the CRR property intercreditor agreement to return to the joint collection account amounts transferred to the payment account in excess of the amount properly allocable to us as a result of an error in the calculation or implementation of an APCo transfer amount or WPCo transfer amount. Please read “The Servicing Agreement—Remittances to Joint Collection Account” and “Wheeling Consumer Rate Relief Funding LLC, The Issuing Entity—Intercreditor Agreements” in this prospectus. On each payment date, the trustee will allocate amounts in the general subaccount among the other subaccounts as described under “How Funds in the Payment Account Will Be Allocated.” Amounts in the general subaccount will be invested in the eligible investments described above in accordance with the written direction of the servicers.

Capital Subaccount. Prior to or concurrent with the issuance of the CRR bonds, WPCo will make a capital contribution to us in an amount equal to 0.50% of the initial principal amount of the CRR bonds, and such payment shall not come from the proceeds of the sale of the CRR bonds. We will pay this amount to the trustee for deposit into the capital subaccount which will be invested in eligible investments by the trustee in accordance with the written direction of the servicers. The trustee will draw on amounts in the capital subaccount to the extent that, in allocating funds in accordance with clauses 1 through 9 in “How Funds in the Payment Account Will Be Allocated,” below, amounts on deposit in the general subaccount and, the excess funds subaccount are insufficient to make scheduled payments on the CRR bonds and payments of fees and expenses specified in clauses 1 through 9. The trustee will allocate collected CRR charges available on any payment date that are not necessary to pay amounts described in clauses 1 through 9 in “How Funds in the Payment Account Will Be Allocated,” below, to the capital subaccount in an amount sufficient to replenish any amounts drawn from the capital subaccount (other than distributed investment earnings on the capital subaccount) and any shortfall of investment earnings on the capital subaccount. On each payment date, any excess investment earnings on the capital subaccount above the allowed rate of return shall be allocated to the excess funds subaccount.

Excess Funds Subaccount. The trustee will allocate collected CRR charges available on any payment date that are not necessary to pay clauses 1 through 11 in “How Funds in the Payment Account Will Be Allocated,” below, to the excess funds subaccount. The trustee will invest amounts in the excess funds subaccount in eligible investments in accordance with the written direction of the servicers. On each payment date, the trustee will draw on the excess funds subaccount in allocating funds in accordance with clauses 1 through 11 in “How Funds in the Payment Account Will Be Allocated,” below, to the extent that amounts on deposit in the general subaccount are insufficient to make scheduled payments on the CRR bonds and payments of fees and expenses specified in clauses 1 through 11.

How Funds in the Payment Account Will Be Allocated

Amounts remitted by the servicers to the trustee with respect to the CRR bonds, including any amounts received by us relating to the indemnification obligations payable by the seller pursuant to the sale agreement or the servicers pursuant to the servicing agreement and all investment earnings on amounts in the general subaccount of the payment account will be deposited into the general subaccount. Investment earnings on amounts in the capital subaccount (other than excess investment earnings that are allocated to the excess funds subaccount) and the excess funds subaccount will be deposited into the capital subaccount and the excess funds subaccount, respectively.

On each payment date for the CRR bonds, the trustee shall apply all amounts on deposit in the payment account, including all investment earnings thereon, to pay the following amounts for the CRR bonds in the following priority:

1.

payment of (a) all amounts owed by us to the trustee (including legal fees and expenses and outstanding indemnity amounts) and (b) all amounts owed by us to the control agent (including legal fees and outstanding indemnity amounts); provided that the amounts in clauses (a) and (b) shall collectively not exceed $200,000 in any 12-month period; provided, however, that such cap shall be disregarded and inapplicable upon the acceleration of the CRR bonds following the occurrence of an event of default;

2.	payment of the servicing fees relating to the CRR bonds with respect to such payment date, plus any unpaid servicing fees relating to the CRR bonds from prior payment dates;

3.

payment of the due and unpaid administration fee, which will be a fixed amount specified in the administration agreement between us and WPCo, and the due and unpaid fees of our independent managers, which will be in an amount specified in an agreement between us and our independent managers;

4.

payment of all of our other ordinary and periodic operating expenses relating to the CRR bonds for such payment date, such as accounting and audit fees, rating agency fees, legal fees and certain costs of the servicers under the servicing agreement;

5.	payment of the interest then due on the CRR bonds, including any past-due interest;

6.	payment of the principal due to be paid on the CRR bonds on any final maturity date of a tranche or acceleration upon an event of default;

7.	payment of the principal then scheduled to be paid on a tranche of the CRR bonds pursuant to the expected sinking fund schedule, including any previously unpaid scheduled principal;

8.

payment of any unpaid fees, expenses and indemnity amounts owed to the trustee; and, to the extent allocable to the CRR bonds under the CRR property intercreditor agreement, the control agent, including any amounts owing to the trustee and the control agent but unpaid due to the $200,000 cap in clause 1 above, to the trustee and control agent pro rata;

9.	payment of any of our unpaid operating expenses and any remaining amounts owed pursuant to the basic documents, pro rata to the parties to which such unpaid operating expenses are owed;

10.	replenishment of the amount, if any, by which the required capital balance of the capital subaccount exceeds the amount in the capital subaccount as of such payment date;

11.	the return on invested capital to WPCo then due and payable;

12.	allocation of the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates; and

13.

after the CRR bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, released to us free and clear of the lien of the indenture and series supplement, and credited (other than an amount equal to 0.50% of the initial principal amount of the CRR bonds) to customers through normal ratemaking processes consistent with the financing order.

The amount of the annual servicing fees referred to in clause 2 above shall be 0.10% of the aggregate initial principal amount of the CRR bonds. In the event of the appointment of a successor servicer that is not an affiliate of WPCo or APCo, the servicing fee shall not, unless the West Virginia Commission consents, exceed 0.25% of the initial aggregate principal amount of the CRR bonds. The amount of the annual administration fee referred to in clause 3 above shall be fixed at $50,000.

Interest means, for any payment date for any tranche of the CRR bonds, the sum, without duplication, of:

•

an amount equal to the interest accrued on that tranche of CRR bonds at the applicable interest rate from the prior payment date or, with respect to the first payment date, the amount of interest accrued since the issuance date;

•	any unpaid interest plus, to the fullest extent permitted by law, any interest accrued on this unpaid interest; and

•	if the CRR bonds have been declared due and payable, all accrued and unpaid interest thereon.

Principal means, with respect to any payment date, the sum, without duplication, of:

•	the amount of principal due as a result of the occurrence and continuance of an event of default and acceleration of the CRR bonds;

•	the amount of principal of a tranche due on the applicable final maturity date of that tranche;

•	any unpaid and previously scheduled payments of principal of any tranche and overdue payments of principal of such tranche(s); and

•	the amount of principal of any tranche scheduled to be paid on such payment date in accordance with the expected sinking fund schedule.

If on any payment date, or for any amounts payable under clauses 1 through 4 above, on any business day, funds in the general subaccount are insufficient to make the allocations or payments contemplated by clauses 1 through 9 of the first paragraph of this subsection with respect to the CRR bonds, the trustee will draw from amounts on deposit in the following subaccounts in the following order up to the amount of the shortfall:

1.	from the excess funds subaccount for allocations and payments contemplated in clauses 1 through 9, and

2.	from the capital subaccount for allocations and payments contemplated by clauses 1 through 9.

Any transfer from the payment account to the joint collection account to return amounts transferred in error, as described under “—The Payment Account for the CRR Bonds” above, will be made solely from amounts then on deposit in the general subaccount.

How Funds in the Subaccounts Will Be Used Upon Repayment of the CRR Bonds

Upon the payment in full of all CRR bonds authorized in the financing order and the discharge of all obligations, including all financing costs and any fees, expenses and indemnity amounts due to any party, all remaining amounts in the payment account (including investment earnings) shall be released by the trustee to us for distribution to WPCo. With regard to the remaining amounts in the payment account (excluding amounts in the capital subaccount and any unpaid return on invested capital due to WPCo), WPCo shall notify the West Virginia Commission of the amount of such funds available for crediting to the benefit of customers. With regard to the amounts in the capital subaccount of the payment account, all such funds shall be released to us for distribution to, and retention by, WPCo. Until such funds are returned by us to WPCo, WPCo may earn a rate of return on its capital investment in us equal to the authorized pre-tax weighted average cost of capital established in WPCo’s then most recent base rate case. Such rate of return shall be paid by us by means of periodic distributions that are funded first by the income earned through investment by the trustee in eligible investments, and second by any deficiency being collected through the true-up adjustments.

Reports to CRR Bondholders

On or before each payment date, the trustee shall make available electronically on its reporting website to each of the CRR bondholders a statement provided and prepared by the servicers. This statement will include, to the extent applicable, the following information, as well as any other information so specified in the series supplement, as to the CRR bonds with respect to that payment date or the period since the previous payment date, as applicable:

•	the amount of the payment to CRR bondholders allocable to principal;

•	the amount of the payment to CRR bondholders allocable to interest;

•	the aggregate outstanding principal amount of the CRR bonds, before and after giving effect to any payments allocated to principal reported above;

•	the difference, if any between the aggregate outstanding amount specified immediately above and the outstanding amount specified in the amortization schedule;

•	any other transfers and payments to be made on such payment date, including amounts paid to the trustee and to the servicers; and

•	the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Please read “The Servicing Agreement—The Servicers Will Provide Assessments Concerning Compliance with the Servicing Agreement” in this prospectus.

Website Disclosures

We will, to the extent permitted by and consistent with our legal obligations under applicable law, cause to be posted on a website associated with WPCo, currently located at www.aep.com, periodic reports containing to the extent such information is reasonably available to us:

•	the final prospectus for the CRR bonds;

•	statements of any remittances of CRR charges made to the trustee;

•	a statement reporting the balance of the outstanding CRR bonds and the balances in the payment account and in each subaccount as of all payment dates and as of the end of the year;

•	the semi-annual servicer’s certificate as required to be submitted pursuant to the servicing agreement;

•	the monthly servicer’s certificate as required to be submitted pursuant to the servicing agreement;

•	the text (or a link to the website where a reader can find the text) of each filing of a true-up adjustment and the results of each such filing;

•	any change in the long-term or short-term credit ratings of the servicers assigned by the rating agencies;

•	any material legislative enactment or regulatory order or rule directly relevant to the CRR bonds; and

•	any reports and other information that we are required to file with the SEC under the Exchange Act.

Information contained on AEP’s website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement.

We and the Trustee May Modify the Indenture

Modifications of the Indenture That Do Not Require Consent of CRR Bondholders. Without the consent of any of the holders of the outstanding CRR bonds but with prior notice to the rating agencies, we and the trustee may execute a supplemental indenture for any of the following purposes:

•

to correct or amplify the description of any property, including the collateral, at any time subject to the lien of the indenture or to better assure, convey and confirm unto the trustee the collateral, or to subject additional property to the lien of the indenture and the series supplement, or to subject to the lien of the indenture and the series supplement additional property;

•

to evidence the succession, in compliance with the applicable provisions of the indenture, of another entity to us, and the assumption by any applicable successor of our covenants contained in the indenture and in the CRR bonds;

•	to add to our covenants, for the benefit of the holders of the CRR bonds, or to surrender any right or power therein conferred upon us;

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee;

•

to cure any ambiguity or mistake, to correct or supplement any provision of the indenture or series supplement which may be inconsistent with any other provision of the indenture or series supplement, to make any other provisions with respect to matters or questions arising under the indenture or series supplement; provided, however, that:

•	this action shall not, as evidenced by an officer’s certificate from us, adversely affect in any material respect the interests of any CRR bondholder; and

•	the rating agency condition shall have been satisfied with respect thereto;

•	to evidence and provide for the acceptance of the appointment under the indenture by a successor trustee with respect to the CRR bonds and to add to or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the CRR bond collateral under the indenture by more than one trustee, pursuant to the requirements specified in the indenture;

•

to modify, eliminate or add to the provisions of the indenture to the extent necessary to effect the qualification of the indenture under the Trust Indenture Act and to add to the indenture any other provisions as may be expressly required by the Trust Indenture Act;

•	to evidence the final terms of the CRR bonds in the series supplement;

•	to qualify the CRR bonds for registration with a clearing agency;

•	to satisfy any rating agency requirements;

•	to make any amendment to the indenture or the CRR bonds relating to the transfer and legending of the CRR bonds to comply with applicable securities laws;

•

to conform the text of the indenture or the CRR bonds to any provisions of the registration statement filed by us with the SEC with respect to the issuance of the CRR bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture of the CRR bonds; or

•

to authorize the appointment of any fiduciary for the CRR bonds required or advisable with the listing on any stock exchange and otherwise amend the indenture to incorporate changes requested or required by any governmental authority, stock exchange authority or fiduciary of the CRR bonds in connection with such listing.

Additional Modifications to the Indenture That Do Not Require the Consent of CRR Bondholders. We and the trustee may also, without the consent of any of the CRR bondholders, execute one or more other agreements supplemental to the indenture as long as:

•

the supplemental agreement does not, as evidenced by an opinion of counsel of nationally recognized counsel experienced in structured finance transactions, adversely affect in any material respect the interests of any CRR bondholder; and

•	the rating agency condition shall have been satisfied with respect thereto.

Modifications That Require the Approval of the Commission. We and the trustee may execute a supplemental indenture that would increase the ongoing financing costs only with the consent of the Public Service Commission of West Virginia, such consent to be procured in accordance with the terms of the indenture.

Modifications to the Indenture That Require the Approval of the CRR Bondholders. We and the trustee also may, with the consent of the holders of a majority of the outstanding amount of the CRR bonds of each tranche to be adversely affected, execute a supplemental indenture to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the CRR bondholders under the indenture. Under no circumstance may the supplemental indenture be modified without the consent of the holders of each CRR bond tranche affected thereby:

•

change the date of payment of any installment of principal of or premium, if any, or interest on any CRR bond of such tranche, or reduce the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•

change the provisions of the indenture and the series supplement relating to the application of collections on, or the proceeds of the sale of, the CRR bond collateral to payment of principal of or premium, if any, or interest on the CRR bonds, or change any place of payment where, or the coin or currency in which, any CRR bond or any interest thereon is payable;

•

reduce the percentage of the aggregate amount of the outstanding CRR bonds or of a tranche thereof, the consent of the CRR bondholders of which is required for any supplemental indenture, or the consent of the CRR bondholders of which is required for any waiver of compliance with those certain provisions of the indenture specified therein or of certain defaults specified therein and their consequences provided for in the indenture;

•	reduce the percentage of the outstanding amount of the CRR bonds required to direct the trustee to direct us to sell or liquidate the collateral;

•

modify any provision of the section of the indenture relating to the consent of CRR bondholders with respect to supplemental indentures or any provision of the other basic documents similarly specifying the rights of CRR bondholders to consent to modification thereof, except to increase any percentage specified therein or to provide that those provisions of the indenture or the basic documents specified in the indenture cannot be modified or waived without the consent of each outstanding CRR bondholder affected thereby;

•

modify any of the provisions of the indenture in a manner as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due on any CRR bond on any payment date (including the calculation of any of the individual components of such calculation) or change the expected sinking fund schedule or final maturity date of any tranche of the CRR bonds;

•	decrease the required capital amount;

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the CRR bonds or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any CRR bond of the security provided by the lien of the indenture;

•	cause any material adverse U.S. federal income tax consequence to us, WPCo, the managers, the trustee or the then-existing CRR bondholders; or

•	impair the right to institute suit for the enforcement of the provisions of the indenture regarding payment or application of funds.

Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreements. The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement, the servicing agreement, each intercreditor agreement and the other basic documents to which it is a party. The indenture also provides that we will take all lawful actions to compel or secure the performance and observance by WPCo, the administrator and the servicers of their respective obligations to us under or in connection with the sale agreement, the administration agreement, the servicing agreement, each intercreditor agreement and joinder and the other basic documents to which it is a party. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and each intercreditor agreement and joinder; provided that such action shall not adversely affect the interests of the CRR bondholders in any material respect. However, if we or the servicers propose to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the CRR charges, we must provide written notice to the trustee, and the trustee shall notify the CRR bondholders of such proposal. In addition, the trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding CRR bonds affected thereby and only if the rating agency condition is satisfied.

If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of a majority of the outstanding amount of the CRR bonds affected thereby, shall exercise all of our rights, remedies, powers, privileges and claims against WPCo, the administrator and servicers, under or in connection with the sale agreement, the servicing agreement, the administration agreement and each intercreditor agreement and joinder, and any right of ours to take this action shall be suspended.

Modifications to the Sale Agreement, the Administration Agreement, the Intercreditor Agreements and the Servicing Agreement. The sale agreement, the administration agreement, the intercreditor agreements and the servicing agreement, may be amended in accordance with the provisions thereof, so long as the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the CRR bondholders if all conditions precedent for such amendment have been satisfied and if the amendment increases ongoing financing costs, satisfaction of the commission condition (as described in the indenture, the administration agreement, the sale agreement, or the servicing agreement, as applicable) as evidenced by an opinion of counsel. Notwithstanding the foregoing, the sale agreement, the administration agreement and the servicing agreement may be amended in accordance with the provisions thereof with ten business days’ prior written notice given to the rating agencies and with the prior written consent of the trustee acting at the written direction of the joint majority holders (except that any amendment to the administration agreement or the sale agreement will not require the consent of the trustee), but without the consent any of the CRR bondholders, (a) to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the CRR bondholders; provided, however, that such action shall not adversely affect in any material respect the interests of any holder; or (b) to conform the provisions of the applicable agreement to the description of such agreement in the prospectus. In the case of an amendment described in the preceding sentence, the issuing entity shall furnish copies of such amendment to the rating agencies promptly after execution thereof.

Notification of the Rating Agencies, the Trustee and the CRR Bondholders of any Modification.

If we, WPCo, APCo or the servicers or any other party to the applicable agreement:

•

proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the servicing agreement or any intercreditor agreement; or

•

waives timely performance or observance by the seller, WPCo, APCo, the administrator or any servicer under the sale agreement, any intercreditor agreement and joinder, the administration agreement or the servicing agreement, in each case in a way which would materially and adversely affect the interests of CRR bondholders, we must first notify the rating agencies of the proposed action and must promptly notify the trustee, the paying agent (if not the trustee), the CRR Bond Registrar (if not the trustee) and the West Virginia Commission, and the trustee shall notify the CRR bondholders on our behalf. The trustee will consent to this proposed amendment, modification, supplement or waiver only if the rating agency condition is satisfied and only with the written consent of the holders of a majority of the outstanding principal amount of the CRR bonds of the tranches materially and adversely affected thereby (provided that, in order to determine which CRR bondholders are materially and adversely affected, the trustee may rely upon an officer’s certificate of the issuing entity).

What Constitutes an Event of Default on the CRR Bonds

An event of default with respect to the CRR bonds is defined in the indenture as being:

1.	a default in the payment of any interest on any CRR bond when the same becomes due and payable and the continuation of this default for five business days;

2.	a default in the payment of the then unpaid principal of any CRR bonds of a tranche on the final maturity date for such tranche;

3.

a default in the observance or performance of any of our covenants or agreements made in the indenture, other than those specifically dealt with in clause 1 or 2 above, or any of our representations or warranties made in the indenture or the series supplement or in any certificate or other writing delivered pursuant to the indenture or in connection with the indenture proving to have been incorrect in any material respect as of the time when made, and if such default continues or is not cured for a period of 30 days after the earlier of (a) written notice of the default is given to us by the trustee or to us and the trustee by the holders of at least 25% of the outstanding principal amount of the CRR bonds or (b) the date we have actual notice of the default;

4.

any representation or warranty made by us in the indenture or the series supplement, or in any certificate or other writing delivered pursuant hereto or the series supplement or in connection therewith proving to have been incorrect in any material respect as of the time when the same shall have been made, and the circumstance or condition in respect of which such representation or warranty was incorrect shall not have been eliminated or otherwise cured, 30 days after the earlier of (a) the date that there shall have been given, by registered or certified mail, us by the trustee or to us and the trustee by the holders of CRR bonds representing at least 25 percent of the outstanding amount of the CRR bonds, a written notice specifying such incorrect representation or warranty and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder or (b) the date that we have actual knowledge of the default;

5.

the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of us or any substantial part of the collateral in an involuntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or for any substantial part of the collateral, or ordering the winding-up or liquidation of our affairs, and such decree or order remains unstayed and in effect for a period of 90 consecutive days;

6.

the commencement by us of a voluntary case under any applicable U.S. federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by us to the entry of an order for relief in an involuntary case or proceeding under any such law, or the consent by us to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us for any substantial part of the collateral, or the making by us of any general assignment for the benefit of creditors, or the failure by us generally to pay our debts as such debts become due, or the taking of action by us in furtherance of any of the foregoing; or

7.

any act or failure to act by the State of West Virginia or any of its agencies (including the West Virginia Commission), officers or employees that violates or is not in accordance with the pledge of the State of West Virginia in the Securitization Law. Please read “The Securitization Law” in this prospectus.

Remedies Available Following an Event of Default. If an event of default with respect to the CRR bonds, other than event number 7 above, occurs and is continuing, the trustee or holders holding not less than a majority in principal amount of the CRR bonds may declare the unpaid principal balance of CRR bonds, together with accrued interest, to be immediately due and payable. This declaration may, under the circumstances specified therein, be rescinded by the holders of a majority in principal amount of the CRR bonds. The nature of our business will result in payment of principal upon such a declaration being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the CRR Property—Foreclosure of the trustee’s lien on the CRR property might not be practical, and acceleration of the CRR bonds before maturity might have little practical effect” and “—You may experience material payment delays or incur a loss on your investment in the CRR bonds because the source of funds for payment is limited” in this prospectus.

In addition to acceleration of the CRR bonds described above, the trustee may exercise one or more of the following remedies upon an event of default (other than event number 7 above):

1.

the trustee may institute proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the CRR bonds or under the indenture with respect to the CRR bonds, whether by declaration of acceleration or otherwise, and, subject to the limitations on recovery set forth in the indenture, enforce any judgment obtained, and collect from us moneys adjudged due, upon the CRR bonds;

2.	the trustee may institute proceedings from time to time for the complete or partial foreclosure of the indenture with respect to the collateral securing the CRR bonds;

3.

the trustee may exercise any remedies of a secured party under the Uniform Commercial Code or the Securitization Law or any other applicable law and take any other appropriate action to protect and enforce the rights and remedies of the trustee and the CRR bondholders;

4.

at the written direction of the holders of a majority in the principal amount of the CRR bonds, the trustee may either sell all or a portion of the collateral securing the CRR bonds or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by applicable law provided that certain conditions set forth in the indenture are met, or elect that we maintain possession of all or a portion of the collateral securing the CRR bonds pursuant to the terms of the indenture and continue to apply the CRR charges as if there had been no declaration of acceleration; and

5.

the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller, administrator and the servicers under or in connection with the sale agreement, the administration agreement, the intercreditor agreements or the servicing agreement.

If event of default number 7 above occurs and is continuing, the trustee may to the extent allowed by applicable law institute or participate in proceedings necessary to compel performance of or to enforce the pledge of either the State of West Virginia or the West Virginia Commission and to collect any monetary damages incurred by the CRR bondholders or the trustee as a result of such event of default. This is the only remedy the trustee may exercise if this event of default has occurred.

When the Trustee Can Sell the Collateral. If the CRR bonds have been declared to be due and payable following an event of default, the trustee shall, at the written direction of the holders of a majority in principal amount of the CRR bonds, either:

•	subject to the paragraph immediately below, sell the collateral securing the CRR bonds;

•	elect to have us maintain possession of the collateral securing the CRR bonds; or

•

take such other remedial action as the trustee, at the written direction of the holders of a majority in principal amount of the CRR bonds then outstanding and declared to have been due and payable, may direct and continue to apply distributions on the collateral securing the CRR bonds as if there had been no declaration of acceleration.

The trustee is prohibited from selling the collateral securing the CRR bonds following an event of default unless the final payment date of the CRR bonds has occurred or the CRR bonds have been declared due and payable and:

•	the holders of 100% of the principal amount of the CRR bonds consent to the sale;

•	the proceeds of the sale or liquidation are sufficient to pay in full the principal of and premium, if any, and accrued interest on the outstanding CRR bonds; or

•

the trustee determines that funds provided by the collateral securing the CRR bonds would not be sufficient on an ongoing basis to make all payments on the CRR bonds as these payments would have become due if the CRR bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of at least two-thirds of the aggregate outstanding principal amount of the CRR bonds.

Right of CRR Bondholders to Direct Proceedings. Subject to the provisions for indemnification and the limitations contained in the indenture, the holders of a majority in principal amount of the outstanding CRR bonds will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that, among other things:

•	this direction does not conflict with any rule of law or with the indenture or the series supplement and shall not involve the trustee in any personal liability or expense;

•

any direction to the trustee to sell or liquidate any of the collateral securing the CRR bonds shall be by the holders of the CRR bonds representing not less than 100% of the outstanding CRR bonds; and

•

so long as the conditions specified in the indenture have been satisfied and the trustee elects to retain the collateral securing the CRR bonds pursuant to the indenture and elects not to sell or liquidate that collateral, any direction to the trustee to sell or liquidate the collateral securing the CRR bonds or any portion thereof by the holders representing not less than 100% of the outstanding amount of the CRR bonds, shall be of no force and effect.

However, in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the CRR bonds if:

•	the trustee may take any other action deemed proper by the trustee that is not inconsistent with this direction;

•	it reasonably believes it will not be indemnified to its satisfaction against any cost, expense or liabilities; or

•	it determines that this action might materially adversely affect the rights of any CRR bondholder not consenting to the action.

Waiver of Past Defaults. Prior to the declaration of acceleration of the maturity of the CRR bonds, the holders of a majority in principal amount of the CRR bonds of an affected tranche, together with the West Virginia Commission by written notice to the trustee, may, subject to certain conditions specified in the indenture, waive any default with respect to the CRR bonds. However, they may not waive a default in the payment of principal of or premium, if any, or interest on any of the CRR bonds or a default in respect of a covenant or provision of the indenture that cannot be modified without the waiver or consent of all of the holders of the outstanding CRR bonds.

Limitation of Proceedings. Under the indenture, no CRR bondholder will have the right to institute any proceeding, judicial or otherwise, or to avail itself of the right to foreclose on the CRR property or otherwise enforce the lien in the CRR property pursuant to the Securitization Law, unless:

•	the holder previously has given to the trustee written notice of a continuing event of default;

•	the holders of a majority in principal amount of the outstanding CRR bonds have made written request of the trustee to institute the proceeding in its own name as trustee;

•	the holder or holders have offered the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in complying with the request;

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute the proceeding; and

•

no direction inconsistent with this written request has been given to the trustee during the 60-day period referred to above by the holders of a majority in principal amount of the outstanding CRR bonds.

In addition, each of the trustee, the CRR bondholders and the servicers will covenant that it will not, prior to the date that is one year and one day after the termination of the indenture, acquiesce, petition or otherwise invoke or cause us or any manager to invoke against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law. By purchasing CRR bonds, each CRR bondholder will be deemed to have made this covenant.

Our Covenants

Consolidation, Merger or Sale of Assets. We will keep in effect our existence, rights and franchises as a limited liability company under Delaware law, provided that we may consolidate or merge with or into any other entity, or sell, exchange, transfer or otherwise dispose of any of our properties or assets included in the collateral securing the CRR bonds, if:

•

the entity formed by or surviving the consolidation or merger, or that acquires our properties and assets, shall be an entity organized under the laws of the United States or any state thereof and expressly assumes by a supplemental indenture the performance of every agreement and covenant of the indenture and the series supplement on our part to be performed or observed and assume all of our obligations and succeeds to all of our rights under the sale agreement, the servicing agreement and each other basic document to which we are a party;

•	immediately after giving effect to such transaction, no default or event of default by us, and no default by a servicer under the servicing agreement, will have occurred and be continuing;

•	the rating agency condition will have been satisfied with respect to such transaction; and

•

we have received an opinion of independent counsel to the effect that (a) the consolidation, merger or disposition, as applicable, will not result in a material adverse U.S. federal or state income tax consequence to us, WPCo, the trustee or any CRR bondholder, (b) any action as is necessary to maintain the lien and the perfected security interest in the collateral securing the CRR bonds has been taken, and (c) the consolidation, merger or disposition, as applicable, complies with the indenture and series supplement and all conditions precedent therein provided relating to the consolidation, merger or disposition have been complied with.

Additional Covenants. We will from time to time execute and deliver all documents, make all filings and take any other action necessary or advisable to, among other things, maintain and preserve the lien of the indenture and the priority thereof. We will not, among other things:

•

except as expressly permitted by the indenture, the series supplement, or other basic documents, sell, transfer, convey, exchange or otherwise dispose of any of our properties or assets, including those included in the collateral securing the CRR bonds unless in accordance with the indenture;

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the CRR bonds, other than amounts properly withheld from such payments under the Internal Revenue Code of 1986, the Treasury regulations promulgated thereunder or other tax laws, or assert any claim against any present or former CRR bondholder because of the payment of taxes levied or assessed upon any part of the collateral securing the CRR bonds;

•	terminate our existence, dissolve or liquidate in whole or in part, except as otherwise permitted by the indenture;

•	permit the validity or effectiveness of the indenture or other basic documents to be impaired or the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged;

•	permit any person to be released from any covenants or obligations with respect to the CRR bonds under the indenture except as expressly permitted by the indenture;

•

permit any lien, charge, claim, security interest, mortgage or other encumbrance, other than the lien of the indenture, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);

•	permit the lien of the indenture not to constitute a valid first priority perfected security interest in the collateral securing the CRR bonds;

•	enter into any swap, hedge or similar financial instrument;

•

elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes or otherwise take any action, file any tax return, or make any election inconsistent with our treatment for purposes of U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from our sole owner;

•

change our name, identity or structure or the location of our chief executive office or state of formation, unless, at least ten business days prior to the effective date of any such change, we deliver to the trustee, with copies to the rating agencies, such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture;

•	take any action which is the subject of a rating agency condition without satisfying the rating agency condition;

•	except to the extent permitted by applicable law, voluntarily suspend or terminate our filing obligations with the SEC as described in the indenture; or

•	issue or incur any debt obligations other than CRR bonds permitted by the indenture.

We may not engage in any business other than financing, purchasing, owning, administering, managing and servicing CRR property and the assets in the collateral securing the CRR bonds and the issuance of CRR bonds in the manner contemplated by the financing order and the indenture and other basic documents and activities incidental thereto.

We may not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the CRR bonds permitted by the indenture and any other indebtedness expressly permitted by or arising under the basic documents. Also, we may not guarantee or otherwise become contingently liable in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire, or agree contingently to acquire, any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person, except as otherwise contemplated by the indenture, the sale agreement, or the servicing agreement. We may not, except as contemplated by the indenture, the sale agreement, the servicing agreement and related documents (or as contemplated by an additional financing order issued by the West Virginia Commission to WPCo), including our limited liability company agreement, make any loan or advance or credit to any person. We will not make any expenditure for capital assets or lease any capital asset other than the CRR property purchased from WPCo pursuant to, and in accordance with, the sale agreement. We may not make any payments, distributions or dividends to any member in respect of its membership interest except in accordance with the indenture.

The servicers will deliver to the trustee the annual accountant’s report, compliance certificates and reports regarding distributions and other statements required by the servicing agreement. Please read “The Servicing Agreement” in this prospectus.

Access to the List of CRR Bondholders

Any CRR bondholder, or group of CRR bondholders, owning at least ten percent of the outstanding amount of the CRR bonds may, by written request to the trustee, obtain access to the list of all CRR bondholders maintained by the trustee for the purpose of communicating with other CRR bondholders with respect to their rights under the indenture or the CRR bonds; provided, that the trustee gives prior written notice to us of such request.

We Must File an Annual Compliance Statement

We will deliver to the trustee, the West Virginia Commission and each rating agency not later than March 31 of each year (commencing with March 31, 20 ), an officer’s certificate stating, as to the responsible officer signing such officer’s certificate, that:

•

a review of our activities during the preceding 12 months ended December 31, (or, in the case of the first such officer’s certificate, since the issuance date) and of performance under the indenture has been made; and

•

to the best of such responsible officer’s knowledge, based on such review, we have in all material respects complied with all conditions and covenants under the indenture throughout such period, or, if there has been a default in the compliance of any such condition or covenant, specifying each such default known to the responsible officer and the nature and status thereof.

The Trustee Must Provide an Annual Report to All CRR Bondholders

If required by the Trust Indenture Act, the trustee will be required to make available electronically on its investor reporting website to all CRR bondholders a brief report. This report may state, in accordance with the requirements of the Trust Indenture Act, among other items:

•	the trustee’s eligibility and qualification to continue as the trustee under the indenture;

•	any amounts advanced by it under the indenture;

•	the amount, interest rate and maturity date of specific indebtedness owed by us to the trustee in the trustee’s individual capacity;

•	the property and funds physically held by the trustee; and

•	any action taken by it that materially affects the CRR bonds and that has not been previously reported.

What Will Trigger Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect with respect to the CRR bonds, and the trustee, on our reasonable written demand and at our expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the CRR bonds, when:

•

either all CRR bonds which have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the trustee for cancellation or either scheduled final payment date has occurred with respect to all CRR bonds that have not been delivered to the trustee for cancellation or the CRR bonds will be due and payable on their respective scheduled final payment dates within one year, and we have irrevocably deposited in trust with the trustee cash or U.S. government obligations specified in the indenture, in an amount sufficient to make payments of principal of and premium, if any, and interest on the CRR bonds not theretofore delivered to the trustee for cancellation, ongoing financing costs and all other sums payable to us pursuant to the indenture with respect to the CRR bonds when scheduled to be paid and to discharge the entire indebtedness on those CRR bonds not previously delivered to the trustee when due;

•	we have paid or caused to be paid all other sums payable by us under the indenture with respect to the CRR bonds; and

•

we have delivered to the trustee an officer’s certificate, an opinion of external counsel, and if required by the Trust Indenture Act or the trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the indenture or relating to the satisfaction and discharge of the indenture with respect to the CRR bonds.

Our Legal Defeasance and Covenant Defeasance Options

We may, at any time, terminate:

•	all of our obligations under the indenture with respect to the CRR bonds, referred to herein as the legal defeasance option; or

•	our obligations to comply with some of the covenants in the indenture, including some of the covenants described under “Our Covenants,” referred to herein as our covenant defeasance option.

The legal defeasance option is our right to terminate at any time our obligations under the indenture with respect to the CRR bonds. The covenant defeasance option is our right at any time to terminate our obligations to comply with some of the covenants in the indenture. We may exercise the legal defeasance option with respect to the CRR bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the CRR bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof on the scheduled final payment date therefor as described below. The CRR bonds will not be subject to payment through acceleration prior to the scheduled final payment date. If we exercise the covenant defeasance option, the final payment of the CRR bonds may not be accelerated because of an event of default relating to a default in the observance or performance of our covenants or as described in “What Constitutes an Event of Default on the CRR bonds” above.

We may exercise the legal defeasance option or the covenant defeasance option with respect to CRR bonds only if:

•

we have irrevocably deposited or caused to be irrevocably deposited in trust with the trustee cash or U.S. government obligations specified in the indenture that through the scheduled payments of principal and interest in respect thereof in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the CRR bonds not theretofore delivered to the trustee for cancellation and ongoing financing costs and all other sums payable under the indenture by us with respect to the CRR bonds when scheduled to be paid and to discharge the entire indebtedness on the CRR bonds when due;

•

we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the deposited U.S. government obligations when due and without reinvestment plus any cash deposited in the defeasance subaccount will provide cash at times and in sufficient amounts to pay in respect of the CRR bonds principal in accordance with the expected sinking fund schedule therefor, interest when due and all other ongoing financing costs and other sums payable by us under the indenture with respect to the CRR bonds;

•

in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

•	no default has occurred and is continuing on the day of this deposit and after giving effect thereto;

•

in the case of an exercise of the legal defeasance option, we shall have delivered to the trustee an opinion of external counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the holders of the CRR bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•

in the case of an exercise of the covenant defeasance option, we shall have delivered to the trustee an opinion of external counsel to the effect that the holders of the CRR bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•

we deliver to the trustee a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture;

•

we deliver to the trustee an opinion of external counsel to the effect that (a) in a case under the Bankruptcy Code in which WPCo (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of WPCo (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations); and (b) in the event WPCo (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations), were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of WPCo (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of WPCo or such other affiliate; and

•

each rating agency has notified us and the trustee that the exercise of the proposed defeasance option will not result in a downgrade or withdrawal of the then current rating of any then outstanding CRR bonds.

No Recourse to Others

No recourse may be taken directly or indirectly, by the holders of the CRR bonds with respect to our obligations, or the obligations of the trustee, on the CRR bonds or under the indenture or the series supplement or any certificate or other writing delivered in connection therewith, against (a) us, other than from the CRR bond collateral; (b) any owner of a membership interest in us (including WPCo); (c) APCo; or (d) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a membership interest in us (including WPCo) in its respective individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing.

Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the CRR bond collateral with respect to any amounts due to the CRR bondholders under the indenture and the CRR bonds, and, in the event such CRR bond collateral is insufficient to pay in full the amounts owed on the CRR bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a CRR bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the CRR bonds.

Governing Law

The indenture will be governed by the laws of the State of New York, provided that the creation, attachment and perfection of any liens created thereunder in the CRR property and all rights and remedies of the trustee, securities intermediary and the holders with respect to the CRR property shall be governed by the laws of the State of West Virginia.

THE TRUSTEE

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will be the trustee, and will act as the paying agent and registrar for the CRR bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The trustee will maintain the accounts of the issuing entity in the name of the trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $725 billion as of June 30, 2026, is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of June 30, 2026, U.S. Bancorp operated over 2,000 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with a network of more than 50 domestic offices and international locations in London, England; and Dublin, Ireland. The indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.

U.S. Bank has provided corporate trust services since 1924. As of June 30, 2026, U.S. Bank was acting as trustee with respect to over 166,000 issuances of securities with an aggregate outstanding principal balance of over $7.2 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The trustee shall make each monthly statement available to the bondholders via the trustee’s internet website at https://pivot.usbank.com. CRR bondholders with questions may direct them to the trustee’s bondholder services group at (800) 934-6802.

U.S. Bank serves or has served as trustee, paying agent and registrar on several issues of utility rate-payer backed securities.

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of

Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

While the legal proceedings discussed above involve certain affiliates of the trustee, none of such legal proceedings are material to the holders.

The trustee may resign at any time upon 30 days’ prior written notice to us. The holders of a majority in principal amount of the CRR bonds then outstanding may remove the trustee upon 30 days’ prior written notice to the trustee and may appoint a successor trustee. We will remove the trustee if the trustee ceases to be eligible to continue in this capacity under the indenture, the trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver, other public officer takes charge of the trustee or its property, the trustee becomes incapable of acting or the trustee fails to provide to us certain information we reasonably request which is necessary for us to satisfy our reporting obligations under the securities laws. If the trustee resigns or is removed or a vacancy exists in the office of trustee for any reason, we will be obligated promptly to appoint a successor trustee eligible under the indenture and notice of such appointment is required to be promptly given to each rating agency by the successor trustee. No resignation or removal of the trustee will become effective until acceptance of the appointment by a successor trustee. We are responsible for payment of the expenses associated with any such removal or resignation.

The trustee will at all times satisfy the requirements of the Trust Indenture Act and Rule 3a-7 under the Investment Company Act and have a combined capital and surplus of at least $50 million and a long-term debt or issuer rating of “Baa3” or better by Moody’s and “BBB-” or better by S&P. If the trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor trustee; provided, however, that if such successor trustee is not eligible under the indenture, the successor trustee will be replaced in accordance with the terms of the indenture. We and our affiliates may, from time to time, maintain various banking, investment banking and trust relationships with the trustee and its affiliates. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

The trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided that its conduct does not constitute willful misconduct, negligence or bad faith. The trustee shall not be deemed to have notice or knowledge of any default or event of default (other than a payment default) unless a responsible officer of the trustee has actual knowledge thereof or the trustee has received written notice thereof pursuant to the indenture. The trustee shall not be required to take any action it is directed to take under the indenture if the trustee determines in good faith that the action so directed is inconsistent with the indenture, any other basic document or applicable law, or would involve the trustee in personal liability. We have agreed to indemnify the trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses, the fees of experts and agents and the reasonable fees, expenses and costs incurred in connection with any action, claim or suit brought to enforce the trustee’s right to indemnification) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture, the series supplement and other basic documents, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the trustee through the trustee’s own willful misconduct, negligence or bad faith, and in the case of the settlement of any action, proceeding or investigation, subject to the written consent of the issuing entity and certain other requirements.

We, WPCo and our respective affiliates may from time to time enter into normal banking and trustee relationships with U.S. Bank Trust Company, National Association and its affiliates. No relationships currently exist or existed during the past two years between WPCo, us and our respective affiliates, on the one hand, and U.S. Bank Trust Company, National Association and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE CRR BONDS

The amount of principal payments, the amount of each interest payment and the actual final payment date of each tranche of the CRR bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected CRR charges by the trustee and the true-up mechanism. The aggregate amount of collected CRR charges and the rate of principal amortization on the CRR bonds will depend, in part, on actual energy usage and energy demands, and the rate of delinquencies and write-offs. The CRR charges are required to be adjusted from time to time based in part on the actual rate of collected CRR charges. However, we can give no assurance that the servicers will be able to forecast accurately actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the CRR charges that will cause collected CRR charges to be received at any particular rate. Please read “Risk Factors—Servicing Risks,” “Other Risks Associated with an Investment in the CRR Bonds” and “The Financing Order—True-Ups” in this prospectus.

If the servicers receive CRR charges at a slower rate than expected, the CRR bonds may be retired later than expected. Except in the event of the acceleration of the final payment date of the CRR bonds after an event of default, however, the CRR bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule of the CRR bonds even if the receipt of collected CRR charges is accelerated. Instead, receipts in excess of the amounts necessary to amortize the CRR bonds in accordance with the applicable expected amortization schedules, to pay interest and related fees and expenses and to fund subaccounts of the payment account will be allocated to the excess funds subaccount. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the CRR bonds is received in later years, the CRR bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The amount of principal payments on each tranche of the CRR bonds, the aggregate amount of each interest payment on each tranche of the CRR bonds and the actual final payment date of the CRR bonds will depend on the timing of the servicers’ receipt of CRR charges from WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers. Changes in the expected weighted average life of the CRR bonds in relation to variances in actual electricity consumption levels from forecast levels are shown below. Severe stress cases on electricity consumption result in very minor changes, if any, in the weighted average life.

The CRR bonds may be retired later than expected. Except in the event of an acceleration of the expected amortization schedule of the CRR bonds after an event of default, however, the CRR bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule even if the receipt of CRR charges collections is accelerated. Instead, receipts in excess of the amounts necessary to amortize the CRR bonds in accordance with the expected amortization schedule, to pay interest, ongoing transaction costs and any other related fees and expenses, and to fund deficiencies in the capital subaccount of the payment account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the CRR bonds after an event of default in accordance with the terms thereof may result in payment of principal earlier than the scheduled final payment date. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the CRR bonds is received in later years, the CRR bonds may have a longer weighted average life.

Weighted Average Life Sensitivity
		-5% (Standard Deviations from Mean)		-15% (Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (Years)	Change (days)*	WAL (Years)	Change (days)*
A-1
A-2
A-3

*	Number is rounded to whole day.

There can be no assurance that the weighted average life of the CRR bonds will be as shown in the above table.

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (a) in relation to the initial forecast, the forecast error stays constant over the life of the CRR bonds and is equal to an overestimate of electricity consumption of 5% (   standard deviations from mean) or 15% (   standard deviations from mean); (b) the servicers make timely and accurate filings to make a true-up adjustment to the CRR charges at least annually; (c) customer write-off rates are held constant at   ; (d) customers remit all CRR charges   days after such charges are billed; (e) ongoing financing costs are equal to projections; (f) a permanent loss of all customers has not occurred; (g) there is no acceleration of the final maturity date of the CRR bonds; and (h) the issuance date of the CRR bonds is   , 20 . There can be no assurance that the weighted average life of the CRR bonds will be as shown.

ESTIMATED ANNUAL FEES AND EXPENSES

Estimated initial annual fees and expenses payable from the CRR charges are shown below. For the priorities in application of funds under the indenture and the series supplement, please refer to “Description of the CRR Bonds—How Funds in the Payment Account Will Be Allocated” in this prospectus.

As set forth in the table below, we are obligated to pay fees to the trustee, WPCo, as a servicer, WPCo, as administrator and our independent manager. We are also obligated to pay WPCo an annual return on its invested capital. The following table illustrates these arrangements:

Recipient	Source of Payment	Estimated Fees and Expenses Payable
Trustee and Control agent	CRR charges and investment earnings	$9,000 per annum, plus certain additional expenses

Servicer	CRR charges and investment earnings	$1,073,300 per annum (so long as WPCo is a servicer), payable in installments on each payment date, plus reimbursable expenses

Administrator	CRR charges and investment earnings	$50,000 per annum (so long as WPCo is the administrator), payable in installments on each payment date, plus reimbursable expenses

Independent managers	CRR charges and investment earnings	$1,500 per annum

WPCo return on invested capital	CRR charges and investment earnings	Initially, $361,811 per annum(1)

(1)	WPCo’s return on invested capital is equal to the authorized pre-tax weighted average cost of capital established in its most recent base rate case.

If WPCo or any of its or APCo’s affiliates is not a servicer, an amount agreed upon by the successor servicer and the trustee (acting at the written direction of the holders of a majority in principal amount of the CRR bonds), provided, that the fee will not, unless the West Virginia Commission consents, exceed 0.25% of the initial principal amount of the CRR bonds on an annualized basis.

The CRR charges will also be used by the trustee for the payment of our other financing costs and expenses relating to the CRR bonds, such as accounting and audit fees, rating agency fees and legal fees.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the sale agreement pursuant to which we will purchase the CRR property from WPCo. We have filed the form of the sale agreement with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and we urge you to read such document in its entirety.

WPCo’s Sale and Assignment of the CRR Property

In connection with the issuance of the CRR bonds, WPCo, as the seller, will offer and sell the CRR property to us pursuant to the terms and conditions of the sale agreement. The sale of the CRR property to us by WPCo will be financed through the corresponding issuance of the CRR bonds. Pursuant to the sale agreement, WPCo will sell, transfer, assign, set over and otherwise convey to us concurrently with the issuance and sale of the CRR bonds to the underwriters, without recourse, except as expressly provided therein, its rights, title and interests in and to the CRR property created or arising under the financing order. The CRR property will represent the property rights and interests of WPCo under the financing order that are sold and transferred to us pursuant to the sale agreement and the related bill of sale, including the right to impose, charge and collect the CRR charges that will be used to pay and secure the payment of CRR bonds and financing costs authorized in the financing order, the right to obtain periodic adjustments to the CRR charges as provided in the financing order and any revenues, receipts, collections, rights to payment, payments, moneys, claims or other proceeds of or arising from the CRR charges as related to the CRR property, as the same may be adjusted from time to time. We will apply a portion of the net proceeds that we receive from the sale of the CRR bonds to the purchase of the CRR property.

As provided by the Securitization Law, our purchase of the CRR property from WPCo will be pursuant to the sale agreement, which will expressly provide that such transfer is an absolute transfer and true sale, and is not a pledge of or secured transaction relating to WPCo’s right, title and interest in, to and under, the CRR property, and all title and ownership to the CRR property will pass to us. Under the Securitization Law, the characterization of the sale as an absolute transfer and true sale shall not be affected or impacted by an occurrence of any of the following:

•	Commingling of CRR charges with other amounts occurs;

•	WPCo retains a partial or residual interest, including an equity interest, in the CRR property, whether direct or indirect, or whether subordinate or otherwise;

•	WPCo retains any right to recover costs associated with taxes, franchise fees or license fees imposed on the collection of CRR charges;

•	any recourse we have against WPCo;

•	any indemnification rights, obligations or repurchase rights made or provided by WPCo;

•	the obligation of WPCo to collect CRR charges on behalf of us;

•	the treatment of the sale, assignment or transfer for tax, financial reporting or other purposes; or

•	any application of the true-up adjustment mechanism under the financing order.

Under the Securitization Law, as of the effective date of a financing order, the CRR property is approved and, upon transfer of the CRR property to us and the pledge of the CRR property to the trustee pursuant to the indenture, the CRR property shall be created, and shall consist of (a) the property rights and interests of WPCo or an assignee under the financing order, including the right to impose, charge and collect CRR charges authorized in the financing order and to obtain true-up adjustments to such charges as provided in the financing order, and (b) any revenues, receipts, collections, rights to payment, payments, moneys, claims or other proceeds arising from the rights and interests created under the financing order. The creation of CRR property is conditioned upon, and shall be simultaneous with, the sale or other transfer of the CRR property to us, and the issuance of the CRR bonds and the pledge of the CRR property to secure the CRR bonds.

Upon the issuance of a financing order, the execution and delivery of the related sale agreement and bill of sale and the filing of a financing statement under the Securitization Law, our purchase of the CRR property from WPCo will be perfected as against all third persons, including subsequent judicial or other lien creditors.

If such sale, transfer, assignment, setting over and conveyance is held by any court of competent jurisdiction not to be a true sale as provided in Section 24-2-4h(p)(1) a of the Securitization Law, then such sale, assignment and transfer shall be treated as a pledge of the CRR property and as the creation of a security interest (within the meaning of the Securitization Law and the Uniform Commercial Code) in the CRR property and, without prejudice to the position that WPCo has absolutely transferred all of the rights in the CRR property to us.

Our records and computer systems, and those of WPCo, will reflect the sale and assignment of WPCo’s rights and interests under the financing order to us. However, we expect that the CRR bonds will be reflected as debt on WPCo’s financial statements. In addition, we anticipate that the CRR bonds will be treated as debt of WPCo for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

Conditions to the Sale of the CRR Property

WPCo’s obligation to sell, and our obligation to purchase, the CRR property on the issuance date, are both subject to and conditioned upon the satisfaction or waiver of each of the following conditions:

•	on or prior to the issuance date, WPCo must deliver to us a duly executed bill of sale identifying the CRR property to be conveyed on that date;

•	on or prior to the issuance date, WPCo must receive the financing order creating the CRR property;

•	as of the issuance date, WPCo must not be insolvent and will not have been made insolvent by the sale of the CRR property, and WPCo must not be aware of any pending insolvency with respect to itself;

•

as of the issuance date, (a) the representations and warranties of WPCo in the sale agreement must be true and correct with the same force and effect as if made on the closing date (except to the extent that they relate to an earlier date); (b) no breach by WPCo of its covenants in the sale agreement shall exist; and (c) no default by the servicers shall have occurred and be continuing under the servicing agreement, as certified by WPCo;

•

as of the issuance date, (a) we must have sufficient funds available to pay the purchase price for the CRR property to be conveyed on such date; and (b) all conditions to the issuance of the CRR bonds intended to provide such funds set forth in the indenture must have been satisfied or waived;

•

on or prior to the issuance date, WPCo must have taken all action required to transfer ownership of the CRR property to us, free and clear of all liens other than liens created by us pursuant to the basic documents and to perfect such transfer, including, without limitation, filing any statements or making any filings pursuant to the Securitization Law or the Uniform Commercial Code; and we or the servicers, on our behalf, must have taken any action required for us to grant the trustee a first priority perfected security interest in the CRR bond collateral securing the CRR bonds and maintain such security interest as of the issuance date;

•	WPCo must deliver to each rating agency and to us any opinion of counsel requested by the ratings agencies;

•	on and as of the issuance date, each of the basic documents must be in full force and effect;

•	the CRR bonds must have received the rating or ratings required by the financing order;

•	WPCo must have received the purchase price in funds immediately available on the issuance date;

•

the issuance advice letter must have been provided to the West Virginia Commission in accordance with the procedure set forth in the financing order, and the West Virginia Commission must not have issued a disapproval letter directing that the CRR bonds not be issued; and

•	WPCo must have delivered to the trustee and to us an officer’s certificate confirming the satisfaction of each of these conditions.

WPCo’s Representations and Warranties

In the sale agreement, WPCo, as seller, will make representations and warranties to us, as of the issuance date, to the effect, among other things, that:

•

the seller is a corporation duly organized and validly existing and is in good standing under the laws of the State of West Virginia, with the requisite corporate or other power and authority to own its properties as such properties are owned on the issuance date and to conduct its business as such business is conducted by it on the issuance date, and has the requisite corporate or other power and authority to obtain the financing order and own the rights and interests under the financing order and to sell and assign those rights and interests to us;

•

the seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the CRR property as required by the servicing agreement and the intercreditor agreements) shall require such qualifications, licenses or approvals (except where the failure to so qualify would not be reasonably likely to have a material adverse effect on such servicer’s business, operations, assets, revenues or properties or to its servicing of the CRR property);

•

the seller has the requisite corporate or other power and authority to execute and deliver the sale agreement and to carry out its terms and the execution, delivery and performance of the sale agreement have been duly authorized by all necessary action on the part of the seller under its organizational or governing documents and laws;

•

the sale agreement constitutes a legal, valid and binding obligation of the seller enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ or secured parties’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law;

•	the consummation by the seller of the transactions contemplated by the sale agreement and the fulfillment by the seller of the terms thereof do not:

•

conflict with or result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the seller’s organizational documents, or any indenture or other agreement or instrument to which the seller is a party or by which it or any of its property is bound;

•

result in the creation or imposition of any lien upon any of the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any lien that may be granted in our favor or any lien created in favor of the trustee for the benefit of the CRR bondholders pursuant to the Securitization Law or any lien that may be granted under the basic documents); or

•	violate in any material respect any existing law or any existing order, rule or regulation applicable to the seller of any governmental authority having jurisdiction over the seller or its properties;

•

subject to the clause below regarding assumptions used in calculating the CRR charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to us with respect to the CRR property (including the expected amortization schedule, the financing order and the issuance advice letter relating to the CRR property) is true and correct in all material respects;

•

there are no proceedings pending and, to the seller’s knowledge, there are no proceedings threatened and, to the seller’s knowledge, there are no investigations pending or threatened, before any governmental authority having jurisdiction over the seller or its properties involving or relating to the seller or us or, to the seller’s knowledge, any other person:

•	asserting the invalidity of the Securitization Law, the financing order, the sale agreement, any of the other basic documents or the CRR bonds;

•	seeking to prevent the issuance of the CRR bonds or the consummation of any of the transactions contemplated by the sale agreement or any of the other basic documents;

•

seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of the Securitization Law, the financing order, the sale agreement, any of the other basic documents or the CRR bonds; or

•	seeking to adversely affect the federal income tax or state income or franchise tax classification of the CRR bonds as debt;

•

no approval, authorization, consent, order or other action of, or filing with, any governmental authority is required in connection with the execution and delivery by the seller of the sale agreement, the performance by the seller of the transactions contemplated hereby or the fulfillment by the seller of the terms hereof, except (i) those that have been obtained or made, (ii) those that the seller, in its capacity as servicer under the servicing agreement, is required to make in the future pursuant to the servicing agreement, and (iii) Uniform Commercial Code financing statement filings under the Uniform Commercial Code and the Securitization Law;

•

no portion of the CRR property has been sold, transferred, assigned or pledged or otherwise conveyed by the seller to any person other than us, and no security agreement, financing statement, or equivalent security or lien instrument listing the seller as debtor covering all or any part of the CRR property is on file or of record in any jurisdiction, except such as may have been filed, recorded or made in favor of us or the trustee in connection with the basic documents;

•

the seller has not authorized the filing of and is not aware (after due inquiry) of any Uniform Commercial Code financing statement against it that includes a description of collateral including the CRR property other than:

•	any financing statement filed, recorded or made in favor of us or the trustee in connection with the basic documents; and

•	any financing statement being amended in connection with an intercreditor agreement to expressly exclude the CRR property from the description of collateral;

•	the seller is not aware (after due inquiry) of any judgment or tax lien filings against either the seller or us;

•

as of the issuance date, immediately prior to the sale of the CRR property pursuant to the sale agreement, the seller is the original and the sole owner of the CRR property free and clear of all liens and rights of any other person, and no offsets, defenses or counterclaims exist or have been asserted with respect thereto;

•

on the issuance date, immediately upon the sale under the sale agreement, the CRR property shall be validly sold, transferred, assigned, set over and otherwise conveyed to us, and we will own the CRR property free and clear of all liens (except for liens created in favor of the trustee for the benefit of the CRR bondholders, granted under the indenture and perfected pursuant to the Securitization Law or any lien that may be granted under the basic documents) and all filings and actions to be made or taken by the seller (including, without limitation, filings with the Secretary of State of the State of West Virginia under the Securitization Law) necessary in any jurisdiction to give us a perfected ownership interest

(subject to any lien created in favor of the trustee, for the benefit of the CRR bondholders, pursuant to the indenture and perfected pursuant to the Securitization Law and any lien that may be granted under the basic documents) in the CRR property have been made or taken (and no further action is required to maintain such ownership interest, subject to any lien created in favor of the trustee for the benefit of the CRR bondholders pursuant to the indenture and perfected pursuant to the Securitization Law and any lien that may be granted under the basic documents, and to give the trustee a first priority perfected security interest in the CRR property) and all filings and action to be made or taken to perfect the security interest in the CRR property granted by the seller to us (subject to any lien created by us in favor of the trustee for the benefit of the CRR bondholders pursuant to the indenture and perfected pursuant to the Securitization Law and any lien that may be granted under the basic documents) and, to the extent necessary, the trustee;

•	on the issuance date, under the laws of the State of West Virginia and the United States in effect on such date:

•

the financing order pursuant to which the rights and interests of the seller, including the right of WPCo and any successor to impose, charge and collect the CRR charges, and to which the CRR property transferred on such date have been created, is final and non-appealable and is in full force and effect;

•

as of the issuance of the CRR bonds, the CRR bonds are entitled to the protection of the Securitization Law and, accordingly, the financing order, the CRR charges and the issuance advice letter are not revocable by the West Virginia Commission;

•

as of the issuance of the CRR bonds, the CRRC Schedule has been filed and is in full force and effect and is not subject to modification by the West Virginia Commission except as provided under § 24-2-4h(k) of the Securitization Law;

•

the process by which the financing order creating the CRR property transferred on such date was adopted and approved, and the financing order, the CRRC Schedule and the issuance advice letter comply with all applicable laws, rules and regulations;

•

the issuance advice letter has been provided to the West Virginia Commission in accordance with the issuance advice letter procedure outlined in the financing order creating the CRR property transferred on such date and an officer of the seller has provided the certification to the West Virginia Commission required by the issuance advice letter; and

•

no other approval, authorization, consent, order or other action of, or filing with any governmental authority is required in connection with the creation of the CRR property transferred on such date, except those that have been obtained or made;

•

under the laws of the State of West Virginia in effect on the issuance date, pursuant to § 24-2-4h(s)(1) of the Securitization Law, the State of West Virginia has pledged to and agrees with the CRR bondholders, assignees and financing parties under the financing order that the State of West Virginia will not take or permit any action that impairs the value of the CRR property under the financing order or revises the consumer rate relief costs for which recovery is authorized under the financing order, except as allowed under § 24-2-4h(k) of the Securitization Law, reduce, alter, or impair CRR charges that are imposed, charged, collected or remitted for the benefit of the CRR bondholders, assignees and financing parties under the financing order, until any principal, interest and redemption premium in respect of the CRR bonds, all financing costs and all amounts to be paid to any assignee or financing party under an ancillary agreement are paid or performed in full;

•

under the contract clauses of the United States and West Virginia Constitutions, the state pledge constitutes a contractual relationship between the CRR bondholders and the State of West Virginia, and the State of West Virginia could not, absent a demonstration that such action was necessary to serve a significant and legitimate public purpose, repeal or amend the Securitization Law nor could the State of

West Virginia (or the West Virginia Commission in exercising its legislative powers) take any action in contravention of the state pledge if the repeal or amendment, or the action, would substantially impair the value of the CRR property;

•

Under the takings clauses of the United States and West Virginia Constitutions, the State of West Virginia could not repeal or amend the Securitization Law or take any other action in contravention of the state pledge without paying just compensation to the bondholders, as determined by a court of competent jurisdiction, if doing so would constitute a permanent appropriation of a substantial property interest of the bondholders in the CRR property or substantially impair the value of the CRR property so as to unduly interfere with the reasonable expectations of the bondholders arising from their investments in the CRR bonds; there is no assurance, however, that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal and interest on the CRR bonds;

•

as of the issuance date, based upon the information available to the seller on such date, the assumptions used in calculating the CRR charges are reasonable and are made in good faith; however, notwithstanding the foregoing, the seller makes no representation or warranty, express or implied, that amounts actually collected arising from those CRR charges will in fact be sufficient to meet the payment obligations on the related CRR bonds or that the assumptions used in calculating such CRR charges will in fact be realized;

•

upon the effectiveness of the financing order, the completion of the issuance advice letter procedure, the transfer of the CRR property pursuant to the sale agreement and the pledge of the CRR property to the trustee pursuant to the indenture:

•

the rights and interests of the seller under the financing order, including the right of WPCo and any successor to impose, charge and collect the CRR charges authorized in the financing order, become “consumer rate relief property” as defined in § 24-2-4h(b)(9) of the Securitization Law;

•	the CRR property constitutes an existing, present property right vested in us;

•

the CRR property includes (a) the property, rights and interests of the seller or an assignee in the financing order, including the right of WPCo or an assignee and any successor to impose, charge and collect CRR charges from customers, and including the right to obtain true-up adjustments, and any revenues, receipts, collections, rights to payment, payments, moneys, claims or other proceeds arising from rights and interests created under the financing order, and (b) the right of WPCo and any successor to impose, charge and collect periodic adjustments (with respect to adjustments, in the manner and with the effect provided in the servicing agreement) of such CRR charges, and the rates and other charges authorized by the financing order and any revenues, receipts, collections, claims, payments, moneys or proceeds of or arising from the CRR charges;

•

the owner of the CRR property is legally entitled to bill CRR charges and collect payments in respect of the CRR charges in the aggregate sufficient to pay the interest on and principal of the CRR bonds in accordance with the indenture, to pay upfront financing costs, the fees and expenses of servicing the CRR bonds and other ongoing financing costs, to replenish the capital subaccount to the required capital level until the CRR bonds are paid in full; and

•

the CRR property will not be subject to any lien other than any lien created in favor of the trustee for the benefit of the secured parties pursuant to the indenture and perfected pursuant to § 24-2-4h(o)(4) of the Securitization Law or any lien that may be granted under the basic documents;

•

as of the date of issuance, the information describing the seller under the caption “The Depositor, Seller, Initial Servicers and Sponsor” in this prospectus is true and correct in all material respects;

•	after giving effect to the sale of the CRR property under the sale agreement, WPCo:

•	is solvent and expects to remain solvent;

•	is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

•	is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital;

•	reasonably believes that it will be able to pay its debts as they become due; and

•	is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity; and

•

there is no order by any court providing for the revocation, alteration, limitation or other impairment of the Securitization Law, the financing order, the issuance advice letter, the CRR property or the CRR charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the financing order.

The seller will not make any representation or warranty, express or implied, that billed charges will be actually collected from customers.

Certain of the representations and warranties that the seller makes in the sale agreement involve conclusions of law. The seller makes those representations and warranties not on the basis that the seller purports to be a legal expert or to be rendering legal advice, but rather to reflect the parties’ good faith understanding of the legal basis on which the parties are entering into the sale agreement and the other basic documents and the basis on which the CRR bondholders are purchasing the CRR bonds, and to reflect the parties’ agreement that, if such understanding turns out to be incorrect or inaccurate, the seller will be obligated to indemnify us and its permitted assigns (to the extent required by and in accordance with the sale agreement), and that we and along with seller’s permitted assigns will be entitled to enforce any rights and remedies under the basic documents, on account of such inaccuracy to the same extent as if the seller had breached any other representations or warranties thereunder.

The representations and warranties made by the seller will survive the execution and delivery of the sale agreement. The seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date including by means of any legislative enactment, constitutional amendment or voter initiative that renders any of the representations or warranties untrue.

WPCo’s Covenants

In the sale agreement, WPCo will make the following covenants:

•

So long as the CRR bonds are outstanding, WPCo (a) will keep in full force and effect its existence and remain in good standing under the laws of the jurisdiction of its organization; (b) will obtain and preserve its qualification to do business in each jurisdiction in which it operates, in each case to the extent that in each such jurisdiction such existence or qualification is or shall be necessary to protect the validity and enforceability of the sale agreement, the other basic documents to which it is a party and each other instrument or agreement necessary or appropriate to the proper administration of the sale agreement and the transactions contemplated hereby or to the extent necessary for it to perform its obligations thereunder and (c) will continue to operate its electric transmission and distribution system to provide service to the WPCo customers (or, if transmission and distribution are split, to provide wire service directly to the WPCo customers);

•

Except for the conveyance under the sale agreement or any lien pursuant to the indenture, or otherwise under the Securitization Law, in favor of the trustee for the benefit of the CRR bondholders and any lien that may be granted under the basic documents the seller will not sell, pledge, assign or transfer, or grant, create, incur, assume or suffer to exist any lien on, any of the CRR property, or any interest therein, and the seller will defend the right, title and interest of us and of the trustee on behalf of the

CRR bondholders, in, to and under the CRR property against all claims of third parties claiming through or under the seller. WPCo also covenants that, in its capacity as seller, it will not at any time assert any lien against, or with respect to, any of the CRR property;

•

In the event that the seller receives any CRR charge collections or other payments in respect of the CRR charges or the proceeds thereof other than in its capacity as a servicer, the seller agrees to pay to the servicers, on behalf of us, all payments received by it in respect thereof as soon as practicable after receipt thereof. Prior to such remittance to the servicers by the seller, the seller agrees that such amounts are held by it in trust for us and the trustee;

•

The seller will notify us and the trustee promptly after becoming aware of any lien on any of the CRR property, other than the conveyance under the sale agreement and any lien pursuant to the basic documents, including the lien in favor of the trustee for the benefit of the CRR bondholders;

•

The seller agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the trustee’s interests in the CRR property or under the basic documents to which the seller is a party or the seller’s performance of its obligations under the basic documents to which it is a party;

•	So long as any of the CRR bonds are outstanding, the seller will:

•

treat the CRR property as our property for all purposes other than for financial reporting, state or federal regulatory or tax purposes, and treat the CRR bonds as debt for all purposes and specifically as our debt, other than for financial reporting, state or federal regulatory or tax purposes;

•

solely for the purposes of U.S. federal taxes and, to the extent consistent with applicable state, local and other tax law, for purposes of state, local and other taxes, the seller agrees to treat the CRR bonds as indebtedness of the seller (as the sole owner of us) secured by the CRR bond collateral unless otherwise required by appropriate taxing authorities;

•

disclose in its financial statements that we and not the seller are the owner of the CRR property and that our assets are not available to pay creditors of the seller or its affiliates (other than us);

•	not own or purchase any CRR bonds; and

•	disclose the effects of all transactions between the seller and us in accordance with generally accepted accounting principles.

•	The seller agrees that, upon the sale by the seller of CRR property to us pursuant to the sale agreement:

•

to the fullest extent permitted by law, including, applicable West Virginia Commission regulations and the Securitization Law, we will have all of the rights originally held by the seller with respect to the CRR property, including the right (subject to the terms of the servicing agreement) to exercise any and all rights and remedies to collect any amounts payable by any customer in respect of the CRR property, notwithstanding any objection or direction to the contrary by the seller (and the seller agrees not to make any such objection or to take any such contrary action); and

•

any payment by any customer directly to us shall discharge such customer’s obligations, if any, in respect of the CRR property to the extent of such payment, notwithstanding any objection or direction to the contrary by the seller.

•	So long as any of the CRR bonds are outstanding:

•

in all proceedings relating directly or indirectly to the CRR property, the seller shall affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial reporting or tax purposes);

•

the seller shall not make any statement or reference in respect of the CRR property that is inconsistent with our ownership interest (other than for financial accounting or tax purposes or as required by state or federal regulatory purposes);

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the seller shall not take any action in respect of the CRR property except solely in its capacity as a servicer thereof pursuant to the servicing agreement or as otherwise contemplated by the basic documents;

•

the seller shall not sell “consumer rate relief property” or other property similar to the CRR property under a separate “financing order” in connection with the issuance of additional bonds under the Securitization Law or similar law of the State of West Virginia unless the rating agency condition shall have been satisfied; and

•

neither the seller nor we will take any action, file any tax return, or make any election inconsistent with the treatment of us, for purposes of federal taxes and, to the extent consistent with applicable state, local and other tax law, for purposes of state, local and other taxes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner of us).

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The seller will execute (if applicable) and file such filings, including, without limitation, filings with the Secretary of State of the State of West Virginia pursuant to the Securitization Law, and cause to be executed (if applicable) and filed such filings, all in such manner and in such places as may be required by law to fully preserve, maintain, protect and perfect our ownership interest and backup precautionary security interest pursuant to the sale agreement in, and the trustee’s first priority security interest in, the CRR property, including all filings required under the Securitization Law and the Uniform Commercial Code relating to the transfer of the ownership of the rights and interests in the CRR property by the seller to us or the pledge of our interest in the CRR property to the trustee. The seller will deliver or cause to be delivered to us and the trustee file-stamped copies of, or filing receipts for, any documents filed as provided above, as soon as available following such filing. The seller will institute any action or proceeding necessary to compel performance by the West Virginia Commission, the State of West Virginia or any of their respective agents of any of their obligations or duties under the Securitization Law, the financing order or any issuance advice letter. The seller also will take those legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case, as may be reasonably necessary (a) to protect us, the CRR bondholders and the trustee from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the seller in the sale agreement and (b) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Law, the financing order, any issuance advice letter or the rights of CRR bondholders by legislative enactment or constitutional amendment that would be materially adverse to us, the trustee or the CRR bondholders or which would otherwise cause an impairment of our rights or those of the CRR bondholders and the trustee. The costs of any such actions or proceedings will be payable by the seller;

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Even if the sale agreement or the indenture is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the CRR bonds or any other amounts owed under the indenture, petition or otherwise invoke or cause us to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against us under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of us or any substantial part of our property, or ordering the winding up or liquidation of our affairs;

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So long as any of the CRR bonds are outstanding, the seller will, and will cause each of its subsidiaries to, pay all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on CRR property; provided that no such tax need be paid if the seller or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles;

•	The seller will not withdraw any issuance advice letter provided to the West Virginia Commission;

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Promptly after a responsible officer of the seller obtains knowledge of any breach in any material respect (without regard to any materiality qualifier contained in such representation, warranty or covenant) of its representations, warranties or covenants in the sale agreement, the seller will promptly notify us, the trustee, the West Virginia Commission and the rating agencies in writing of the breach;

•	The seller will use the proceeds of the sale of the CRR property in accordance with the financing order and the Securitization Law;

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Upon request by us, the seller shall execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out the provisions and purposes of the sale agreement; and

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If the seller becomes a party to (x) any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables owing from WPCo customers (a “Future Receivables Arrangement”) or (y) any future sale agreement where seller (1) sells additional consumer rate relief property or similar property to be created under a separate financing order and (2) acts as servicer for such consumer rate relief property, or similar property, consisting of nonbypassable charges payable by the WPCo customers comparable to those sold by the seller pursuant to the sale agreement, in connection with a separate issuance of bonds (a “Future Sale Arrangement”), then in each case:

(a) the terms of the documentation evidencing any such Future Receivables Arrangement or Future Sale Arrangement shall expressly exclude the CRR property from any receivables or other assets pledged or sold under such Future Receivables Arrangement or Future Sale Arrangement; and

(b) the seller and the other parties to such Future Receivables Arrangement or Future Sale Arrangement, as applicable, shall enter into an amendment or joinder to the receivables intercreditor agreement or CRR property intercreditor agreement, as applicable, or enter into a separate intercreditor agreement, in connection therewith.

WPCo’s Obligation to Indemnify Us and the Trustee and to Take Legal Action

Under the sale agreement, WPCo is obligated to indemnify us and the trustee (for itself and on behalf of the bondholders) and each of our and the trustee’s officers, directors, employees, trustees, managers and agents for, and defend and hold harmless each such person from and against:

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any and all taxes (other than any taxes imposed on the CRR bondholders solely as a result of their ownership of the CRR bonds) that may at any time be imposed on or asserted against any of those persons under existing law as of the issuance date as a result of the sale of the CRR property by the seller to us, the acquisition or holding of the CRR property by us, or the issuance and sale by us of the CRR bonds, our acquisition or holding of the CRR property, or the issuance and sale by us of the CRR bonds, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes but excluding any taxes imposed as a result of a failure of such person to withhold or remit taxes with respect to payments on any CRR bond, in the event and to the extent such taxes are not recoverable as ongoing financing costs, it being understood that the CRR bondholders will be entitled to enforce their rights against the seller under the indemnification provision of the sale agreement solely through a cause of action brought for their benefit by the trustee in accordance with the terms of the indenture; and

•

any and all amounts of principal and interest on the CRR bonds not paid when due or when scheduled to be paid in accordance with their terms and the amounts of any deposits by or to us required to have been made in accordance with the terms of the basic documents or the financing order which are not made when so required and any and all other liabilities, obligations, losses, claims, damages, payments, costs or expenses of any kind whatsoever.

However, WPCo is not required to indemnify the trustee or related parties against any liabilities, obligations, claims, damages, payments, costs or expenses incurred by them through their own willful misconduct, bad faith or gross negligence. WPCo is not required to indemnify a party for any amount paid or payable by such party in the settlement of any action, proceeding or investigation without the prior written consent of WPCo which consent shall not be unreasonably withheld.

These indemnification obligations will rank equally in right of payment with other general unsecured obligations of WPCo.

The sale agreement will also require WPCo to institute any action or proceeding necessary to compel performance by the West Virginia Commission, the State of West Virginia or any of their respective agents, of any of their obligations or duties under the Securitization Law, the financing order or the issuance advice letter. Except for the foregoing and subject to WPCo’s further covenant to fully preserve, maintain and protect our interests in the CRR property, WPCo will not be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its obligations under the sale agreement.

Successors to WPCo

Any entity (a) into which the seller may be merged, converted or consolidated (by operation of law or otherwise) and which is a “Successor” (as defined in the Securitization Law), (b) that may result from any merger, conversion or consolidation to which the seller shall be a party and which is a Successor, (c) that may succeed to the properties and assets of the seller substantially as a whole and which is a Successor, (d) which is a successor entity resulting from the division of the seller into two or more entities and which is a Successor, or (e) which is otherwise a Successor who succeeds to all or substantially all of the electric transmission and distribution business of the seller in the State of West Virginia (or, if the transmission and distribution business is split, any entity which provides wire service directly to WPCo customers), in each case which executes an agreement of assumption to perform all obligations of WPCo under the sale agreement shall assume the rights and obligations of WPCo under the sale agreement. So long as the conditions of any such assumption are met, WPCo will automatically be released from its obligations under the sale agreement. Such conditions include that:

•

immediately after giving effect to such transaction, no representation, warranty or covenant made in the sale agreement by WPCo will have been breached in any material respect, and no servicer default, to the extent that WPCo is a servicer, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing;

•	the successor must execute an agreement of assumption to perform all of the obligations of the seller under the sale agreement;

•

officers’ certificates and opinions of counsel stating that all filings by WPCo and us have been executed or filed as necessary to preserve and protect all of our and the trustee’s respective interests in all of the CRR property or stating that no action will be necessary to protect such interest will have been delivered to us, the trustee and the rating agencies; and

•

opinions of independent tax counsel stating that, for U.S. federal income tax purposes, such consolidation, conversion, merger, division or succession and such agreement of assumption will not result in a material U.S. federal income tax consequence to us or the CRR bondholders will have been delivered to us, the trustee, the ratings agencies and the West Virginia Commission; and

•	the rating agencies will have received prior written notice of the transaction.

Amendment

The sale agreement may be amended from time to time (without the consent of the trustee or any of the CRR bondholders) by a written amendment duly executed and delivered by each of the seller and us with ten (10) business days’ prior written notice given to the rating agencies and, if the contemplated amendment may in the judgment of the servicers increase ongoing financing costs, the consent or deemed consent of the West Virginia Commission, pursuant to the terms of the indenture, to (a) cure any ambiguity, to correct or supplement any provisions in the sale agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the sale agreement or of modifying in any manner the rights of the CRR bondholders; provided, however, that we and the trustee shall receive an officer’s certificate stating that the execution of such amendment shall not adversely affect in any material respect the interests of any CRR bondholder or (b) conform the provisions hereof to the description of the sale agreement in this prospectus. Promptly after the execution of any such amendment or consent, we will furnish copies of such amendment or consent to each of the rating agencies.

In addition, the sale agreement may be amended in writing by the seller and us with: (a) the satisfaction of the rating agency condition, and (b) if such amendment may in the judgment of the servicers increase ongoing financing costs, the consent of the West Virginia Commission pursuant to the terms of indenture; provided that any such amendment may not adversely affect the interest of any CRR bondholders, in any material respect, as evidenced by an officer’s certificate of the seller as delivered to us and the trustee, without the consent of both the holders of a majority of the CRR bonds and the holders of a majority of the APCo Bonds.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicers will undertake to service the CRR property. We have filed the form of the servicing agreement with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and we urge you to read such document in its entirety.

Servicing Procedures

The servicers, as our agents, will manage, service, administer, and make collections in respect of the CRR property according to the terms of the servicing agreement. WPCo, as the initial servicer of the CRR bonds, will bill and collect the CRR charges from its customers and APCo, as the initial subservicer, will bill and collect the CRR charges from its customers. While the servicers have shared responsibilities under the servicing agreement, WPCo as the initial servicer will initially perform all primary duties with respect to the CRR bonds under the servicing agreement. The servicers’ duties will include:

1.	management, servicing and administration of the CRR property;

2.	obtaining meter reads, calculating usage, billing, collections and posting of all payments in respect of the CRR property (including the CRR charges);

3.	responding to inquiries by customers, the West Virginia Commission, or any other governmental authority with respect to the CRR property (including the CRR charges);

4.	delivering bills to customers;

5.	investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to us), processing and depositing collections and making periodic remittances;

6.	furnishing periodic reports to us, the trustee and the rating agencies;

7.

ensuring all required filings are made with the West Virginia Commission and taking such other action as may be necessary to perfect our ownership interests in, and the trustee’s first priority lien on and security interest in, the CRR property;

8.

ensuring all filings are made and such other actions are taken as may be necessary to perfect and maintain the perfection and priority of the trustee’s lien on and security interest in all CRR bond collateral;

9.	selling, as our agents, as their interests may appear defaulted or written-off accounts in accordance with each applicable servicer’s usual and customary practices;

10.	taking all necessary action in connection with the true-up adjustments

11.

ensuring that any and all tax surcharges or tax adjustments billed by it to customers on account of the CRR charges or which are otherwise included in the CRR charges are paid to the appropriate taxing authority; and

12.	performing such other duties as may be specified under the financing order to be performed by the servicers.

Each servicer is required to notify us, the trustee and the rating agencies in writing if it becomes aware of any requirements of law or West Virginia Commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. Each servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.

In addition, upon our reasonable request or the reasonable request of the trustee or any rating agency, each servicer will provide to us, the trustee, the applicable rating agency or the West Virginia Commission, public financial information or any material information regarding the CRR property to the extent it is reasonably available to such servicer, as may be reasonably necessary and permitted by law to enable us, the trustee or the rating agencies to monitor such servicer’s performance (provided, however, that any such request by the trustee will not create an obligation for the trustee to monitor such servicer’s performance) and, so long as any CRR bonds are outstanding, within a reasonable time after written request thereof, any information available to such servicer or reasonably obtainable by it without undue cost or burden that is necessary to calculate the CRR charges applicable to each customer class. The servicers will also prepare the reports required under the servicing agreement, including a semi-annual servicer’s certificate, an annual compliance certificate, and an annual accountant’s and any reports required to be filed by us with the SEC. The servicers will cause to be delivered required opinions of counsel to the effect that all filings necessary to preserve and protect the interests of the trustee in the CRR property have been made.

Servicing Standards and Covenants

The servicing agreement will require each servicer, in servicing and administering the CRR property, to employ or cause to be employed procedures and exercise or cause to be exercised the same care and diligence it customarily employs and exercises with respect to similar assets for its own account and, if applicable, for others.

The servicing agreement will require the servicers to jointly:

1.

manage, service, administer and make collections in respect of the CRR property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the West Virginia Commission, using the same degree of care and diligence that such service exercises with respect to similar assets for its own account, and if applicable, for others;

2.

follow customary standards, policies and procedures in performing its duties that are customary in the electric transmission and distribution industry in the State of West Virginia in performing its duties as a servicer;

3.	use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the CRR property and to bill and collect the CRR charges;

4.	comply with all requirements of law including all applicable regulations of the West Virginia Commission applicable to and binding on it relating to the CRR property;

5.

ensure filing of all West Virginia notices described in the Securitization Law and filing and maintenance of the effectiveness of the Uniform Commercial Code financing statements with respect to the CRR property; and

6.	take such other action on our behalf to ensure that the lien of the trustee on the CRR bond collateral remains perfected and of first priority.

Each servicer shall follow such customary and usual practices and procedures as it shall deem necessary or advisable in its servicing of all or any portion of the CRR property, which, in such servicer’s judgment, may include the taking of legal action, at our expense but subject to the priority of payments set forth in the indenture.

Each servicer is responsible for instituting any proceeding to compel performance by the State of West Virginia or the West Virginia Commission of their respective obligations under the Securitization Law, the financing order, any issuance advice letter, any true-up adjustment or any tariff. Each servicer is also responsible for instituting any proceeding or administrative actions as may be reasonably necessary to block or overturn any attempts to cause a repeal of, modification of, judicial invalidation of, or supplement to, the Securitization Law or the financing order which would be detrimental to the interests of the CRR bondholders or which would cause an impairment of the rights of us or the CRR bondholders. In any proceedings related to the exercise of the power of eminent domain by any municipality to acquire a portion of a servicer’s electric distribution facilities, such servicer shall assert that the court ordering such condemnation must treat such municipality as a successor to such servicer under the Securitization Law and financing order. The servicing agreement also designates each servicer as a custodian of our records and documents. The servicing agreement requires each servicer to indemnify us, our independent managers and the trustee (for itself and for your benefit) for any negligent act or omission relating to the servicer’s duties as custodian, except in the case of willful misconduct, bad faith or negligence of us, any independent manager or the trustee. The servicing agreement also requires each servicer to indemnify customers for any loss that results from such servicer’s breach of the servicing agreement.

CRR Charge Adjustment Process

Mandatory True-Ups. Among other things, the servicing agreement will require the servicers to file true-up adjustment requests at least annually to correct any under-collections or over-collections and to ensure the projected recovery of amounts sufficient to provide full and timely payment of principal and interest on the CRR bonds and all other financing costs (including any necessary replenishment of the capital subaccount). For more information on the true-up process, please read “The Financing Order—True-Ups.” These adjustment requests are to be based on actual collected CRR charges and updated assumptions by the servicers as to projected future usage during the next period, expected delinquencies and write-offs and future payments and expenses relating to the CRR property and the CRR bonds. The servicers agree to calculate these adjustments to:

•	correct any under-collections or over-collections; and

•

to ensure the projected recovery of amounts sufficient to provide full and timely payment of the scheduled principal of and interest on the CRR bonds and all other financing costs (including any necessary replenishment of the capital subaccount), consistent with the methodology described in the financing order.

In connection with each true-up adjustment, the servicers will also determine the adjusted consumer rate relief charge for the CRR bonds and the APCo Bonds and the joint consumer rate relief charge rate allocated to each customer class, which for each customer class will equal the sum of the standalone charge rates separately calculated for that customer class for the CRR bonds and for the APCo Bonds, and will calculate the resulting consumer rate relief charges for the CRR bonds and the APCo Bonds by applying the joint consumer rate relief charge rate for each customer class to the applicable energy (kWh) or demand (kW) billing units in accordance with the CRR rate schedule for the CRR bonds and the APCo Bonds, in accordance with the CRR property intercreditor agreement. The servicers will agree to file adjustment requests on each calculation date for us as specified in the servicing agreement. In accordance with the financing order, the West Virginia Commission staff has 15 days to review the adjustments. The adjustments to the CRR charges are expected to occur on each applicable adjustment date.

Nonstandard True-Up Adjustments and Filings. In the event that (a) the servicers collectively experience or anticipate a change of 10% or more in the billing determinants for the allocations of the CRR Revenue Groups, including but not limited to the consumption of electricity or (b) the servicers otherwise jointly determine that a nonstandard true-up adjustment is required due to significant changes from historical conditions of operation, the servicers will:

•	Recalculate the CRR charges to reallocate them among CRR Revenue Groups as set forth in the financing order;

•

Initiate a proceeding with the West Virginia Commission to determine new allocation factors and make all required public notices and other filings with the West Virginia Commission to implement the revised CRR charges and the revised consumer rate relief charges for the CRR bonds and the APCo Bonds, respectively, determined in accordance with the CRR property intercreditor agreement in a timely manner; and

•	Take all reasonable actions and efforts to implement the nonstandard true-up adjustment and to enforce the provisions of the Securitization Law and the financing order.

Mandatory Interim True-Ups. The servicers must also make mandatory interim true-up adjustments within 30 days of  each year and, beginning 12 months prior to the scheduled final payment date for the last maturing tranche of CRR bonds, within 30 days of the dates that are 12, nine, six and three months prior to the scheduled final payment date for the last maturing tranche of CRR bonds and every 3 months after that until the retirement of the last WPCo CRR bonds. To implement these mandatory true-ups the servicers shall:

•	update the data and assumptions underlying the CRR charges;

•	determine the payment and billing requirements of the relevant calculation period as set forth in the servicing agreement and the indenture based on the new assumptions; and

•

project whether, based on the updated data and requirements, the existing and projected CRR charge collections (taking into account the APCo issuing entity’s portion of the consumer rate relief charges) and the available funds in the excess funds subaccount will be sufficient to make on a timely basis all scheduled payments of periodic principal and interest in respect of each outstanding tranche of CRR bonds (during the relevant calculation period) and pay other ongoing financing costs on a timely basis and maintain the capital subaccount at the required level

Additional Interim True-Ups. In addition to the other true-up adjustments described above, the servicers may implement an additional interim true-up (in the same manner as provided for Mandatory Interim True-Ups) at any time if the servicers forecast that CRR charge collections during the current or next calculation period (as determined under the servicing agreement and indenture) will be insufficient (a) to make scheduled payments of periodic principal and interest due under the CRR bonds on a timely basis during the relevant period, (b) to pay other ongoing financing costs on an ongoing basis and (c) to replenish draws on the capital subaccount.

Allocation of True-Up Responsibility Between Servicers. The servicers generally act jointly in performing their obligations and exercising their rights under the servicing agreement, and are jointly and severally liable for any defaults under the servicing agreement. However, if the servicers fail to agree on joint action, take conflicting actions or issue conflicting instruction performing their obligations under the servicing agreement, then WPCo will have the authority and responsibility to act on behalf of both servicers for such matter.

Remittances to Joint Collection Account

Each servicer will remit estimated collection payments on the CRR charges to the joint collection account each business day. For a description of the allocation of the deposits between us and the APCo issuing entity and the transfer of the WPCo transfer amount from the joint collection account to the payment account, please read “Description of the CRR Bonds—The Payment Account for the CRR Bonds” in this prospectus, and for a description of the allocation of amounts in the payment account, please read “Description of the CRR Bonds—How Funds in the Payment Account Will Be Allocated” in this prospectus. Until CRR charge collections are remitted to the joint collection account, neither servicer will be required to segregate those amounts from its general funds. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or a Servicer” in this prospectus.

Each servicer will remit to the joint collection account CRR charge collections based on its estimated system-wide charge-off percentage and the average number of days outstanding of bills. On or before the twenty-fifth calendar day of each month (or, if such day is not a servicer business day, on the next servicer business day), each servicer will reconcile, in the monthly servicers’ certificate, remittances of estimated payments arising from CRR charges for the immediately preceding calendar month with actual CRR charge payments received by such servicer to more accurately reflect the amount of billed CRR charges that should have been remitted, based on the amounts actually received. To the extent the remittances from one or both servicers of estimated payments arising from the CRR charge exceed the amounts that should have been remitted based on actual system-wide charge-offs, the applicable servicer will be entitled either to withhold the portion of the excess amount attributed to such servicer from any subsequent remittance to the joint collection account or to receive an immediate payment from the excess funds subaccount of the payment account in an amount equal to such servicer’s portion of the excess remittance multiplied by our percentage interest in the joint collection account as of the date of the applicable monthly servicers’ certificate (determined in the same manner as for the WPCo transfer amount) (so long as such payment would not cause the amounts on deposit in the excess funds subaccount to be insufficient to pay the next installment of interest on the CRR bonds or any principal due at maturity on the next payment date or upon an acceleration on or before the next payment date). If amounts are transferred from the joint collection account to the payment account in excess of the amount properly allocable to us as a result of an error in the calculation or implementation of an WPCo transfer amount or APCo transfer amount, the servicers may instruct the trustee to return the excess, solely from amounts then on deposit in the general subaccount, to the joint collection account for proper allocation and transfer in accordance with the CRR property intercreditor agreement and the servicing agreement, as described under “Wheeling Consumer Rate Relief Funding LLC, The Issuing Entity—Intercreditor Agreements” in this prospectus, and each servicer will cooperate with the other servicer in respect of, and take all actions reasonably necessary to implement, any such transfer. Please read “Description of the CRR Bonds—The Payment Account for the CRR Bonds” in this prospectus. To the extent the remittances of estimated payments arising from the CRR charges are less than the amount that should have been remitted, each applicable servicer will remit the portion of the amount of the shortfall attributed to such servicer to the joint collection account within five servicer business days after delivery of the monthly servicers’ certificate. Although each servicer will remit estimated payments arising from the CRR charges to the joint collection account, such servicer is not obligated to make any payments on the CRR bonds.

In the event that a servicer makes changes to its current computerized customer information system which would allow such servicer to track actual CRR charge payments and/or otherwise monitor payment and collection activity more efficiently or accurately than is being done today, the servicing agreement will allow such servicer to substitute actual remittance procedures for the estimated remittance procedures described above and otherwise modify the remittance procedures described above as may be appropriate in the interests of efficiency, accuracy, cost and/or system capabilities. However, the applicable servicer will not be allowed to make any modification or substitution that will materially adversely affect the CRR bondholders. The applicable servicer must also give written notice to us, the trustee and the rating agencies of any such computer system changes no later than 60 business days after the date on which all retail customer accounts are billed on the new system.

Servicer Compensation

WPCo as the initial servicer will be entitled to receive an annual servicing fee until the retirement of the CRR bonds in an amount equal to:

•	0.10% of the aggregate initial principal amount of the CRR bonds; or

•

if neither WPCo nor any of its or APCo’s affiliates is a servicer, an amount agreed upon by the successor servicer and the trustee, provided that any amount in excess of 0.25% of the aggregate initial principal amount of all outstanding CRR bonds must be approved by the West Virginia Commission.

In consideration for its services under the servicing agreement and under the separate APCo issuance’s servicing agreement, until the retirement of the CRR bonds, APCo, as subservicer, will receive an annual servicing fee pursuant to the terms of such separate APCo issuance’s servicing agreement.

If the consumer rate relief bonds issued pursuant to the APCo issuance are retired prior to the retirement of the CRR bonds, the servicing fee will thereafter be payable to the servicers as follows:

•

for so long as WPCo or an affiliate of WPCo is a servicer, to WPCo as the servicer, an amount equal to (x) 0.10% multiplied by (y) the aggregate initial principal amount of all CRR bonds multiplied by (z) the WPCo Proportion;

•

for so long as APCo or an affiliate of APCo is a servicer, to APCo as the subservicer, an amount equal to (x) 0.10% multiplied by (y) the aggregate initial principal amount of all CRR bonds multiplied by (z) the APCo Proportion; and

•

if WPCo, APCo or any of their respective affiliates is not a servicer, an amount agreed upon by the successor servicer and the trustee, acting at the direction of a majority of the CRR bondholders, except that any amount in excess of 0.25% of the aggregate initial principal amount of all CRR bonds must be approved by the West Virginia Commission.

The applicable servicing fee shall be paid to each applicable servicer by the trustee, semi-annually, with half of the applicable servicing fee being paid on each payment date (which amount will be pro-rated for the first and final payment date) in accordance with the priorities of payment set forth in indenture.

In addition, each servicer shall be entitled to be reimbursed by us for filing fees and fees and expenses for printing, attorneys, accountants or other professional services retained by, and other incremental out-of-pocket third-party costs of, incurred for us and paid for by such servicer (or procured by such servicer on behalf of us and paid for by such servicer) to meet our obligations under the basic documents. The servicing fee for the CRR bonds, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be paid solely to the extent funds are available therefor as described under “Description of the CRR Bonds—How Funds in the Payment Account Will Be Allocated” in this prospectus. The servicing fee for the CRR bonds will be paid prior to the payment of or provision for any amounts in respect of interest on and principal of the CRR bonds.

WPCo’s and APCo’s Representations and Warranties as Servicers

In the servicing agreement, each servicer will represent and warrant, as of the issuance date of the CRR bonds or as of such other dates as expressly provided below, among other things, that:

1.

WPCo is duly organized and validly existing under the laws of the State of West Virginia. APCo is duly organized and validly existing under the laws of the State of West Virginia. Each servicer is in good standing under the laws of the State of West Virginia, with the requisite corporate or other power and authority to own its properties as such properties are owned on the issuance date and to conduct its business as such business is conducted by it on the issuance date, and to execute, deliver and carry out the terms of the servicing agreement and the intercreditor agreements, and had at all relevant times, and has, the requisite power, authority and legal right to service the CRR property and to hold the CRR property records as custodian;

2.

each servicer is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the CRR property as required by the servicing agreement and the intercreditor agreements) shall require such qualifications, licenses or approvals (except where the failure to so qualify would not be reasonably likely to have a material adverse effect on such servicer’s business, operations, assets, revenues or properties or to its servicing of the CRR property);

3.

the execution, delivery and performance of the servicing agreement and the intercreditor agreements have been duly authorized by all necessary action on the part of each servicer under each servicer’s respective organizational or governing documents and laws;

4.

each of the Servicing Agreement and each intercreditor agreement constitutes a legal, valid and binding obligation of each servicer enforceable against the servicers in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law;

5.

the consummation of the transactions contemplated by the servicing agreement and the intercreditor agreements and the fulfillment of the terms of each such transaction will not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the organizational documents of either servicer, or any indenture or other agreement or instrument to which either servicer is a party or by which it or any of its property is bound, nor (a) result in the creation or imposition of any lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than any lien or security interest that may be granted under the basic documents or any lien created pursuant to § 24-2-4h(o) of the Securitization Law); or (b) violate any existing law or any existing order, rule or regulation applicable to either servicer of any governmental authority having jurisdiction over such servicer or its properties;

6.

there are no proceedings pending and, to each servicer’s knowledge, there are no proceedings threatened and no investigations pending or threatened, in either case before any governmental authority having jurisdiction over either servicer or its properties involving or relating to either servicer or us or, to each servicer’s knowledge, any other person: (a) asserting the invalidity of the servicing agreement or any of the other basic documents; (b) seeking to prevent the issuance of the CRR bonds or the consummation of any of the transactions contemplated by the servicing agreement or any of the other basic documents; (c) seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by either servicer of its obligations under, or the validity or enforceability of, the servicing agreement, any of the other basic documents or the CRR bonds; or (d) seeking to adversely affect the U.S. federal income tax or state income or franchise tax classification of the CRR bonds as debt;

7.

no governmental approval, authorization, consent, order or other action of, or filing with, any governmental authority is required in connection with the execution and delivery by either servicer of the servicing agreement or the intercreditor agreements, the performance by either servicer of the transactions contemplated thereby or the fulfillment by such servicer of the terms of each, except those that have been obtained or made, those that such servicer is required to make in the future pursuant to the servicing agreement and the financing order and those that the servicers may need to file in the future to continue the effectiveness of any financing statement filed under the Securitization Law or the Uniform Commercial Code; and

8.

each report and certificate delivered in connection with the issuance advice letter or delivered in connection with any filing made to the West Virginia Commission by a servicer on behalf of us with respect to the CRR charges or the true-up adjustments will constitute a representation and warranty by such servicer that each such report or certificate, as the case may be, is true and correct in all material respects; provided, however, that, to the extent any such report or certificate is based in part upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of such servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance (and facts known to such servicer on the date such report or certificate is delivered).

Neither servicer is responsible for, or shall have liability as a result of, any action, decision, ruling or other determination, made or not made, or any delay (other than any delay resulting from a servicer’s failure to make any filings required to implement the true-up adjustments as required by the servicing agreement in a timely and correct manner or any breach by a servicer of its duties under the servicing agreement that materially and adversely affects the CRR property or in connection with any true-up adjustment or the approval of any revised CRR charges and the scheduled adjustments thereto) by the West Virginia Commission in any way related to the CRR property or in connection with any true-up adjustments.

Except to the extent that a servicer is liable under its indemnification obligations under the servicing agreement, such servicer shall have no liability relating to the calculation of any revised CRR charges and the scheduled adjustments thereto, including as a result of any inaccuracy of any of the assumptions made in such calculation regarding expected energy or demand usage volume and the weighted average days outstanding, write-offs and our estimated expenses and fees, so long as such servicer has acted in good faith and has not acted in a grossly negligent manner in connection therewith.

Under the servicing agreement, each servicer will agree to indemnify, defend and hold harmless us, the trustee (for itself and on behalf of the CRR bondholder) and any independent manager, and each of their respective trustees, officers, directors, employees and agents against any and all liabilities, obligations, losses, damages, payments and claims, and reasonable costs or expenses, of any kind whatsoever that may be imposed upon, incurred by or asserted against any of those persons as a result of:

•	such servicer’s willful misconduct, bad faith or gross negligence in the performance of its duties or observance of its covenants under the servicing agreement or intercreditor agreements;

•	such servicer’s breach in any material respects of any of its representations and warranties contained in the servicing agreement or the intercreditor agreements that results in a servicer default; or

•	any litigation or related expenses relating to such servicer’s status or obligations as servicer (other than any proceeding such servicer is required to institute under the servicing agreement).

No servicer will be liable to any such party, however, for any costs, expenses, obligations or liabilities of any kind whatsoever resulting from the willful misconduct, bad faith or gross negligence of the party seeking indemnification or resulting from a breach of a representation or warranty made by such person seeking indemnification in any of the basic documents that gives rise to such servicer’s breach. The indemnities described above will survive any repeal of, modification of, or supplement to, or judicial invalidation of, the Securitization Law or the financing order and shall survive the resignation or removal of the trustee or any independent manager or the termination of the servicing agreement and shall include reasonable out-of-pocket fees and expenses of investigation and litigation (including reasonable attorney’s fees and expenses and reasonable fees, out of pocket expenses and costs incurred in connection with any action, claim or suit brought to enforce the trustee’s right to indemnification).

Each servicer will release us, our managers and the trustee from any and all claims whatsoever relating to the CRR property or such servicer’s servicing activities with respect thereto, other than actions, claims, and demands arising from bad faith, willful misconduct or negligence of the parties.

The Servicers Will Provide Statements to Us, the West Virginia Commission and the Trustee

Not later than five servicer business days prior to each payment date or special payment date, the servicers will jointly (or if not jointly, WPCo as servicer shall) deliver a draft of a written report to the trustee, which shall include all of the following information (to the extent applicable), with respect to such payment date or special payment date or the period since the previous payment date, as applicable:

•

the starting joint collection account balance as of the immediately preceding payment date, the transfers into and out of the joint collection account during the applicable period, the projected ending joint collection account balance as of the applicable payment date, the general subaccount balance as of the immediately preceding payment date, the transfers between the joint collection account and the general subaccount during the applicable period, investment earnings on the payment account and the projected payment account balance as of the applicable payment date;

•	the amount on deposit in the capital subaccount and the excess funds subaccount and the amount required to be in the capital subaccount as of the last payment date;

•	the amount of the payment to CRR bondholders allocable to principal, if any;

•	the amount of the payment to CRR bondholders allocable to interest;

•	the aggregate outstanding amount of the CRR bonds, before and after giving effect to any payments allocated to principal;

•	the difference, if any, between the aggregate outstanding amount of the CRR bonds and the outstanding amount specified in the expected amortization schedule;

•	any other transfers and payments to be made on such payment date or special payment date, including amounts paid to the trustee and to the servicers; and

•	the projected amounts on deposit in the payment account, the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

On or prior to each payment date or special payment date, the servicers will deliver the final written report described above to us, the West Virginia Commission and the rating agencies.

The Servicers Will Provide Assessments Concerning Compliance with the Servicing Agreement

The servicing agreement will provide that each servicer will furnish annually to us, the West Virginia Commission, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 202 or, if earlier, on the date on which WPCo’s annual report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations thereunder, certificates from responsible officers of the servicers, containing and certifying as to the statements of compliance required by Item 1122(a) (or any successor or similar items or rule) and Item 1123 containing (or any successor or similar items or rule) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the closing date of the issuance of the CRR bonds in the case of the first statement).

The servicing agreement will also provide that a firm of independent registered public accountants will furnish to us, the West Virginia Commission, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 202 , or, if earlier, on the date on which WPCo’s annual report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations thereunder, a report, a report addressed to the servicers to the effect that such firm has performed certain procedures, agreed between the servicers and such accountants, in connection with the servicers’ assessment of compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB during the immediately preceding calendar year, in accordance with paragraph (b) of Rule 13a-18 and Rule 15d-18 of the Exchange Act and Item 1122 of Regulation AB, identifying the results of such procedures and including any exceptions noted. This report, which is referred to in this prospectus as the “annual accountant’s report,” will state that the accounting firm has performed certain procedures, agreed between the servicers and such accountants, in connection with the servicers’ compliance with its obligations under Item 1122(d) of Regulation AB during the preceding calendar year, identifying the results of the procedures and including any exceptions to the procedures relating to the servicing of the CRR property.

Matters Regarding WPCo and APCo as Servicers

The servicing agreement will provide that neither WPCo nor APCo may resign from the obligations and duties imposed on it as a servicer unless it delivers an opinion of external counsel that the performance of its duties under the servicing agreement shall no longer be permissible under applicable law. A resignation by WPCo or APCo as a servicer will not become effective until a successor servicer has assumed the servicing obligations and duties of WPCo or APCo, as applicable, under the servicing agreement.

Except as expressly provided in the servicing agreement, no servicer, nor any of the directors, officers, employees or agents of any servicer will be liable to us or any other person for any action taken or for refraining from taking any action pursuant to the servicing agreement or for good faith errors in judgment. However, each servicer, its directors, officers, employees, and agents will be liable to the extent this liability is imposed by reason of their willful misconduct, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of obligations and duties under the servicing agreement. Each servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document, prima facie properly executed and submitted by any person respecting any matters under the servicing agreement.

Under the servicing agreement, a “Jurisdictional Successor” to a servicer is any “Successor” (as defined in the Securitization Law) who succeeds to all or substantially all of the electric transmission and distribution business of such servicer in the State of West Virginia (or, if the transmission and distribution business is split, any entity which provides wire service directly to WPCo customers (in the case of WPCo as a servicer) or APCo customers (in the case of APCo as a servicer)). Any Jurisdictional Successor that executes an agreement of assumption to perform all of the obligations of a servicer as set forth in the servicing agreement and the APCo issuing entity servicing agreement shall be the successor to WPCo or APCo, as applicable, under the servicing agreement without further act on the part of any of the parties to this Agreement; provided, however, that:

•

immediately after giving effect to such transaction, the representations or warranties made by such successor servicer pursuant to the servicing agreement shall be true and correct in all material respects and no servicer default and no event which, after notice or lapse of time, or both, would become a servicer default shall have occurred and be continuing;

•

such successor servicer shall have delivered to us and the trustee an officer’s certificate and an opinion of counsel from external counsel stating that such consolidation, conversion, merger, division or succession and such agreement of assumption comply with the servicing agreement and that all conditions precedent, if any, provided for in the servicing agreement relating to such transaction have been complied with;

•

such successor servicer shall have delivered to us, the trustee and the rating agencies an opinion of counsel, from external counsel of such servicer, either (a) stating that, in the opinion of such counsel, all filings to be made by the servicers, including filings with the West Virginia Commission pursuant to the Securitization Law, the financing order and the Uniform Commercial Code, have been executed (if applicable) and filed and are in full force and effect that are necessary to preserve, protect and perfect the priority of the interests of us and the liens of the trustee in the CRR property and reciting the details of such filings or (b) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interests;

•

such servicer shall have delivered to us, the trustee, the rating agencies and the West Virginia Commission an opinion of counsel from independent tax counsel stating that, for U.S. federal income tax purposes, such consolidation, conversion, merger, division or succession and such agreement of assumption will not result in a material U.S. federal income tax consequence to us or the CRR bondholders; and

•

the servicers shall have given the rating agencies prior written notice of such transaction and, if such successor servicer is not an affiliate of WPCo or APCo, the rating agency condition shall be satisfied.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement. The servicing agreement will permit a servicer to appoint any person to perform any or all of its obligations as a servicer or as a collection agent under any intercreditor agreement. However, unless the appointed person is an affiliate of WPCo or APCo, the appointment must satisfy the rating agency condition. In all cases where an agent is appointed, the applicable servicer will remain obligated and liable under the servicing agreement.

Events Constituting a Default by a Servicer

Servicer defaults under the servicing agreement if any one or more of the following events shall occur and be continuing:

1.

any failure by either servicer to remit to the joint collection account or the payment account, as applicable, on behalf of us, any required remittance that shall continue unremedied for a period of five servicer business days after the earlier of the date on which (a) written notice of such failure is received by either servicer from us or the trustee; or (b) such failure is actually known by a responsible officer of a servicer;

2.

any failure on the part of the servicers to duly observe or to perform in any material respect any covenants or agreements of the servicers as set forth in the servicing agreement (other than as provided in bullets “1.” and “3.” of this section), or any other basic document to which a servicer is a party, which failure shall (a) materially and adversely affect the rights of the CRR bondholders; and (b) continue unremedied for a period of 60 days after the earlier of the date on which (i) written notice of such failure, requiring the same to be remedied, shall have been given to a servicer by us (with a copy to the trustee) or to a servicer by the trustee or (ii) such failure is actually known by a responsible officer of a servicer;

3.

any failure in any material respect by either servicer duly to perform its obligations to implement the true-up mechanism in the time and manner set forth therein, which failure continues unremedied for a period of five servicer business days; or

4.

any representation or warranty made by a servicer in the servicing agreement or any basic document proven to have been incorrect in any material respect when made, which has a material adverse effect on the CRR bondholders and which material adverse effect continues unremedied for a period of 60 days after the earlier of the date on which (a) written notice thereof, requiring the same to be remedied, shall have been delivered to a servicer (with a copy to the trustee) by us or the trustee or (b) such failure is actually known to a responsible officer of a servicer; or

5.	certain events of bankruptcy, insolvency or liquidation of a servicer.

The Trustee’s Rights if a Servicer Defaults

In the event a servicer default under the servicing agreement remains unremedied, either the trustee, acting under the indenture may (if it is actually known by a responsible officer of the trustee) or shall upon the written instruction of the holders evidencing not less than a majority of the outstanding amount of the CRR bonds, shall, subject to the terms of the intercreditor agreements terminate all the rights and obligations of the servicers under the servicing agreement, other than the servicers’ indemnification obligations and obligations to continue performing their functions as servicers until a successor servicer is appointed. Please read “The Servicing Agreement—The Replacement of WPCo or APCo as a Servicer with a Successor Servicer” in this prospectus.

In addition, when a servicer defaults, the CRR bondholders (subject to the provisions of the indenture) and the trustee as beneficiary of any lien permitted by the Securitization Law will be entitled to:

1.	apply to the West Virginia Commission or the court of the City of Charleston, West Virginia, for sequestration and payment of revenues arising with respect to the CRR property;

2.	foreclose on or otherwise enforce the lien on and security interests in any CRR property; and

3.

apply to the West Virginia Commission for an order that amounts arising from the CRR charges be transferred to a separate account for the benefit of the secured parties in accordance with the Securitization Law.

Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or a Servicer” and “How a Bankruptcy May Affect Your Investment Decision” in this prospectus.

Waiver of Past Defaults

The trustee, acting at the written direction of the holders evidencing not less than a majority of the outstanding amount of the CRR bonds, may waive in writing any default by a servicer in the performance of its obligations in the servicing agreement and the associated consequences thereto, except where the default was due to failure by a servicer of making any required deposits to the joint collection account in accordance with the servicing agreement. Upon any such waiver of a past default, such default shall cease to exist, and any servicer default arising therefrom shall be deemed to have been remedied for every purpose of the servicing agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto. Promptly after the execution of any such waiver, the servicers shall furnish copies of such waiver to each of the rating agencies.

The Replacement of WPCo or APCo as a Servicer with a Successor Servicer.

In the event of a servicer’s removal upon an event of default or resignation, the trustee shall, upon the written direction and with the consent of the holders of at least a majority of the outstanding amount of the CRR bonds, appoint a successor servicer with our prior written consent thereto (which consent shall not be unreasonably withheld), and the successor servicer shall accept its appointment by a written assumption in form reasonably acceptable to us and the trustee (acting at the written direction of the holders of at least a majority of the outstanding amount of the CRR bonds) and provide prompt written notice of such assumption to us and the rating agencies. If a successor servicer that is not an affiliate of WPCo or APCo is appointed, the annual servicing fee may be increased to a level not to, unless the West Virginia Commission consents, exceed 0.25% of the aggregate initial principal amount of the CRR bonds, paid semi-annually.

The Obligations of a Successor Servicer

If for any reason a third party assumes or succeeds to the role of a servicer under the servicing agreement, the servicing agreement will require each predecessor servicer to cooperate with us, the trustee and the successor servicer in terminating the predecessor servicer’s rights and responsibilities under the servicing agreement, including the transfer to the successor servicer all documentation pertaining to the CRR property and all cash amounts then held by the predecessor servicer for remittance or subsequently acquired.

The servicing agreement will provide that, in the event the successor servicer is appointed as a result of a servicer default by the predecessor servicer, all reasonable costs and expenses (including reasonable attorney’s fees and expenses and reasonable fees, out of pocket expenses and costs incurred in connection with any action, claim or suit brought to enforce the trustee’s right to indemnification) incurred in connection with transferring the CRR property records to the successor servicer and amending the servicing agreement to reflect such succession as servicer pursuant to the servicing agreement shall be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. In all other cases, all reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred by a servicer in connection with transferring servicing responsibilities to the successor servicer shall be paid by us or the successor servicer from CRR charge collections available under the indenture, following presentation of reasonable documentation of such costs and expenses.

Amendment

The servicing agreement may be amended in writing by the servicers and us with ten business days’ prior written notice given to the rating agencies and the trustee, without the consent of any of the CRR bondholders (but with the consent of the West Virginia Commission if in the servicers’ judgment the amendment may increase ongoing financing costs), (a) to cure any ambiguity, to correct or supplement any provisions in the servicing agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the servicing agreement or of modifying in any manner the rights of the CRR bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate of the seller delivered to us and the trustee, adversely affect in any material respect the interests of any CRR bondholders; or (b) to conform the provisions of the servicing agreement to this prospectus. Promptly after the execution of any such amendment or consent, we will furnish copies of such amendment or consent to each of the rating agencies.

In addition, the servicing agreement may be amended in writing by the servicers and us with the satisfaction of the rating agency condition (and the consent of the West Virginia Commission if in the servicers’ judgment the amendment may increase ongoing financing costs), without the consent of a majority of the then outstanding CRR bonds, but only if the servicers deliver to us and the trustee officers certificates stating that the amendment will not adversely affect any CRR bondholder materially.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT DECISION

Challenge to True Sale Treatment. WPCo will represent and warrant that the transfer of the CRR property in accordance with the sale agreement constitutes a true and valid sale and assignment of the CRR property by WPCo to us. It will be a condition of closing for the sale of the CRR property pursuant to the sale agreement that WPCo will take the appropriate actions under the Securitization Law, including filing a notice of transfer of an interest in the CRR property, to perfect this sale. The Securitization Law provides that a transfer of CRR property by a qualifying utility to an assignee which the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, shall be treated as an absolute transfer of all the transferor’s right, title and interest, as in a “true sale” under applicable creditors’ rights principles, and not as a pledge or other financing, of the relevant CRR property. We and WPCo will treat such a transaction as a sale under applicable law. However, we expect that the CRR bonds will be reflected as debt on AEP’s consolidated financial statements. In addition, we anticipate that the CRR bonds will be treated as debt of WPCo for federal income tax purposes. See “The Securitization Law—WPCo and Other Qualifying Utilities May Securitize Consumer Rate Relief Costs and Related Financing and Ongoing Costs” and “Material U.S. Federal Income Tax Consequences.” In the event of a bankruptcy of a party to the sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the CRR property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of WPCo and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the CRR bonds.

In that regard, we note that the bankruptcy court in In re: LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate... sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.

Even if creditors did not challenge the sale of CRR property as a true sale, a bankruptcy filing by WPCo could trigger a bankruptcy filing by us with similar negative consequences for bondholders. In a recent bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171 (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy protection, along with many of its direct and indirect subsidiaries. Those subsidiaries included many entities that had been organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries as bankruptcy debtors and allowed the subsidiaries, over the objections of their own creditors, to use the creditors’ cash collateral to fund loans to the parent debtor, General Growth Properties, Inc., for its general corporate purposes. The creditors received court-determined adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of facilitation of the reorganization of a debtor.

We and WPCo have attempted to mitigate the impact of a possible recharacterization of a sale of CRR property as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable CRR property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by WPCo will be deemed to have granted to us on behalf of ourselves and the trustee a first priority security interest in all WPCo’s right, title and interest in and to the CRR property and all proceeds thereof. In addition, the sale agreement will require the filing of a financing statement describing the CRR property and the proceeds thereof in accordance with the Securitization Law. As a result of this filing, we would be a secured creditor of WPCo and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a WPCo bankruptcy. Further, if, for any reason, a proper financing statement is not filed under the Securitization Law or we fail to otherwise perfect our interest in the CRR property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of WPCo.

The Securitization Law provides that the creation, granting, perfection and enforcement of liens and security interests in the CRR property are governed by the Securitization Law and not by Article 9 of the West Virginia Uniform Commercial Code (except, as to perfection, with respect to the filing of financing statements in places specified in the West Virginia Uniform Commercial Code and to conformity of the form of financing statements with provisions of the West Virginia Uniform Commercial Code). Under the Securitization Law, a valid and enforceable lien and security interest in the CRR property may be created only by a financing order issued under the Securitization Law and the execution and delivery of a security agreement with a holder of the CRR bonds or a trustee or agent for the holder that refers to the specific financing order that created the CRR property. The security interest attaches automatically from the time value is received for the CRR bonds. Upon perfection through the filing of a financing statement with the Office of the Secretary of State of West Virginia pursuant to rules established by the Secretary of State of West Virginia, under West Virginia law the security interest shall be a continuously perfected lien and security interest in the CRR property, with priority in the order of filing and take precedence over any subsequent judicial or other lien creditor.

None of this, however, mitigates the risk of payment delays and other adverse effects caused by a WPCo bankruptcy. Further, if, for any reason, a properly filed financing statement related to the CRR property is not filed under the Securitization Law or we fail to otherwise perfect our interest in the CRR property sold pursuant to the sale agreement, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of WPCo.

Consolidation of WPCo and Us. If WPCo were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of WPCo and us. We and WPCo have taken steps to attempt to minimize this risk. Please read “Wheeling Consumer Rate Relief Funding LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if WPCo were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of WPCo. Substantive consolidation would result in payment of the claims of the beneficial owners of the CRR bonds to be subject to substantial delay and to adjustment in timing and/or amount under a plan of reorganization in a bankruptcy case.

Status of CRR Property as Current Property. WPCo will represent in the sale agreement, and the Securitization Law provides, that the CRR property sold pursuant to the sale agreement constitutes a present contract right on the date that it is first transferred or pledged in connection with the issuance of the CRR bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of WPCo, a court would not rule that the CRR property comes into existence only as WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers use electricity.

If a court were to accept the argument that the CRR property comes into existence only as WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers use electricity, no assurance can be given that a security interest in favor of the bondholders of the CRR bonds would attach to the CRR charges in respect of electricity consumed after the commencement of the bankruptcy case or that the CRR property has been sold to us. If it were determined that the CRR property had not been sold to us, and the security interest in favor of the

CRR bondholders did not attach to the CRR charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against WPCo. If so, there would be delays and/or reductions in payments on the CRR bonds. Whether or not a court determined that CRR property had been sold to us pursuant to the sale agreement, no assurances can be given that a court would not rule that any CRR charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the trustee.

In addition, in the event of a bankruptcy of WPCo, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of WPCo’s costs associated with the associated electricity consumption of which gave rise to the CRR charge receipts used to make payments on the CRR bonds.

Regardless of whether WPCo is the debtor in a bankruptcy case, if a court were to accept the argument that the CRR property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of WPCo arising before future CRR property came into existence could have priority over our interest in the CRR property. Adjustments to the CRR charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims. If WPCo were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us or the trustee against WPCo as seller under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the trustee have against WPCo. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against WPCo based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving WPCo.

Enforcement of Rights by the Trustee. Upon an event of default under the indenture, the Securitization Law permits the trustee to enforce the security interest in the CRR property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the West Virginia Commission to order the sequestration and payment to holders of the CRR bonds of any revenues arising from the CRR charges. There can be no assurance, however, that the West Virginia Commission or a district court judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the West Virginia Commission or a district court judge and an order requiring an accounting and segregation of the revenues arising from the CRR property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.

Bankruptcy of a Servicer. Each servicer is entitled to commingle the CRR charges that it receives with its own funds until each date on which such servicer is required to remit funds to the joint collection account as specified in the servicing agreement and to commingle the CRR charges with other of its own funds (and the other servicer’s funds) in the joint collection account until each date on which such servicer is required to transfer funds to the payment account as specified in the CRR property intercreditor agreement. The Securitization Law provides that the relative priority of a lien created under the Securitization Law is not defeated or adversely affected by the commingling of CRR charges arising with respect to the CRR property with funds of the qualifying utility. In the event of a bankruptcy of a servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the CRR charges commingled by a servicer with its own funds and held by such servicer, prior to and as of the date of bankruptcy, were property of such servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the trustee has only a general unsecured claim against such servicer for the amount of commingled CRR charges held as of that date and could not recover the commingled CRR charges held as of the date of the bankruptcy.

However, the court rules on the ownership of the commingled CRR charges, the automatic stay arising upon the bankruptcy of a servicer could delay the trustee from receiving the commingled CRR charges held by such servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled CRR charges are our property or are property of such servicer, including resolution of any tracing of proceeds issues.

In the event of a servicer’s removal or resignation, the servicing agreement will provide that the trustee shall, upon the instruction of the holders of a majority of the outstanding principal amount of the CRR bonds and our prior written consent thereto (which consent shall not be unreasonably withheld), appoint a successor servicer that qualifies as such. Please read “The Servicing Agreement—The Replacement of WPCo or APCo as a Servicer with a Successor Servicer” in this prospectus. If, within 30 days after the delivery of the termination notice, a new servicer shall not have been appointed and accepted such appointment, the trustee may, or, upon the direction of the holders of a majority of the outstanding principal amount of the CRR bonds, shall, in each case petition the West Virginia Commission or a court of competent jurisdiction to appoint a qualifying successor servicer. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of a servicer. Even if a successor servicer may be appointed and may replace a servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that WPCo as servicer was capable of performing. Furthermore, should a servicer enter into bankruptcy, it may be permitted to stop acting as a servicer.

Bankruptcy of WPCo or APCo. Neither WPCo nor APCo is required initially upon collection to segregate the CRR charges it collects from its general funds. The Securitization Law provides that our rights to the CRR property are not affected by the commingling of these funds with other funds. In a bankruptcy of WPCo or APCo, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Securitization Law and does not recognize our right to receive the collected CRR charges that are commingled with other funds of WPCo or APCo prior to or as of the date of bankruptcy. If so, the collected CRR charges held by WPCo or APCo as of the date of bankruptcy would not be available to us to pay amounts owed on the CRR bonds. In this case, we would have only a general unsecured claim against WPCo or APCo, as applicable, for those amounts.

In addition, the bankruptcy of WPCo or APCo may cause a delay in or prohibition of enforcement of various rights against WPCo or APCo, including rights to require payments by WPCo or APCo, rights to recover preferential payments made by WPCo or APCo prior to bankruptcy, rights to require WPCo or APCo to comply with financial provisions of the Securitization Law or other state laws, rights to terminate contracts with WPCo or APCo and rights that are conditioned on the bankruptcy, insolvency or financial condition of WPCo or APCo, in each case as applicable.

Other risks relating to bankruptcy may be found in “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or a Servicer.”

USE OF PROCEEDS

Upon the issuance of the CRR bonds, we will use the net proceeds from the sale of the CRR bonds (after payment of upfront financing costs) to pay to WPCo the purchase price of WPCo’s rights under the financing order, which are the CRR property. In accordance with the financing order, WPCo will use the proceeds it receives from the sale of the CRR property to reduce its recoverable consumer rate relief costs and to redeem, repay or retire a portion of its existing long-term and/or short-term debt and/or equity, including all or a portion of the Credit Agreement, dated May 23, 2025, by and among WPCo as borrower, Truist Bank as administrative agent, and the other financial institutions party thereto from time to time (the “Truist Credit Agreement”), any remaining short-term debt, $65,000,000 of West Virginia Economic Development Authority Series 2013A (the “WVEDA Bonds”), and $420,000,000 of National Finance Authority Taxable Utility Refunding Revenue Bond Series 2024A (the “NFA Bonds”).

As of September 14, 2026, borrowings under the Truist Credit Agreement totaled $125,000,000. Such borrowings bear interest at a variable rate (adjusted term secured overnight financing rate (SOFR) plus 1.15% per annum). The Truist Credit Agreement matures on November 23, 2026, which date is subject to a pending extension. The proceeds of the portion of the loans under the Truist Credit Agreement that may be repaid with the ultimate proceeds of this offering were used for general corporate purposes.

As of October 20, 2026, amounts payable under the WVEDA Bonds totaled $65,000,000. The WVEDA Bonds bear interest at a 3.00% fixed rate. The WVEDA Bonds have a mandatory put on June 18, 2036. The proceeds of the WVEDA bonds were used to finance capital expenditures relating to pollution control equipment at the Mitchell Plant.

As of September 14, 2026, amounts payable under the NFA Bonds totaled $420,000,000. The NFA Bonds bear interest at a 6.89% fixed rate. The NFA Bonds mature on April 1, 2034. The proceeds of the NFA Bonds were used to finance capital expenditures relating to the Mitchell Plant and transmission and distribution projects and for general corporate purposes.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the underwriting agreement among us, WPCo and the underwriters, for whom RBC Capital Markets, LLC, Morgan Stanley and Citigroup are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the CRR bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2	Tranche A-3
RBC Capital Markets, LLC	$	$	$
Morgan Stanley	$	$	$
Citigroup	$	$	$
Total	$	$	$

Under the underwriting agreement, the underwriters will take and pay for all of the CRR bonds we offer, if any is taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Underwriters’ Sales Price for the CRR Bonds

The CRR bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the CRR bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below.

Selling Concession	Reallowance Discount
Tranche A-1%	%
Tranche A-2%	%
Tranche A-3%	%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the CRR Bonds

The CRR bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the CRR bonds, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market will develop for the CRR bonds.

Various Types of Underwriter Transactions That May Affect the Price of the CRR Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the CRR bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the CRR bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the CRR bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the CRR bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the CRR bonds to be higher than they would otherwise be. Neither we, WPCo, the trustee, our managers nor any of the underwriters represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to WPCo and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the CRR bonds. In accordance with FINRA Rule 5110 the reimbursement of expenses are deemed underwriting compensation in connection with the offering.

We estimate that the registrants’ total expenses of the offering will be approximately $    .

We and WPCo have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the CRR bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the CRR bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

We expect to deliver the CRR bonds against payment for the CRR bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the sixth business day following the date of pricing of the CRR bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade CRR bonds on the date of pricing or the succeeding four business days will be required, by virtue of the fact that the CRR bonds initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Certain of the underwriters or their affiliates are lenders or may hold a portion of short-term debt that WPCo intends to repay from the proceeds it will receive from the sale of the CRR property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of CRR bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are a wholly-owned subsidiary of WPCo. WPCo is a wholly-owned operating subsidiary of AEP. Each of the sponsors, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with U.S. Bank Trust Company, National Association, the trustee and control agent, and its affiliate, U.S. Bank National Association, in its capacity as securities intermediary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the anticipated material U.S. federal income tax consequences of the ownership and disposition of the CRR bonds. Except as specifically provided below with respect to non-U.S. holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. holders (as defined below) that acquire CRR bonds at original issue for cash equal to the issue price of those bonds and hold their CRR bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the United States federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions, dealers in securities, S corporations, taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code, broker-dealers, persons who hold the CRR bonds as part of a hedge, straddle, “synthetic security” or other integrated investment, risk reduction or constructive sale transaction and persons required to accelerate the recognition of any item of gross income with respect to the notes’ evidencing the CRR bonds as a result of such income being recognized on an “applicable financial statement” (within the meaning of Section 451(b) of the Internal Revenue Code)). This discussion is general in nature and does not address all U.S. federal income taxes relevant to a holder’s specific circumstances or the consequences to holders under state, local or foreign tax laws. Please read “Material West Virginia Income Tax Consequences” in this prospectus. Each beneficial owner of a CRR bond, by acquiring a beneficial interest, agrees to treat such CRR bond as indebtedness of WPCo to the extent consistent with applicable federal, state, local and other tax purposes unless otherwise required by appropriate taxing authorities.

This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion. We have not, and do not intend to seek, any ruling from the IRS with respect to the statements made and conclusions reached in this summary.

U.S. Holder and Non-U.S. Holder Defined

A “U.S. holder” means a beneficial owner of a CRR bond that, for U.S. federal income tax purposes, is (a) a citizen or individual resident of the United States; (b) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust, if (i) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in place to be treated as a United States person. A “non-U.S. holder” means a beneficial owner of a CRR bond that is not a U.S. holder but does not include (a) an entity or arrangement treated as a partnership for U.S. federal income tax purposes; (b) a former citizen of the United States; or (c) a former resident of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a CRR bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the United States are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.

ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF CRR BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

Income Tax Status of the CRR Bonds and Us as Issuing Entity

The determination of whether the CRR bonds will be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial, or administrative authority that directly addresses the U.S. federal income tax treatment of the CRR bonds. Although the issuance of the CRR bonds does not fit directly within Revenue Procedure 2005-62, 2005-2 CB 507, it meets the same underlying policy objectives that supported the conclusions set forth by the Internal Revenue Service therein. Accordingly, our opinion regarding the characterization of the CRR bonds as indebtedness is based upon Revenue Procedure 2005-62, rulings and judicial decisions under the Internal Revenue Code of 1986, as amended, none of which directly address the U.S. federal income tax treatment of the CRR bonds, but instead involve situations that we consider to be analogous, and an analysis of all the facts and circumstances surrounding the issuance and sale of the CRR bonds.

Based on the foregoing and certain representations made by us and WPCo, including a representation by us that we will not make, or allow there to be made, any election to the contrary, Sidley Austin LLP, counsel to WPCo and us, expects to render its opinion that for U.S. federal income tax purposes, (1) we will not be considered an entity separate from our sole member, WPCo, and (2) the CRR bonds will be treated as debt obligations of WPCo.

This opinion is based on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the CRR bonds. We intend to treat the CRR bonds as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the classification of the CRR bonds as indebtedness will be respected for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Payments of Interest. Stated interest on the CRR bonds generally will be taxable to a U.S. holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. This discussion assumes that the CRR bonds will not be considered to be issued with original issue discount (“OID”). OID is generally defined as any excess of the stated price the U.S. holder will receive upon redemption of the bond at the bond’s maturity, less the price the U.S. holder pays to purchase the bond, if this difference is equal to or greater than a de minimis amount. If any series or portion of CRR bonds is issued with OID, prospective U.S. holders will be so informed in the related prospectus, and should thereafter consult their tax adviser to determine the federal, state, local and foreign income and any other tax consequences.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the CRR Bonds. If there is a sale, exchange, redemption, retirement or other taxable disposition of a CRR bond, a U.S. holder generally will recognize taxable gain or loss equal to the difference between (a) the amount of cash and the fair market value of any other property received (other than amounts attributable to, and taxable as, accrued stated interest) and (b) the holder’s adjusted tax basis in the CRR bond. A U.S. holder’s adjusted tax basis in a CRR bond generally will equal its cost, reduced by any payments reflecting principal previously received with respect to the bond. Gain or loss generally will be capital gain or loss if the CRR bond is held as a capital asset, and will be long-term capital gain or loss if the CRR bond was held for more than one year at the time of the sale, exchange, redemption, retirement or other taxable disposition. If a U.S. holder sells a CRR bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the CRR bond but that has not yet been paid by the sale date and, to the extent that amount has not already been included in the U.S. holder’s income, it will be treated as ordinary interest income and not as capital gain.

3.8% Tax on “Net Investment Income”

Certain U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any taxable gain realized with respect to a CRR bond, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married individual filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders are encouraged to consult their tax advisors with respect to this tax.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on, and the proceeds of the sale, exchange, redemption, retirement or other taxable disposition of, the CRR bonds, and backup withholding will apply to such payments unless a U.S. holder provides to the applicable withholding agent its taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for establishing such an exemption.

Tax Consequences to Non-U.S. Holders

Payments of Interest

Subject to the discussion below (see “—Information Reporting and Backup Withholding” and “—The Foreign Account Tax Compliance Act”), payments of interest on the CRR bonds to a non-U.S. holder generally will be exempt from U.S. federal income and withholding tax under the “portfolio interest” exemption if the interest is not effectively connected with the non-U.S. holder’s U.S. trade or business, the non-U.S. holder properly certifies as to its non-U.S. status, as described below, and the non-U.S. holder:

•	does not actually or constructively own, including through an interest in AEP, 10% or more of the total combined voting power of all classes of WPCo stock entitled to vote;

•	is not a bank whose receipt of interest is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us or WPCo, actually or constructively.

The portfolio interest exemption applies only if the non-U.S. holder appropriately certifies as to its non-U.S. status to the applicable withholding agent. A holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) to the applicable withholding agent. If the non-U.S. holder holds the CRR bonds through a financial institution or other agent acting on its behalf, it may be required to provide appropriate certifications to its agent. The agent then generally will be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to U.S. federal withholding tax, currently at a 30% rate, unless (1) it provides the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) claiming an exemption from (or a reduction of) withholding under an applicable income tax treaty or (2) the payments of interest are effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and it meets the certification requirements described below (see “Income or Gain Effectively Connected with a U.S. Trade or Business”).

The certifications described above must be provided to the applicable withholding agent prior to the payment of interest and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for an exemption or a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of the CRR bonds, including their entitlement to benefits under any applicable income tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of the CRR Bonds

Subject to the discussion below (see “—Information Reporting and Backup Withholding”), a non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, redemption, exchange, retirement or other taxable disposition of CRR bonds, unless:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax as described below (see “—Income or Gain Effectively Connected with a U.S. Trade or Business”). If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to U.S. federal income tax at a 30% rate (or a lower applicable income tax treaty rate) on the gain derived from the sale, redemption, exchange, retirement or other taxable disposition, which may be offset by certain U.S.-source capital losses, unless an applicable income tax treaty provides otherwise.

To the extent any portion of the amount realized on the sale, redemption, exchange, retirement or other taxable disposition of a CRR bond is attributable to accrued but unpaid interest on the CRR bond, this amount will generally be taxed in the same manner as described above in “—Tax Consequences to Non-U.S. Holders.”

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the CRR bonds or gain from a sale, redemption, exchange, retirement or other taxable disposition of the CRR bonds is effectively connected with a U.S. trade or business conducted by a non-U.S. holder, then the non-U.S. holder generally will be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as a U.S. holder (unless an applicable income tax treaty provides otherwise). If interest received with respect to the CRR bonds is effectively connected income, the U.S. federal withholding tax described above will not apply (assuming appropriate certification is provided) unless an applicable income tax treaty provides otherwise. A non-U.S. holder generally can meet the certification requirements by providing a properly executed IRS Form W-8ECI (or other applicable form) to the applicable withholding agent. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, that portion of its earnings and profits that is attributable to such effectively connected income or gain, subject to certain adjustments, may be subject to a “branch profits tax” at a 30% rate (or a lower applicable income tax treaty rate).

Information Reporting and Backup Withholding

Payments to a non-U.S. holder of interest on a CRR bond, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and may also be made available to the tax authorities of the country in which a non-U.S. holder is a tax resident under the provisions of an applicable income tax treaty or agreement. Backup withholding generally will not apply to payments of interest to a non-U.S. holder if the certification described in “—Payments of Interest” above is provided by the non-U.S. holder, or the non-U.S. holder otherwise establishes an exemption.

Proceeds from a sale, exchange, redemption, retirement or other taxable disposition of a CRR bond effected by the U.S. office of a U.S. or non-U.S. broker will be subject to information reporting requirements and backup withholding unless a non-U.S. holder properly certifies, under penalties of perjury, as to its non-U.S. status and certain other conditions are met, or an exemption is otherwise established. Information reporting and backup withholding generally will not apply to any proceeds from a sale, exchange, redemption, retirement or other taxable disposition of a CRR bond effected outside the United States by a non-U.S. office of a broker, unless such broker has certain connections to the United States, in which case information reporting, but not backup withholding, may apply unless certain other conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle a non-U.S. holder to a refund, provided the required information is timely furnished to the IRS.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S. source interest on, and the gross proceeds from a disposition of, certain debt obligations paid to certain non-U.S. entities, including certain foreign financial institutions and investment funds (including, in some instances, where such an entity is acting as an intermediary), unless such non-U.S. entity complies with certain withholding and reporting requirements. Pursuant to proposed U.S. Treasury Regulations (upon which taxpayers are permitted to rely until they are revoked or final U.S. Treasury Regulations are issued), this withholding tax generally will not apply to the gross proceeds from a sale or other disposition of instruments, such as the CRR bonds, that produce U.S. source interest. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. Under certain circumstances, a beneficial owner of a CRR bond may be eligible for a refund or credit of such taxes. Prospective purchasers are encouraged to consult their tax advisors regarding the application of FATCA in their particular circumstances.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the CRR bonds, including the consequences of any proposed change in applicable laws.

MATERIAL WEST VIRGINIA INCOME TAX CONSEQUENCES

Assuming that the CRR bonds will be treated as debt obligations of WPCo for U.S. federal income tax purposes, interest paid on the CRR bonds generally will be taxed for West Virginia income tax purposes consistently with its taxation for U.S. federal income tax purposes and such interest received by an entity or person not otherwise subject to West Virginia corporate or individual income tax will not be subject to West Virginia income tax. Jackson Kelly PLLC expects to issue an opinion, that, for West Virginia income tax purposes (1) assuming that the issuing entity is treated as an entity that is disregarded from WPCo for federal income tax purposes, we will not be treated as a taxable entity separate and apart from WPCo, our sole member, and (2) assuming that the CRR bonds are treated as indebtedness for federal income tax purposes, the CRR bonds will constitute indebtedness of WPCo, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. These opinions are not binding on any taxing authority or any court, and there can be no assurance that contrary positions may not be taken by any taxing authority.

This discussion is based on current provisions of the West Virginia tax statutes and regulations, judicial decisions and administrative interpretations and rulings. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions set forth in this discussion.

The discussion under “Material West Virginia Income Tax Consequences” is for general information only and may not be applicable depending upon a bondholder’s particular situation. It is recommended that prospective bondholders consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the CRR bonds, including the tax consequences under federal, state, local, non-U.S. and other tax laws and the effects of changes in such laws. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, known as ERISA, and Section 4975 of the Internal Revenue Code impose certain requirements on employee benefit plans, plans and other arrangements subject to ERISA or Section 4975 of the Internal Revenue Code. ERISA and the Internal Revenue Code also impose certain requirements on fiduciaries of such employee benefit plans, plans and other arrangements in connection with the investment of the assets of the employee benefit plans, plans and other arrangements. For purposes of this discussion, “plans” include “employee benefit plans” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, “plans” as defined in Section 4975(e)(1) of the Internal Revenue Code that is subject to Section 4975 of the Internal Revenue Code, including individual retirement accounts and annuities and Keogh plans, as well as entities that are deemed to hold plan assets of any of the foregoing by virtue of such employee benefit plan’s or plan’s investment in the entity, including some collective investment funds and insurance company general or separate accounts in which the assets of those plans, accounts or arrangements are invested. A fiduciary of an investing plan is any person who in connection with the assets of the plan:

•	has discretionary authority or control over the management or disposition of assets; or

•	provides investment advice for a fee.

Some plans, such as governmental plans, and certain church plans, and the fiduciaries of those plans, are not subject to ERISA requirements. Accordingly, assets of these plans may be invested in the CRR bonds without regard to the ERISA considerations described below, subject to the provisions of other applicable law, including a federal, state, local or other law that is similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (any such law, “applicable similar law” and these plans, (“other-law plans”)). For example, a governmental plan which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code, however, is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.

ERISA imposes certain general fiduciary requirements on fiduciaries, including:

•	investment prudence and diversification; and

•	the investment of the assets of the plan in accordance with the documents governing the plan.

In considering an investment in the CRR bonds, the fiduciary of a plan should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA or the Internal Revenue Code relating to the fiduciary’s duties to the plan, including, but not limited to, the duties of investment prudence and diversification, and delegation of control under ERISA, and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disqualified persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include but are not limited to:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

Certain persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel or unwind the transaction and pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified which would result in adverse tax consequences to the owner of the account.

Regulation of Assets Included in a Plan

A fiduciary’s investment of the assets of a plan in the CRR bonds may cause our assets to be deemed assets of the investing plan. United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the “plan asset regulations”), provide that the underlying assets of an entity will be deemed to be assets of a plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation by benefit plan investors is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies. An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the CRR bonds will be treated as indebtedness under local law without any substantial equity features.

If the CRR bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any plans that purchase the CRR bonds. The extent to which the CRR bonds are owned by benefit plan investors will not be monitored. If our assets were deemed to constitute “plan assets” of investing plans pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and/or Section 4975 of the Internal Revenue Code.

In addition and without regard to whether the CRR bonds are characterized as other than equity interests in us for purposes of the plan asset regulations, the acquisition, holding or disposition of the CRR bonds by or on behalf of a plan could give rise to a prohibited transaction if we or the trustee, WPCo, any other servicer, AEP, any underwriter or certain of their affiliates is or becomes a party in interest or disqualified person with respect to an investing plan unless the transaction qualifies for relief under a prohibited transaction exemption. Each purchaser of the CRR bonds will be deemed to have represented and warranted that its acquisition, holding and disposition of the CRR bonds will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

Prohibited Transaction Exemptions

If you are a fiduciary of a plan or any other person proposing to acquire the CRR bonds on behalf of, or using assets of, a plan, before purchasing any CRR bonds, you should consider and consult with counsel as to whether the acquisition, holding and disposition of the CRR bonds may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code and if so, whether any prohibited transaction exemption may provide relief for such transactions. In particular, you should consider and consult with counsel as to the availability of one of the Department of Labor’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”;

•	PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•	PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and

•

the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are parties in interest solely by reason of providing services to a plan or having a relationship to a service provider to the plan and are not fiduciaries with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the CRR bonds by, or on behalf of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Even if one of these class exemptions or statutory exemptions were deemed to apply, CRR bonds may not be purchased with assets of any plan if we or the trustee, WPCo, any other servicer, AEP, any underwriter or any of their affiliates:

•	has investment discretion over the assets of the plan used to purchase the CRR bonds;

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the CRR bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or

•	is an employer maintaining or contributing to the plan.

Consultation with Counsel and Representation

The sale of the CRR bonds to a plan will not constitute a representation by us or the trustee, WPCo, any other servicer, AEP, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans or other-law plans generally or by any particular plan or other-law plan, or that such an investment is appropriate for such plans or other-law plans generally or for a particular plan or other-law plan.

If you are a fiduciary or any other person which proposes to purchase the CRR bonds on behalf of or with assets of a plan, you should consider your general fiduciary obligations under ERISA and you should consult with your legal counsel as to the potential applicability of ERISA and/or the Internal Revenue Code to any investment and the availability of any prohibited transaction exemption in connection with any investment. In addition, if you are a fiduciary or any other person acting on behalf of, or using assets of, an other-law plan, you should consider and consult with legal counsel as to whether the acquisition, holding and disposition of the recovery bonds by, on behalf of, or using assets of, an other-law plan would violate any applicable similar law.

By acquiring any interest in the CRR bonds, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) it is not a plan or an other-law plan and is not acting on behalf of, or using assets of, a plan or other-law plan to acquire or hold the CRR bonds or (2) its acquisition, holding and disposition of the CRR bonds will not, in the case of a plan, constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of an other-law plan, constitute or result in a violation of applicable similar law.

This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations thereunder and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS

Except as disclosed in this document, there are no legal or governmental proceedings pending against us, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the CRR bonds. See “The Trustee” in this prospectus for a discussion of certain legal proceedings involving certain affiliates of the trustee, none of which are material to holders of the CRR bonds.

RATINGS FOR THE CRR BONDS

We expect that the CRR bonds will receive credit ratings from at least two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person or entity is obligated to maintain the rating on the CRR bonds and, accordingly, we can give no assurance that the ratings assigned to the CRR bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of the CRR bonds is lowered or withdrawn, the liquidity of the CRR bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular amount of principal payments on the CRR bonds other than the payment in full of the CRR bonds by the final maturity date, as well as the timely payment of interest.

Under Rule 17g-5 under the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the CRR bonds issuance date. As a result, an NRSRO other than the hired NRSRO may issue Unsolicited Ratings, which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the CRR bonds issuance date. Issuance of any Unsolicited Rating will not affect the issuance of the CRR bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSROs on the CRR bonds might adversely affect the value of the CRR bonds and, for regulated entities, could affect the status of the CRR bonds as a legal investment or the capital treatment of the CRR bonds. Investors in the CRR bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.

A portion of the fees paid by WPCo to a NRSRO that is hired to assign a rating on the CRR bonds is contingent upon the issuance of the CRR bonds. In addition to the fees paid by WPCo to a NRSRO at closing, WPCo will pay a fee to the NRSRO for ongoing surveillance for so long as the CRR bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the CRR bonds.

WHERE YOU CAN FIND MORE INFORMATION

To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings we or the sponsor, but solely in its capacity as our sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the CRR bonds, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under our own name as issuing entity. Under the indenture, we may voluntarily suspend or terminate our filing obligations as issuing entity with the SEC, to the extent permitted by applicable law.

This prospectus is part of a registration statement we and WPCo have filed with the SEC relating to CRR bonds. This prospectus describes the material terms of some of the documents we have filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.

Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

Wheeling Consumer Rate Relief Funding LLC

201 Jacob Street, Wheeling,

West Virginia, 26003

Our SEC Securities Act file number is 333-299105 and 333-299105-01

We or WPCo as depositor will also file with the SEC all of the periodic reports we or the depositor are required to file under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither we nor WPCo as depositor intend to file any such reports relating to the CRR bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the CRR Bonds—Website” in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information with information that we or the depositor file subsequently that is incorporated by reference into this prospectus. We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or WPCo, solely in its capacity as our depositor, make with the SEC until the offering of the CRR bonds is completed. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT AND VOLCKER RULE MATTERS

Section 619 of the Dodd-Frank Act and its implementing regulations, commonly known as the “Volcker Rule”, prevent “banking entities” from (1) engaging in “proprietary trading”, (2) acquiring or retaining any “ownership interest” in, or sponsoring, a “covered fund” and (3) entering into certain relationships with a “covered fund” (as such terms are defined in the Volcker Rule). A “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act. We have been structured so as not to be a “covered fund” under the Volcker Rule.

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act. In making this determination, the issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. Investors that constitute “banking entities” should carefully review and familiarize themselves with the Volcker Rule and should consult their own legal advisors regarding the effects of the Volcker Rule on such investors and their investment in the CRR bonds.

RISK RETENTION

This offering of the CRR bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the EU Securitization Regulation and the UK Securitization Framework as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the CRR Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the CRR bonds” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to us and the issuance of the CRR bonds will be passed upon for WPCo and us by Sidley Austin LLP, special counsel to WPCo and us. Certain other legal matters relating to the issuance of the CRR bonds will be passed on by Richards, Layton & Finger, P.A., special Delaware counsel to us, by Steptoe & Johnson PLLC, special West Virginia counsel to WPCo and us, Troutman Pepper Locke LLP, special Virginia counsel to APCo, and by Hunton Andrews Kurth LLP, counsel to the underwriters. From time to time, Hunton Andrews Kurth LLP acts as counsel to our affiliates for some matters. Certain legal matters relating to the federal income tax consequences of the issuance of the CRR bonds will be passed upon for us by Sidley Austin LLP. Certain legal matters relating to the West Virginia income tax consequences of the issuance of the CRR bonds will be passed upon for us by Jackson Kelly PLLC.

GLOSSARY OF DEFINED TERMS

The following definitions are used in this prospectus:

Adjustment requests means with regard to the CRR charges, a request filed by the servicers with the West Virginia Commission requesting modifications to the CRR charges.

AEP means American Electric Power Company, Inc.

AEP Credit means AEP Credit, Inc., or its successor.

AEP Receivables Purchase Agreement means that certain Fourth Amended and Restated Receivables Purchase Agreement, dated as of June 25, 2014, among AEP Credit, American Electric Power Service Corporation, the Receivables Agent and the other entities party thereto as purchasers, as the same may be amended, supplemented or modified from time to time.

APCo means Appalachian Power Company.

APCo Bonds means the “consumer rate relief bonds” separately issued by the APCo’s subsidiary issuing entity under the separate APCo indenture.

APCo issuing entity means Appalachian Consumer Rate Relief Funding II LLC, a special purpose entity and subsidiary of Appalachian Power Company.

APCo Proportion means (a) the initial principal amount of the APCo Bonds as of the issuance date divided by (b) the initial aggregate principal amount of both the CRR bonds and the APCo Bonds as of the issuance date.

APCo Receivables Agency Agreement means the Third Amended and Restated Agency Agreement, dated August 25, 2004, among APCo, AEP Credit and the Receivables Agent, as the same may be amended, supplemented or modified from time to time.

APCo Receivables Purchase Agreement means the Third Amended and Restated Purchase Agreement, dated August 25, 2004, between APCo and AEP Credit, as the same may be amended, supplemented or modified from time to time.

APCo servicer means Appalachian Power Company, acting as the initial subservicer under the servicing agreement.

APCo transfer amount means, with respect to any transfer from the joint collection account, the funds then on deposit in the joint collection account relating to the APCo issuing entity’s interest in that account, determined in the same manner as the WPCo transfer amount, which are transferred to the payment account for the APCo Bonds under the APCo indenture. Please read “Description of the CRR Bonds—The Payment Account for the CRR Bonds.”

Bankruptcy Code means Title 11 of the United States Code, as amended.

Basic documents means the administration agreement, the sale agreement, the intercreditor agreements, the servicing agreement, the indenture, the series supplement, the bill of sale given by WPCo, as the seller, to us, the notes evidencing the CRR bonds, and the certificate of incorporation of the issuing entity, the initial limited liability company agreement of the issuing entity and the amended and restated limited liability company agreement of the issuing entity.

Business day means any day other than a Saturday, a Sunday or a day on which banking institutions in Charleston, West Virginia, New York, New York, or Columbus, Ohio are, or DTC or the corporate trust office of the Trustee is, authorized or obligated by law, regulation or executive order to remain closed.

Capital subaccount means that subaccount of the payment account into which the seller will contribute capital in an amount equal to 0.50% of the initial principal amount of the CRR bonds.

Clearstream means Clearstream Banking S.A.

Competent Authority means a competent authority determined in accordance with the Securitization Regulations.

Consumer rate relief charges means the nonbypassable “consumer rate relief charges” (as defined in Section 24-2-4h(b)(7) of the Securitization Law) approved by the West Virginia Commission in the financing order and imposed on, and collected from, all of WPCo’s and APCo’s West Virginia Commission-jurisdictional area customers by the servicers, their successors, assignees or other collection agents as provided in the financing order, in amounts sufficient to provide for the timely payment of principal of and interest on both the CRR bonds and the APCo Bonds and all related ongoing financing costs.

Consumer rate relief costs means the costs of a qualifying utility recoverable through the issuance of CRR bonds, including the costs of issuing, supporting and servicing the CRR bonds.

Control agent means U.S. Bank Trust Company, National Association, in its capacity as JCA Control Agent under the CRR property intercreditor agreement. The control agent is responsible for issuing instructions to the applicable bank accounts directing disposition of the available funds in the joint collection account without further consent of WPCo or APCo for the benefit of the trustee and the APCo indenture trustee, as applicable.

CRR bonds means, unless the context requires otherwise, the Series 2026-A Senior Secured CRR Bonds offered pursuant to this prospectus.

CRR charges means, with regard to each of WPCo and APCo, such company’s portion of the consumer rate relief charges, being the portion of the nonbypassable amounts to be charged for the use or availability of electric services, approved by the West Virginia Commission in the financing order and collected by a servicer, its successors, assignees or other collection agents as provided in the financing order that is allocable to the consumer rate relief bonds sponsored by such company (in the case of WPCo, the CRR bonds and, in the case of APCo, the APCo Bonds). Unless the context otherwise requires, references in this prospectus to the CRR charges are to WPCo’s portion of the consumer rate relief charges, which secures the CRR bonds.

CRR property means all of WPCo’s interest in “consumer rate relief property” (as defined in Section 24-2-4h(b)(9) of the Securitization Law) created pursuant to the financing order and under the Securitization Law and transferred, sold, conveyed or assigned to us pursuant to the sale agreement, including the right to impose, charge and collect the CRR charges, the right to obtain adjustments to the CRR charges, and any revenues, receipts, collections, rights to payment, payments, moneys, claims or other proceeds arising from the rights and interests of WPCo created under the financing order.

CRR Revenue Group or revenue group means each of the customer revenue groups (residential, commercial, and industrial) established in the financing order among which the consumer rate relief costs and financing costs recovered through the CRR charges are classified and allocated in accordance with the cost classification and allocation methodology approved in the financing order. Each CRR Revenue Group is further divided into customer classes, among which the CRR charges allocated to that CRR Revenue Group are assessed.

Customers, retail customers or West Virginia Commission-jurisdictional area customers means all existing and future West Virginia electric retail customers that receive electric service within WPCo’s and APCo’s, or any successor’s, geographic service territory notwithstanding any change in West Virginia law regarding the ability of any such customer to choose a provider of generation or transmission service from a party other than WPCo or APCo (or their respective successor) in the future, including all existing and future West Virginia electric retail customers who are obligated to pay CRR charges pursuant to the financing order or any tariff.

Depositor means WPCo.

Designee means the person, as appointed by the West Virginia Commission, who is authorized to approve, by concurrence, the final terms, structuring and pricing of the transaction as set forth in the issuance advice letter.

Direct Participants means DTC’s participants.

Dodd-Frank Act means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

DTC means The Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.

DTCC means The Depository Trust & Clearing Corporation.

Due Diligence Requirements means the EU Due Diligence Requirements and the UK Due Diligence Requirements.

EEA means the European Economic Area.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

EU Due Diligence Requirements means the diligence requirements under Article 5 of the EU Securitization Regulation or any replacement provision included in the EU Securitization Regulation from time to time.

EU Retention Requirements means the risk retention requirements under Article 6(1) of the EU Securitization Regulation or any replacement provision included in the EU Securitization Regulation from time to time.

EU Securitization Regulation means the EU Retention Requirements, the EU Transparency Requirements and the EU Due Diligence Requirements.

EU Transparency Requirements means the disclosure requirements under Article 7 of the EU Securitization Regulation or any replacement provision included in the EU Securitization Regulation from time to time.

Euroclear means Euroclear Bank SA/NV.

Excess funds subaccount means that subaccount of the payment account into which funds are collected by the servicers in excess of amounts necessary to make the payments specified on a given payment date.

Exchange Act means the Securities Exchange Act of 1934, as amended.

FATCA means the Foreign Account Tax Compliance Act.

FCA means the UK’s Financial Conduct Authority

FCA DD Rules means SECN 4, as amended from time to time.

FCA Handbook means the handbook of rules and guidance adopted by the FCA.

FCA RR Rules means SECN 5, as amended from time to time.

FCA Transparency Rules means SECN 6, SECN 11 (including its Annexes) and SECN 12 (including its Annexes), in each case as amended from time to time.

Financing order means the order issued by the West Virginia Commission to Appalachian Power Company and Wheeling Power Company, which, among other things, governs the amount of the CRR bonds that may be issued and terms for collections of the CRR charges, in Case No. 25-0310-E-PC on March 31, 2026, as modified by the West Virginia Commission order issued on July 21, 2026, in Case No. 26-0469-E-ENEC.

FSMA means the UK’s Financial Services and Markets Act 2000, as amended from time to time.

General subaccount means that subaccount that will hold funds held in the payment account that are not held in the other subaccounts of the payment account.

Hired NRSRO means the NRSRO hired by WPCo.

Indenture means the indenture to be entered into between us and the trustee and the securities intermediary, providing for the issuance of the CRR bonds, as the same may be amended and supplemented from time to time by one or more indentures supplemental thereto.

Indirect Participants means participants accessing the DTC system, including both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly.

Internal Revenue Code means the Internal Revenue Code of 1986, as amended.

Investment Company Act means the Investment Company Act of 1940, as amended.

IRS means the Internal Revenue Service of the United States.

Issuance date means the date the CRR bonds are issued and sold to the underwriters.

Issuing entity means Wheeling Consumer Rate Relief Funding LLC, which will be wholly owned and capitalized by WPCo.

Joint collection account means the single account held by the securities intermediary for the benefit of the control agent, on behalf of the trustee and the APCo indenture trustee, into which the servicers remit estimated CRR charge collections, CRR charge collections and other proceeds of the CRR bond collateral and of the collateral securing the APCo Bonds, as described under “Description of the CRR Bonds—The Payment Account for the CRR Bonds.”

kWh means kilowatt-hour.

Moody’s means Moody’s Investors Service, Inc. or any successor in interest. References to Moody’s are effective so long as Moody’s is a rating agency.

MW means megawatts.

MWh means megawatt-hour.

Nonbypassable refers to the right of the servicers to collect the CRR charges from all existing and future customers of WPCo and APCo, subject to certain limitations specified in the financing order.

Nonstandard true-up adjustment means an adjustment to reallocate the CRR charges among the CRR Revenue Groups that the servicers must jointly file with the West Virginia Commission when, as a result of significant changes from historical conditions of operation (such as the addition or loss of significant electric load, or a merger of an applicant with another utility and a resulting expansion of its retail customer base), it is necessary to adjust the percentages used to allocate the CRR charges among the CRR Revenue Groups and the underlying customer classes within each such category, among which the CRR charges are allocated.

NRSRO means a nationally recognized statistical rating organization.

OID means original issue discount.

OPS DD Rules means Regulations 32B, 32C and 32D of SR 2024, as amended from time to time.

Payment account means the one or more segregated trust accounts relating to the CRR bonds designated the payment account and held by the trustee at U.S. Bank National Association under the indenture. The payment account shall initially be divided into subaccounts, which need not be separate accounts: a general subaccount, a capital subaccount, an excess funds subaccount and one or more class subaccounts, if any, for the CRR bonds as specified in any Series Supplement.

Payment date means the date or dates on which interest and principal are to be payable on the CRR bonds.

Plan asset regulations means United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

PRA means the UK Prudential Regulation Authority.

PRA DD Rules means Article 5 of Chapter 2 of the Securitisation Part of the PRA Rulebook, as amended from time to time.

PRA Rulebook means the rulebook of published policy of the PRA.

PRA Securitization Rules means the Securitisation Part of the PRA Rulebook.

Qualifying utility means a public utility engaged in the sale of electric service to retail customers in West Virginia which has applied for and received from the West Virginia Commission a final financing order under the Securitization Law including an affiliated electric utility which has applied jointly for and received such an order. The financing order provides that WPCo and APCo are jointly and severally qualifying utilities.

Rating agencies means Moody’s and S&P. If no such organization (or successor) is any longer in existence, “rating agency” shall be a NRSRO or other comparable person designated by us, written notice of which designation shall be given to the trustee and the servicers.

Rating agency condition means, with respect to any action, at least ten business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicers, the trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of the CRR bonds and that prior to the taking of the proposed action no other rating agency shall have provided written notice to us that such action has resulted or would result in the suspension, reduction or withdrawal of the then current rating of the CRR bonds; provided, that, if within such ten business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (a) we shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (b) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five business days following such second request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).

Receivables Agent means JPMorgan Chase Bank, N.A., or its successor, in its capacity as administrative agent under the AEP Receivables Purchase Agreement.

Record date means the date or dates with respect to each payment date on which it is determined the person in whose name each CRR bond is registered will be paid on the respective payment date.

Regulation AB means the rules of the SEC promulgated under Subpart 229.1100-Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.

S&P means S&P Global Ratings, a division of S&P Global Inc. or any successor in interest. References to S&P are effective so long as S&P is a rating agency.

Sale agreement means the sale agreement to be entered into between us and WPCo, pursuant to which WPCo sells, and we purchase the CRR property, as the same may be amended, supplemented or modified from time to time.

SEC means the U.S. Securities and Exchange Commission.

Securities Act of 1933 means the Securities Act of 1933, as amended.

Securities intermediary means U.S. Bank National Association and its successors in interest.

Securitization Law means § 24-2-4h of the Code of West Virginia, providing for a financing mechanism through which certain electric utilities can use securitization financing for consumer rate relief costs by issuing consumer rate relief bonds.

Securitization Regulations means the EU Securitization Regulation and the UK Securitization Framework.

Seller means WPCo – selling its ownership interest in the consumer rate relief property to the issuing entity.

Servicer means WPCo, acting as the initial servicer, and any successor or assignee servicer, which will service the CRR property under the servicing agreement.

Servicers means, collectively, WPCo, acting as the initial servicer, and APCo, acting as the initial subservicer, and any successor or assignee servicers, which will service the CRR property under the servicing agreement.

Servicing agreement means the servicing agreement to be entered into among us, WPCo and APCo, as the same may be amended and supplemented from time to time, pursuant to which each of WPCo, as the initial servicer, and APCo, as the initial subservicer, undertakes to service the CRR property, as the same may be amended, supplemented or modified from time to time.

Sponsor means WPCo.

SR 2024 means the Securitization Regulations 2024 (SI 2024/102), as amended.

Terms and Conditions with regard to Euroclear means the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law.

Treasury Regulations means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.

True-up adjustment or true-up mechanism means the mechanism required by the financing order whereby the servicers will file with the West Virginia Commission periodic adjustments to the CRR charges, including the mandatory annual true-up adjustment, mandatory and interim true-up adjustments and, where applicable, nonstandard true-up adjustments, based on actual collected CRR charges and the servicers’ updated assumptions as to future collections of CRR charges.

Trust Indenture Act means the Trust Indenture Act of 1939, as amended.

Trustee means U.S. Bank Trust Company, National Association and its successors in interest.

UK means the United Kingdom.

UK Due Diligence Requirements means the requirements under the PRA DD Rules, the FCA DD Rules and the OPS DD Rules.

UK Retention Requirements means the requirements under the FCA RR Rules.

UK Securitization Framework means the SR 2024, PRA Securitization Rules and the SECN of the FCA Handbook.

UK Transparency Requirements means the requirements under the FCA Transparency Rules.

Uniform Commercial Code means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.

Unsolicited Ratings means ratings on the CRR bonds issued by an NRSRO other than the hired NRSRO.

West Virginia Commission means the Public Service Commission of the State of West Virginia.

WPCo Proportion means (a) the initial principal amount of the CRR bonds as of the issuance date divided by (b) the initial aggregate principal amount of both the CRR bonds and the APCo Bonds as of the issuance date.

WPCo servicer means WPCo acting as a servicer under the servicing agreement.

WPCo transfer amount means, as of any date of determination, the funds then on deposit in the joint collection account corresponding to our percentage interest in that account, which is equal to (a) the interest and scheduled principal on the CRR bonds payable on the upcoming payment date and our ongoing financing costs payable on or prior to that payment date, divided by (b) the interest and scheduled principal payable on that payment date on both the CRR bonds and the APCo Bonds and all ongoing financing costs of us and the APCo issuing entity payable on or prior to that payment date; provided that, if immediately prior to the final transfer from the joint collection account before a payment date, the funds on deposit in the joint collection account (together with the amounts then on deposit in the payment account) are insufficient to pay the amounts described in clause (a), the WPCo transfer amount for that final transfer will instead equal the total funds then on deposit in the joint collection account multiplied by the percentage that the outstanding principal amount of the CRR bonds represents of the aggregate outstanding principal amount of the CRR bonds and the APCo Bonds. Please read “Description of the CRR Bonds—The Payment Account for the CRR Bonds.”

$1,073,300,000 Series 2026-A Senior Secured CRR Bonds

Wheeling Power Company

Sponsor, Depositor and Initial Servicer

Wheeling Consumer Rate Relief Funding LLC

Issuing Entity

Joint Book-Running Managers

RBC Capital Markets	Citigroup	Morgan Stanley

Through and including    , 20 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$93,428
Printing expenses	$300,000
Trustee fees and expenses	$35,000
Legal fees and expenses	$957,607
Accounting fees and expenses	$100,000
Rating Agencies’ fees and expenses	$1,234,295
Servicer set-up costs	$155,261
West Virginia Commission financial advisor fee	$36,389
Structuring agent fees and expenses	$138,170
Miscellaneous fees and expenses	$607,144

Total	$3,657,294

Item 13. Indemnification of Directors and Officers

WHEELING CONSUMER RATE RELIEF FUNDING LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of Wheeling Consumer Rate Relief Funding LLC, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a member, manager, officer, employee or agent of ours, to the fullest extent permitted by law, against any liability incurred in connection with such action, suit or proceeding, except for liabilities arising from such person’s own fraud, gross negligence or willful misconduct.

WHEELING POWER COMPANY

The By-laws of WPCo (as amended, the “By-laws”) provide that, to the fullest extent permitted by law, WPCo shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding because such person is or was a director, officer or employee of WPCo or its subsidiaries or affiliates, or is or was serving at the request of WPCo as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses (including attorney’s fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with such proceeding, if (a) such person acted in good faith; (b) such person reasonably believed his or her conduct was in or not opposed to the best interests of WPCo; and (c) with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification in connection with a proceeding by or in the right of WPCo is limited to expenses actually and reasonably incurred, and is not available as to any matter for which such person has been finally adjudged liable for negligence or misconduct unless a court determines such person is fairly and reasonably entitled to indemnity. Upon request, the Board of Directors shall meet within sixty (60) days to determine, or cause to be determined, whether such person has met the applicable standard of conduct, which determination shall be made by (a) a majority vote of a quorum of directors who were not parties to the proceeding; (b) if such a quorum is not obtainable or so directs, independent legal counsel in a written opinion; (c) the stockholders; or (d) if such person is neither a director nor an officer, the Chairman of the Board.

Section 31D-8-851 of the West Virginia Business Corporation Act provides in part that each West Virginia corporation has the power to indemnify any director against liability incurred in a proceeding against him by reason of being or having been such director (other than in an action by or in the right of the corporation) if he conducted himself in good faith and reasonably believed in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation and in all other cases his conduct was at least not opposed to the best interest of the corporation. In the case of a criminal proceeding the corporation may indemnify him if he had no reasonable cause to believe his conduct was unlawful. Unless ordered by a court, a director may not be indemnified (i) in connection with an action by or in the right of the corporation, except for reasonable expenses incurred in the proceeding if he meets the foregoing standard of conduct, or (ii) if he is adjudged liable on the basis that he received a financial benefit to which he was not entitled. A West Virginia corporation may make any other or further indemnity to any such persons that may be authorized by the corporation’s articles of incorporation. Section 31D-8-852 of the West Virginia Business Corporation Act provides that a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director, against reasonable expenses incurred in connection with the proceeding.

Section 31D-8-853 of the West Virginia Business Corporation Act provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse reasonable expenses incurred by a director who is a party to the proceeding because he is a director if he delivers to the corporation (i) a written affirmation of his good faith belief that he has met the relevant standard of conduct (or that the proceeding involves conduct for which liability has been eliminated under the articles of incorporation) and (ii) a written undertaking to repay the funds if he is not entitled to mandatory indemnification and it is ultimately determined that he has not met the standard of conduct.

The above is a general summary of certain provisions of WPCo’s By-laws and the West Virginia Business Corporation Act and is subject in all respects to the specific and detailed provisions of WPCo’s By-laws and the West Virginia Business Corporation Act.

Item 14. Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement**

3.1	Certificate of Formation of Wheeling Consumer Rate Relief Funding LLC*

3.2	Limited Liability Company Agreement of Wheeling Consumer Rate Relief Funding LLC**

3.3	Amended and Restated Limited Liability Company Agreement of Wheeling Consumer Rate Relief Funding LLC**

4.1	Form of Indenture between Wheeling Consumer Rate Relief Funding LLC and the Trustee (including the forms of the CRR bonds and form of Series Supplement)*

5.1	Opinion of Sidley Austin LLP with respect to legality**

8.1	Opinion of Sidley Austin LLP with respect to federal tax matters**

8.2	Opinion of Jackson Kelly PLLC with respect to West Virginia tax matters**

10.1	Form of Servicing Agreement between Wheeling Consumer Rate Relief Funding LLC and Wheeling Power Company and Appalachian Power Company, as Servicers**

10.2	Form of Purchase and Sale Agreement between Wheeling Consumer Rate Relief Funding LLC and Wheeling Power Company, as Seller*

10.3	Form of Administration Agreement between Wheeling Consumer Rate Relief Funding LLC and Wheeling Power Company, as Administrator*

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.4	Intercreditor Agreement among AEP Credit, Inc., JPMorgan Chase Bank, N.A., and each indenture trustee, servicer and issuer party thereto from time to time, dated as of September 7, 2022, and amended and restated as of December 9, 2024*

10.5	Form of Intercreditor Joinder between Appalachian Power Company, Appalachian Consumer Rate Relief Funding II LLC, Wheeling Consumer Rate Relief Funding LLC, U.S. Bank Trust Company, National Association, AEP Credit, Inc., and JPMorgan Chase Bank, N.A.**

10.6	Form of CRR Property Intercreditor Agreement among Appalachian Power Company, Wheeling Power Company, Appalachian Consumer Rate Relief Funding LLC, Appalachian Consumer Rate Relief Funding II LLC, Wheeling Consumer Rate Relief Funding LLC, U.S. Bank National Association, and U.S. Bank Trust Company, National Association*

23.1	Consent of Sidley Austin LLP (included as part of its opinions filed as Exhibits 5.1, 8.1 and 99.2)**

23.2	Consent of Jackson Kelly PLLC (included as part of its opinion filed as Exhibit 8.2)**

23.3	Consent of Steptoe & Johnson PLLC (included as part of its opinion filed as Exhibit 99.3)**

23.4	Consent of Independent Managers**

24.1	Power of Attorney of Wheeling Power Company**

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association*

99.1	Commission Order on the Securitized Costs of Appalachian Power Company and Wheeling Power Company issued by the Public Service Commission of West Virginia in Case No. 25-0310-E-PC on March 31, 2026, as modified by the West Virginia Commission order issued on July 21, 2026, in Case No. 26-0469-E-ENEC (together, the Financing Order)*

99.2	Form of Opinion of Sidley Austin LLP with respect to U.S. constitutional matters**

99.3	Form of Opinion of Steptoe & Johnson PLLC with respect to West Virginia constitutional matters**

107	Filing Fee Table**

*	Previously filed with the Registration Statement on Form SF-1 of Wheeling Power Company and Wheeling Consumer Rate Relief Funding LLC.
**	Filed herewith.

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 15. Undertakings

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the U.S. Securities and Exchange Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 28th day of October, 2026.

WHEELING POWER COMPANY

By:	/s/ Trevor I. Mihalik
Name:	Trevor I. Mihalik
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

(i) Principal Executive Officer:

William J. Fehrman*	Chief Executive Officer	October 28, 2026

(ii) Principal Financial Officer:

/s/ Trevor I. Mihalik Trevor I. Mihalik	Chief Financial Officer	October 28, 2026

(iii) Principal Accounting Officer:

/s/ Kate Dixon Kate Dixon	Chief Accounting Officer	October 28, 2026

(iv) A Majority of the Directors:
Robert B. Berntsen* William J. Fehrman* Trevor I. Mihalik* Brian R. Abraham*	Directors	October 28, 2026

By:*	/s/Trevor I. Mihalik	October 28, 2026
Name:	Trevor I. Mihalik
Title:	Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 28th day of October, 2026.

WHEELING CONSUMER RATE RELIEF FUNDING LLC

By:	/s/ Franz D. Messner
Name:	Franz D. Messner
Title:	Manager

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew D. Fransen Matthew D. Fransen	Manager	October 28, 2026

/s/ Franz D. Messner Franz D. Messner	Manager	October 28, 2026

/s/ Sean Emerick Sean Emerick	Independent Manager	October 28, 2026

/s/ William Bleier William Bleier	Independent Manager	October 28, 2026